Exhibit 99.1
Dedicated Pursuit Elan 2006 Annual Report

of Excellence for Patients and Shareholders. Dear Shareholders We have made considerable progress in the last year in advancing our research programmes in both our Autoimmune and Neurodegeneration franchises, and in restoring financial stability to the Company. In doing so, we have stayed faithful to our commitment to make a difference in the lives of patients, as well as fulfilling our commitment to you as shareholders and to our employees. Last year when I wrote to you with the annual report for 2005, the greatest challenge which we had encountered was the unexpected withdrawal of Tysabri at the end of February 2005. This year, I am glad to report that we have successfully achieved our goal of re-introducing Tysabri as a treatment for multiple sclerosis (MS). In addition to the re- launch of Tysabri for MS, it is now under active review by the regulatory authorities in the United States and in Europe as a therapy for Crohn’s disease. We are exploring additional indications for Tysabri and hope to provide an update on this during the year. As you will read in this annual report, we remain totally committed to our Autoimmune and Neurodegeneration franchises with a particular focus on our Alzheimer’s programmes. In addition, we are pleased that our Drug Technologies and Specialty Business groups both recorded a significant increase in revenue in 2006. It is critically important that the Company returns to financial stability in the very near term, and the Board and management are committed to achieving this through financial discipline and revenue growth. We have also successfully rescheduled our debt obligations beyond the date when we now expect to be trading profitably.

The Board and I remain committed to Elan’s future success and continue to have complete confidence in the ability of Kelly Martin and the management team to achieve that success. As always, the dedication of all our employees has been critical in the achievement of our goals in the past year. In 2005 we commenced a significant programme of change and refreshment of our Board which we anticipate will continue over the next couple of years. Through the Nominating Committee we have comprehensively reviewed the needs of our Board in terms of director background and suitability. We conduct an annual review of the continued suitability of board members for their roles in line with best governance practice. We recognise the importance of having a mixture of relevant backgrounds on our Board. Whilst mindful of the need for constant review and renewal of our Board, we have also endeavoured to maintain an appropriate degree of continuity at Board level to ensure that we preserve institutional knowledge. I would like to thank my fellow Board members for their continued support, encouragement and constructive advice during the past year. I would particularly like to mention Alan Gillespie, who will retire from the Board effective at the conclusion of the 2007 Annual General Meeting (AGM). Alan has served on the Board since 1996 and I would like to thank him for his very significant contribution over these years. We are also planning to make further changes to the Board over the coming months, including the appointment of new directors with significant relevant experience, and we hope to be able to announce some of these changes before or at our AGM. Lastly, I would like to thank you, our shareholders, for your continuing support. Kyran McLaughlin Chairman of the Board Dear Shareholders In 2006, Elan continued to build on its accomplishments and focus of the past while, at the same time, laying a solid foundation for the future. The year was important for our shareholders, employees and patients that we hope to assist through our science and therapeutic innovations. Key to the year’s accomplishments was the re-introduction of Tysabri in the United States for MS and the launch of Tysabri for the European market for MS. Discovered as part of our research efforts in South San Francisco during the early 1990’s, Tysabri offers a significant option for MS sufferers and their clinicians; a much needed therapeutic choice for this chronic and debilitating disease. As a reminder, there are some 400,000 treated MS patients throughout the world and another 100,000 patients who have opted out of current therapeutic choices for a variety of reasons. The ability to offer MS patients a new treatment choice with compelling efficacy defines who we are in terms of purpose and commitment. 2 Elan Corporation, plc 2006 Annual Report

In collaboration with Biogen Idec, we continue to work with regulatory agencies to bring a similar choice to patients suffering from Crohn’s. As we have announced, we are investigating additional therapeutic areas where Tysabri may be able to bring new treatment choices, including oncology. We continue to advance and add to our scientific pipeline. In collaboration with Wyeth, we continued to advance our Immunotherapeutic programmes in Alzheimer’s. Progress was made in both our passive (bapineuzumab/AAB-001 and AAB- 002) and active (ACC-001) programmes. We will continue to devote a significant amount of our energy and resources to these critical programmes. During the year, we added to our Alzheimer’s efforts with the collaboration with Transition Therapeutics on AZD-103/ELND-005. This small molecule programme is currently in Phase I and we are excited both with the potential of this programme and with working with our new collaborator. Completing our Alzheimer’s efforts, we continued to advance our gamma and beta secretase programmes. Both small molecule programmes continue to be valuable parts of our comprehensive efforts to provide new therapeutic choice to patients and families suffering from Alzheimer’s disease. Both our Specialty and Drug Technologies businesses continued to demonstrate disciplined growth. In the Specialty Business, our Hospital and Prialt businesses achieved revenue and productivity improvements. In Drug Technologies, we continued to expand the potential royalty income base and benefited from continued growth in the existing product portfolio. Our consistent theme has been focus on operational and financial discipline over the past several years. 2006 was another year in which we G. Kelly Martin delivered tangible year over year improvements. Operating loss was President and CEO reduced by 37% and revenues increased by 17%. With the commercial availability of Tysabri, we adjusted our financial goals as we seek to return to profitability on an accelerated basis. While managing our cost base and cash flows for an accelerated return to profitability, we will remain strategically consistent with our commitment to provide novel therapeutic choices. We will continue to selectively invest in near and longer term opportunities in neurodegenerative and autoimmune areas. We believe that we can continue to execute against the objectives of attaining profitability and building long term value for all of our stakeholders. In closing, in 2006 Tysabri became commercially available; we advanced and enhanced our efforts in Alzheimer’s; and we continued to achieve tangible operational and financial results. It was a year in which we continued our disciplined focus and generated momentum toward our future. We are committed to making further tangible and measurable progress on behalf of our shareholders by working to provide additional innovative therapeutic options to those who need them most — the patients and their caregivers. Elan Corporation, plc 2006 Annual Report 3

Operating Review Autoimmune Diseases Neurodegenerative Diseases Specialty Business Elan Drug Technologies

Company Overview — Operating Review Company Overview Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (US). Our operations are organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry. In the area of autoimmune diseases, we continue to research and develop novel therapies that may help patients who suffer from diseases where an immune reaction is mistakenly directed at cells, tissues and organs in different parts of the body. Currently there are few autoimmune diseases for which the disease can be reversed or cured; autoimmune diseases are, therefore, often chronic, requiring life-long care. The wide range of autoimmune diseases includes MS, Crohn’s disease (CD), ulcerative colitis and rheumatoid arthritis (RA). In the area of neurodegenerative diseases, we continue to focus on Alzheimer’s disease and Parkinson’s disease. Our R&D efforts in Alzheimer’s disease and Parkinson’s disease span more than two decades. In the United States and throughout the world, Alzheimer’s disease and related disorders represent a significant unmet medical need. While a number of approved treatment options exist for Alzheimer’s disease and Parkinson’s disease, available options do not address the underlying causes of the diseases nor their progression. Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Our products are the antibacterial hospital products Maxipime® (cefepime hydrochloride) and Azactam® (aztreonam for injection, USP), and Prialt® (ziconotide intrathecal infusion), a new class of treatment for severe chronic pain, which we launched in the United States in January 2005. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry. For more than 37 years, Elan has been applying its skills and knowledge to enhance the performance of dozens of drugs that have been marketed worldwide. Elan Corporation, plc 2006 Annual Report 5

Excellence in Autoimmune Diseases Our ongoing research in inflammation is based primarily on cell trafficking and discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including multiple sclerosis and Crohn’s disease. Tysabri, an alpha 4 integrin antagonist, emerged from this programme. In 2006, we expanded our research in autoimmune diseases to include novel anti-inflammatory approaches in addition to our core alpha 4 integrin programmes.

About Autoimmune Diseases In autoimmune diseases, the immune system mistakenly targets the cells, tissues and organs of a person’s body, generally causing inflammation. Inflammation is a response of body tissues to trauma, infection, chemical or physical injury, allergic reaction, or other factors. It is usually characterised by a collection of cells and molecules at a target site. Different autoimmune diseases affect the body in different ways. For example, in MS, the autoimmune reaction is directed against the brain. In CD, it is directed against the gastrointestinal tract; and in RA, it is directed against the joints. Autoimmune diseases are often chronic, affecting millions of people and requiring life-long care. Most autoimmune diseases cannot currently be reversed or cured. Elan’s therapeutic strategy for treating autoimmune diseases is to identify mechanisms common to autoimmune diseases, and develop novel therapeutics that stop the underlying causes of disease. Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the blood stream and invade target tissue. Blocking alpha 4 integrin stops immune cells from entering tissues. Tysabri Tysabri® (natalizumab) is an alpha 4 integrin antagonist. Tysabri is designed to inhibit immune cells from leaving the bloodstream and to prevent these immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation. Tysabri was developed and is now being commercialised by us in collaboration with Biogen Idec Inc. (Biogen Idec). FDA Review of Tysabri for the Treatment of Multiple Sclerosis In June 2006, the US Food and Drug Administration (FDA) approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union (EU) was also received in June 2006. The distribution of Tysabri in both the United States and European Union commenced in July 2006. The FDA granted approval for the re-introduction of Tysabri based on the review of Tysabri clinical trial data, Autoimmune Diseases — Operating Review revised labelling with enhanced safety warnings, and a risk management plan called the Tysabri Outreach: Unified Commitment to Health (TOUCH Prescribing Program), which is designed to inform physicians and patients of the benefits and risks of Tysabri treatment and minimise potential risk of progressive multifocal leukoencephalopathy (PML). Under the TOUCH Prescribing Program, only prescribers, infusion centres and pharmacies associated with infusion centres registered in the TOUCH Prescribing Program are able to prescribe, infuse or distribute Tysabri. Elan has contracted with a single distributor and twelve specialty pharmacies to distribute product in accordance with the requirements of the TOUCH Prescribing Program. The re-introduction of Tysabri was the culmination of a 17-month process and encompassed the following events: On 28 February 2005, we and Biogen Idec announced the voluntary suspension of the commercialisation and dosing in clinical trials of Tysabri, based on two reports of PML. PML is an opportunistic viral infection of the brain that usually leads to death or severe disability. We and Biogen Idec subsequently initiated a comprehensive safety evaluation of Tysabri and any possible link to PML. The safety evaluation was comprised of a complete review of all clinical trial data. We and Biogen Idec worked with clinical trial investigators and PML and neurology experts to evaluate more than 3,000 patients in MS, CD and RA trials. The safety evaluation also included a review of any reports of potential PML in patients receiving Tysabri in the commercial setting. Elan Corporation, plc 2006 Annual Report 7

From left to right: Stephen Jones, Chito Hernandez, Jim Knight, Doug Love, Tom Kissinger In March 2005, we announced that the safety evaluation had led to a posthumous reassessment of PML in a patient in an open label CD clinical trial. The patient died in December 2003, and the case was originally reported by a clinical trial investigator as malignant astrocytoma. In August 2005, we reported that findings from the safety evaluation of Tysabri in patients with MS resulted in no new confirmed cases of PML beyond the three previously reported. In October 2005, we reported the same results from our evaluation of patients with CD and RA. In September 2005, we and Biogen Idec announced that we had submitted a supplemental Biologics License Application (sBLA) for Tysabri to the FDA for the treatment of MS and would submit a similar data package to the European Medicines Agency (EMEA). In November 2005, the sBLA was accepted and designated for Priority Review by the FDA, and the European submission was accepted for review. In February 2006, we and Biogen Idec were informed by the FDA that it had removed the hold on clinical trial dosing of Tysabri in MS in the United States. On 8 March 2006, the Peripheral and Central Nervous System Drug Advisory Committee voted unanimously to recommend that Tysabri be re-introduced as a treatment for relapsing forms of MS. On 29 March 2006, we and Biogen Idec announced the re-initiation of Tysabri clinical trial dosing in MS. Specifically, it was announced that the first patients were enrolled and dosed in the Tysabri monotherapy safety extension study programme in MS. On 28 April 2006, we and Biogen Idec announced that the Committee for Medicinal Products for Human Use, the scientific committee of the EMEA, issued a positive opinion recommending marketing authorisation for Tysabri as a treatment for relapsing-remitting MS to delay the progression of disability and reduce the frequency of relapses. On 29 June 2006, the EMEA approved Tysabri for the treatment of relapsing-remitting forms of MS. In both the United States and Europe, special provisions are in place to ensure patients are informed of the risks of therapy and to enhance collection of post-marketing safety data and utilisation of Tysabri in MS. Evaluating Tysabri in Crohn’s Disease In collaboration with Biogen Idec, we are evaluating Tysabri as a treatment for CD. In September 2004, we submitted a Marketing Authorisation Application to the EMEA for the approval of Tysabri for the treatment of CD. Following approval of Tysabri as a treatment for MS in 2006, we have re-initiated discussion with the EMEA and expect European regulatory action regarding Tysabri in CD 8 Elan Corporation, plc 2006 Annual Report

in 2007. A sBLA for Tysabri as a treatment for CD in the United States was filed with the FDA on 15 December 2006 and has been accepted for review. The filing was based on the results of three randomised, double-blind, placebo-controlled, multi-centre trials of Tysabri assessing its safety and efficacy as both an induction and maintenance therapy. Autoimmune Diseases Research & Development Our ongoing research in autoimmune diseases is primarily based on cell trafficking and focuses on discovering disease-modifying approaches to treating a wide range of autoimmune diseases, including MS, CD and RA. Tysabri emerged from this research programme. In 2006, we expanded our research in autoimmune diseases to include novel anti-inflammatory approaches in addition to our core alpha 4 integrin programmes. Autoimmune Diseases — Operating Review Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, our scientists have been expanding and refining our understanding of how cells enter tissues. We now have a clear understanding of how cells enter the gut, brain, or joints, and cause the damage characteristic of MS, CD, and RA. Through the course of this work we have developed small molecules that can selectively block particular alpha 4 integrin interactions. The first drug candidate evolving from this effort is ELND-001, which is in Phase 1. Further work is ongoing for other molecules that target the alpha 4 integrin pathway. In June 2006, we entered into a multi-product alliance with Archemix Corp. (Archemix) to discover, develop and commercialise aptamer therapeutics for autoimmune diseases. This programme is in the discovery phase. From left to right: Mike McConnell, Donna Whiteford, David Feigal, Lori Taylor, Tony Pepio Elan Corporation, plc 2006 Annual Report 9

Excellence in Neurodegenerative Diseases We continue to advance our leading work in neurodegen-erative diseases, particularly in the area of Parkinson’s disease and in our collaborative immunotherapeutic programmes with Wyeth for Alzheimer’s. In 2006, we expanded our Abeta-targeted approach for Alzheimer’s, entering a collaboration with Transition Therapeutics to develop an anti-aggregation small molecule.

About Neurodegenerative Diseases In addition to Alzheimer’s disease and Parkinson’s disease, neurodegenerative diseases encompass other disorders that are characterised by changes in normal neuronal function. In most cases of degenerative disease, the risk of these changes increases with age, and the disease progression itself is progressive. Currently, neurodegenerative diseases are generally considered incurable. Several drugs are approved to alleviate some symptoms of some neurodegenerative diseases. Alzheimer’s disease is a degenerative brain disorder that primarily affects older persons. Alzheimer’s disease can begin with forgetfulness and progress into more advanced symptoms, including confusion, language disturbances, personality and behavior changes, impaired judgement and profound dementia. As the disease advances, most patients will eventually need complete skilled nursing care, and in the absence of other illnesses, the progressive loss of brain function itself will likely cause death. Parkinson’s disease is a progressive degenerative neurologic movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking, maintaining balance and coordination in patients diagnosed with the disease. Our Scientific Approach to Alzheimer’s Disease and Related Disorders Our scientific approach to treating Alzheimer’s disease focuses on the beta amyloid hypothesis, as it is believed that blocking the generation of beta amyloid in the brain or enhancing the clearance of beta amyloid will result in the successful treatment of Alzheimer’s disease patients. The beta amyloid hypothesis asserts that beta amyloid is involved in the formation of the plaque that causes the disruption of memory and cognition that is the hallmark of Alzheimer’s disease. This hypothesis is also the leading approach to developing therapeutic treatments that may fundamentally alter the progression of the disease, and evidence suggests that clearance of beta amyloid may lead to improved function in Alzheimer’s disease patients. Beta amyloid, also known as Abeta, is actually a small part of a larger protein called the amyloid precursor protein (APP). Beta amyloid is formed when certain enzymes called secretases “clip” (or cleave) APP. It is Neurodegenerative Diseases — Operating Review becoming increasingly clear that once beta amyloid is released, it exists in multiple physical forms with distinct functional activities. It is believed that the toxic effects of these forms are likely responsible for the complex mental disruption characteristic of Alzheimer’s disease. Alzheimer’s Research and Development Our scientists are investigating three key therapeutic approaches that target the elimination and prevention of production or aggregation of beta amyloid. In collaboration with Wyeth, we are developing beta amyloid immunotherapies. Separately, we have research programmes focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions result in the over-production of beta amyloid in the brains of patients with Alzheimer’s disease. In addition, in September 2006 we entered into a collaboration agreement with Transition Therapeutics, Inc. (Transition) to develop AZD-103 (also referred to as AZD-103/ELND-005), a small molecule therapeutic that acts by breaking down and preventing the aggregation of beta amlyoid fibrils. Research in Beta Amyloid Immunotherapy Beta amyloid immunotherapy pioneered by Elan involves the treatment of Alzheimer’s disease by inducing or enhancing the body’s own immune response in order to clear beta amyloid from the brain. Active immunisation stimulates the body’s own immune system to manufacture anti beta amyloid antibodies that may attach to amyloid and clear it from the brain. This, in turn, appears to reduce the build-up of beta amyloid in the brain tissue of patients. Through a monoclonal antibody approach (passive immunisation), synthetically engineered antibodies directed at beta amyloid are injected into the bloodstream and are thought to help reverse beta amyloid accumulation. Our scientists have developed a series of monoclonal antibodies and active immunisation approaches that may have the ability to selectively clear a variety of beta amyloid species. These new approaches have the potential to deliver immunotherapies with potent and broad therapeutic activity. Our AAB-001, AAB-002 and ACC-001 programmes have emerged from this work. Elan Corporation, plc 2006 Annual Report 11

AAB-001 We, in collaboration with Wyeth, are pursuing beta amyloid immunotherapy for mild to moderate Alzheimer’s disease in Phase 2 studies of a humanised monoclonal antibody, AAB-001. This therapeutic antibody is thought to bind and clear beta amyloid peptide and is designed to provide antibodies to beta amyloid directly to the patient, rather than requiring patients to mount their own responses. Animal studies have shown that this approach is as effective in clearing beta amyloid from the brain as active immunisation methods. By providing such a “passive immunisation” approach for treatment of Alzheimer’s disease, the benefits demonstrated with an earlier active immunisation study may be retained, while the safety concerns of the earlier approach may be greatly reduced or eliminated due to the absence of stimulation of the patient’s immune response to beta amyloid. During the first half of 2005, we initiated two Phase 2 clinical trials with AAB-001. Both trials are randomised, double-blind, placebo-controlled, multiple ascending dose studies with four dose cohorts. One trial includes approximately 240 patients and the other includes approximately 30 patients, all with mild to moderate Alzheimer’s disease. The patients are being followed for 18 months. Data from this clinical trial will be used to design the next phase of clinical trials. It will also determine the time point at which this programme can progress into the next phase of clinical trials. AAB-002 We anticipate a potential filing of an Investigational New Drug (IND) application in 2007 for AAB-002, a follow-on antibody programme, which is also in collaboration with Wyeth. This antibody has demonstrated unique attributes in our experimental animal models when compared to AAB-001. ACC-001 We, in collaboration with Wyeth, are also developing ACC-001, a novel beta amyloid-related active immunisation approach. ACC-001 is in a Phase 1 clinical study designed to study safety and immunogenicity in patients with mild to moderate Alzheimer’s disease. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system. Initiation of Phase 2 clinical trials has been targeted for 2007. Our Secretase Inhibitor Research Beta and gamma secretases are proteases (enzymes that break down other proteins) that appear to clip the APP, resulting in the formation of beta amyloid. This is significant because if the “clipping” of APP could be prevented, the pathology of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programmes focused on molecule inhibitors of beta and gamma secretases. Beta Secretase Beta secretase is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. We have been an industry leader in beta secretase research for more than 10 years. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the centre of understanding the complexities of beta secretase and advancing agents that inhibit its role in Alzheimer’s disease pathology. In 2005, we resolved our dispute with Pfizer Inc. (Pfizer), our former collaborator on the beta secretase programme. The settlement allows for both companies to operate with freedom in the beta secretase space. We are continuing our pre-clinical drug discovery efforts, including expansion of our strategic industry-leading patent portfolio covering beta secretase small molecule inhibitors. Gamma Secretase Gamma secretase is an unusual multi-protein complex that is thought to play a significant role in the formation of beta amyloid. We have played a critical leadersh ip role in the increased awareness of how gamma secretase may affect Alzheimer’s disease pathology. Our finding, published in 2001, that functional gamma secretase 12 Elan Corporation, plc 2006 Annual Report inhibitors appear to reduce beta amyloid levels in the brain, was an important step in this area of Alzheimer’s disease research. We continued to progress our gamma secretase discovery programme in 2006. AZD-103/ELND-005 In 2006, we entered into a collaboration with Transition to develop a small molecule approach to the treatment of mild to moderate Alzheimer’s disease. The molecule is a beta-amyloid anti-aggregate. Based upon pre-clinical data, by blocking the aggregation of amyloid beta, clearance of amyloid occurs and plaque build up is prevented. Daily oral treatment with this compound has been shown to prevent cognition decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the brain accompanied with an increased survival rate of these animals. In 2006, three Phase 1 Single Ascending Dose studies were conducted by Transition showing that AZD-103/ ELND-005 has a favourable pharmacokinetic profile and is safe and well tolerated. No significant drug-related adverse events have been reported to date. In 2007, we will conduct additional clinical and non-clinical studies to support the initiation of a Phase 2 trial, targeted for 2007. This Phase 2 study will be a randomised, Neurodegenerative Diseases — Operating Review double-blind, placebo-controlled, dose-ranging study in mild to moderate Alzheimer’s disease patients. Parkinson’s Research Parkinson’s disease is believed to be a result of misfolded proteins in the brain. Parkinson’s disease is characterised by the accumulation of aggregated alpha-synuclein, or Lewy bodies, in degenerating neurons in particular regions of the brain. Our early discovery efforts in Parkinson’s disease are guided by our expertise and leadership in Alzheimer’s disease research. We made significant scientific progress in 2006, identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. These unique forms have led us to a series of therapeutic targets that will be a focus of our small and large molecule drug discovery efforts over the next few years. Our scientists are also studying parkin, a protein found in the brain that has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons. Some familial forms of Parkinson’s disease have been linked to mutations in parkin, and we are actively studying the relationship between parkin activity and neurodegeneration. This research is in the drug discovery stage. From left to right: Wagner Zago, Natalie Gomez, Michael Arrighi, Enchi Liu, Michael Grundman, Hassan Movahhed, Bob Venteicher, Tara Nickerson, Robert Brendza Elan Corporation, plc 2006 Annual Report 13

Excellence in Specialty Business Our specialty business group encompasses our commercial activities related to meeting the needs of specialists treating severe bacterial infections in hospitals, and pain specialists addressing severe chronic pain. Currently, our products are the antibacterial hospital products Maxipime and Azactam, and Prialt, an innovative treatment for severe chronic pain.

Prialt On 28 December 2004, the FDA approved Prialt for the management of severe chronic pain in patients for whom intrathecal therapy is warranted, and who are intolerant of or refractory to other treatment, such as systemic analgesics, adjunctive therapies or intrathecal morphine. Prialt is approved for use only in the Medtronic SynchroMed® EL, SynchroMed® II Infusion System and CADD-Micro® ambulatory infusion pump. Prialt is administered through appropriate programmable microinfusion pumps that can be implanted or external, and which release the drug into the fluid surrounding the spinal cord. Prialt is in a class of non-opioid analgesics known as N-type calcium channel blockers. It is a synthetic equivalent of a naturally occurring conopeptide found in a marine snail known as Conus magus. Research suggests that the novel mechanism of action of Prialt works by targeting and blocking N-type calcium channels on nerves that ordinarily transmit pain signals. In January 2005, we launched Prialt in the United States. We believe Prialt represents an important therapeutic option addressing an unmet need, and that it has the potential for significant patient impact and market contribution in the area of severe chronic pain. Revenue from sales of Prialt totalled $12.1 million for 2006 (2005: $6.3 million). In Specialty Business — Operating Review March 2006, Elan completed the sale of the Prialt rights in Europe to Eisai Co. Ltd. (Eisai), while retaining the product rights in the United States. Hospital Business and Products Severe bacterial infections remain a major medical concern. We market two products that treat severe bacterial infections, each designed to address medical needs within the hospital market. We licensed the US marketing rights to Maxipime from Bristol-Myers Squibb Company (Bristol-Myers) in January 1999. Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with serious and/or life-threatening infections. Pulmonologists, infectious disease specialists, emergency medicine specialists, surgeons, internal medicine physicians, From left to right: Shane Dixon, Marc Umans, Beatrice Reed, Terry Mix Elan Corporation, plc 2006 Annual Report 15

From left to right: Richard McCourt, Timothy O’Shea, Christopher Petersen, Arthur Dornik hematologists and oncologists prescribe Maxipime for patients with severe infections requiring hospitalisation, such as pneumonia, urinary tract infection and febrile neutropenia. Attributes of Maxipime are its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics, ease of use and favourable pharmaco-economic profile. Revenue from sales of Maxipime totalled $159.9 million for 2006 (2005: $140.3 million). The basic US patent on Maxipime expired in March 2007. Two other US patents covering Maxipime formulations expire in February 2008. Bristol-Myers recently received correspondence from lawyers for Apotex Corp. (Apotex) stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. If Apotex or others are able to introduce generic competitors to Maxipime our revenues from, and gross margin for, Maxipime will be materially and adversely affected. We licensed the US marketing rights to Azactam, an injectable antibiotic from Bristol-Myers, in January 1999. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Azactam is often used in these infections for patients who have a known or suspected penicillin allergy. Revenue from sales of Azactam totalled $77.9 million for 2006 (2005: $57.7 million). The basic US patent on Azactam expired in October 2005. No generic Azactam product has been approved to date; however we expect that generic competition to Azactam will emerge in 2007. Please refer to the “Financial Review” for additional information concerning our revenue by category for 2006 and 2005. 16 Elan Corporation, plc 2006 Annual Report

Pipeline & Products Discovery Preclinical Phase 1 Phase 2 Phase 3 Filed Approved Marketed Autoimmune Diseases Multiple Sclerosis Tysabri® (natalizumab) (US)* Tysabri® (natalizumab) (EU)* Crohn’s Disease Tysabri® (natalizumab) (US)* Tysabri® (natalizumab) (EU)* Autoimmune Diseases ELND-001 ELND-002 Autoimmune Research Neurodegenerative Diseases Alzheimer’s Disease Immunotherapies** AAB-001 Monoclonal Antibody AAB-002 Monoclonal Antibody ACC-001 Immunoconjugate Alzheimer’s Disease Secretase Inhibitors Beta Secretase Research Gamma Secretase Research Abeta Aggregation Inhibitors*** AZD-103/ELND-005 Parkinson’s Disease Parkinson’s Research Specialty Business Severe Chronic Pain Prialt® (ziconotide intrathecal infusion) (US) Infectious Diseases Azactam® (aztreonam for injection, USP) (US) Maxipime® (cefepime hydrochloride) (US) * Developed in collaboration with Biogen Idec. ** Developed in collaboration with Wyeth. ***Developed in collaboration with Transition. Elan Corporation, plc 2006 Annual Report 17

Excellence in Elan Drug Technologies Elan Drug Technologies (EDT) focuses on product development, scale-up and manufacturing to address the pharmaceutical industry’s drug formulation challenges. EDT offers the industry a suite of proprietary technology-driven solutions, including our NanoCrystal technology, which continues to be a critical differentiator.

About NanoCrystal Technology For more than 37 years, we have been applying our skills and knowledge to enhance the performance of dozens of drugs that have been marketed in many countries worldwide. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry. EDT offers the industry a suite of proprietary technology-driven solutions. EDT recorded total revenue of $247.4 million in 2006 (2005: $222.4 million). Our NanoCrystal® technology continues to be one of the key platforms that differentiates EDT. Sales by third parties of products incorporating NanoCrystal technology continued to grow in 2006. During 2006, we signed a number of development agreements with third parties, including a licence agreement with Abbott Pharmaceutical PR Ltd. (Abbott) to develop a single fixed-dose combination of TriCor® and Crestor® for high cholesterol patients. Elan Drug Technologies — Operating Review Elan’s Patented and Commercialised NanoCrystal Technology Elan’s NanoCrystal technology is a drug optimisation technology applicable to poorly water-soluble compounds. It is covered by numerous US and international patents and patent applications and is part of a suite of technologies that EDT offers to third-party clients. NanoCrystal technology involves reducing crystalline drug to particles under 400 nanometres. By reducing particle size, the exposed surface area of the drug is increased and is then stabilised to maintain particle size. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance. From left to right: Gary Liversidge, Fidelma Callanan, David Czekai, Donagh McGuire Elan Corporation, plc 2006 Annual Report 19

From left to right: Seamus O’Loan, Doreen Gerety, Paul Logue, Tom Riordan Products developed and now commercialised in the United States using Elan’s NanoCrystal technology include: Emend® — oral tablet form of aprepitant, a poorly water- soluble compound; Megace® ES — concentrated oral suspension, with reduced dose and improved dissolution and bioavailability; Rapamune® — convenient oral tablet form eliminating reconstitution and refrigerated storage of original compound; and TriCor — new formulation of Abbott’s fenofibrate, which can be taken without regard to food. Manufacturing and Scale-up Activities The combination of development and manufacturing capabilities on the same sites in EDT allows for streamlined scale-up and transfer to commercial scale manufacturing activities. EDT’s principal manufacturing and development facilities are located in Athlone, Ireland and in King of Prussia, Pennsylvania and Gainesville, Georgia, in the United States. Our range of services includes formulation development, analytical development, clinical trial manufacturing and scale-up, including sterile fill and finish as well as product registration support. The Athlone campus comprises more than 460,000 square feet under roof, of which 218,000 square feet is dedicated to manufacturing. 20 Elan Corporation, plc 2006 Annual Report

Environment Many factors and elements contribute to the environment in which we conduct our activities. Key factors and elements include the pharmaceutical market, government regulation, the product approval process, manufacturing, patents and intellectual property rights, competition, distribution, raw materials and product supply, employees and principal properties. Pharmaceutical Market The US market is our most important market. Please refer to Note 4 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as “Government Regulation” and “Product Approval,” place emphasis on requirements in the United States. Government Regulation The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of 10 years. This period varies considerably from case to case and from country to country. An application for registration includes specific details concerning not only the chemical composition, but also the manufacturing plant and procedures involved in the production of the product. The time from submission of an application to commercialisation of the product is typically two years or longer. After a product has been approved by the regulatory authorities and has been launched, it is a condition of the product approval that all aspects relating to its safety, efficacy and quality remain under review. Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing Elan Corporation, plc 2006 Annual Report 21 and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetics Act, the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labelling, storage, recordkeeping, reporting, advertising, marketing, import, export, distribution and approval of our products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts or the refusal to approve pending product approval applications for drugs, biological products, or medical devices, until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions. In addition, the US Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines. The pricing of pharmaceutical products is regulated in many countries. The mechanism of price regulation varies. For example, certain countries regulate the price of individual products while in other countries prices are controlled by limiting overall company profitability. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, there have been ongoing discussions on potential reforms of the healthcare system, including the pricing of pharmaceuticals, which could result, directly or indirectly, in the implementation of price controls on a larger number of pharmaceutical products. Certain states are attempting to impose requirements, processes, or systems that would result in indirect price controls. It is not possible to predict future regulatory action on the pricing of pharmaceutical products. In June 2002, we entered into a settlement with the US Federal Trade Commission (FTC) resolving the FTC’s investigation of a licensing arrangement between us and Biovail Corporation relating to nifedipine, a generic version of the hypertension drug AdalatTM CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by us that any law had been violated, and does not provide for monetary fines or penalties. We continue to satisfy all of the terms of the consent order. In June 2001, we received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan Corporation, plc or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan® (naproxen sodium controlled-release). In October 2001, our counsel met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. We have voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC rela ting to this investigation. We do not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on our business, or to reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation. In January 2006, Elan received a subpoena from the US Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegran®. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the 22 Elan Corporation, plc 2006 Annual Report government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai. Product Approval Pre-clinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed. Under US law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. US law further requires that studies conducted to support approval for product marketing be “adequate and well controlled.” In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice (GCP) requirements, and adverse event and other reporting requirements must be followed. The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorisation. The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA Environment — Operating Review through a licence application such as a New Drug Application (NDA) or a Biologics License Application (BLA). In certain cases an Abbreviated New Drug Application (ANDA) can be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant’s drug with an already approved reference drug rather than on clinical safety and efficacy studies. An ANDA might be available to us for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA could grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval studies or deny the application. Applications are often referred to an outside FDA advisory committee of independent experts prior to the FDA acting on the application. Similar systems are in place for the testing and approval of biologics and medical devices. There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site Elan Corporation, plc 2006 Annual Report 23 of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by us are also subject to FDA approval and ongoing regulation. In the United States, under the Prescription Drug User Fee Act and the Medical Device User Fee and Modernization Act, the FDA receives fees for reviewing product applications and supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. These fees can be significant. For example, the NDA or BLA review fee alone can exceed $0.5 million, although certain deferrals, waivers and reductions may be available. Even when user fees are significant, they do not generally constitute a major expense relative to the overall cost associated with product development and regulatory approval. Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for EU countries, in general, most other countries have their own procedures and requirements. Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to current good manufacturing practices (cGMP) requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. Adverse events that are reported after marketing authorisation can result in additional limitations being placed on a product’s use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing authorisation, can result in product liability claims against us. The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorised users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP. At 31 December 24 Elan Corporation, plc 2006 Annual Report

2006, we had manufacturing facilities in Ireland and the United States. At 31 December 2006, we employed 543 people in our manufacturing and supply activities, over half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral micro particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the US Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations. In May 2001, Elan Holdings, Inc. (Elan Holdings), a wholly owned subsidiary of Elan, the late Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the US Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at our Gainesville facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure, Avinza® once-daily, novel dual release morphine sulphate, RitalinLA® once-daily, pulsatile release of methylphenidate and Focalin® XR — once daily dexmethylphenidate for treatment of Attention-Deficit Hyperactivity Disorder. The consent decree did not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, Elan Holdings is permanently Environment — Operating Review enjoined from violating cGMP regulations. The consent decree was removed in 2006. Patents and Intellectual Property Rights Our competitive position depends on our ability to obtain patents on our technologies and products, to defend our patents, to protect our trade secrets and to operate without infringing the valid patents or trade secrets of others. We own or license a number of patents in the United States and other countries. These patents cover, for example: Pharmaceutical active ingredients, products containing them and their uses; Pharmaceutical formulations; and Product manufacturing processes. Patents for products extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. Tysabri is covered by a number of pending patent applications and issued patents in the United States and many other countries. Elan has a basic US patent for Elan Corporation, plc 2006 Annual Report 25

Tysabri covering the humanised antibody and its use to treat MS, which expires in 2014, subject to any available patent term extensions. Additional US patents and patent applications of Elan and/or its collaborator, Biogen Idec, which cover i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and ii) methods of manufacturing Tysabri generally expire between 2012 and 2020. Outside the United States, patents and patent applications on i) the product and methods of manufacturing the product, and ii) methods of treatment would generally expire in the 2014 to 2016 and 2012 to 2020 timeframes, respectively. If Tysabri receives regulatory approval in those jurisdictions, those patents may be eligible for supplemental protection certificates. In addition to our Tysabri collaboration with Biogen Idec, we have entered into licences covering intellectual property related to Tysabri. We will pay royalties under these licences based upon the level of Tysabri sales. We may be required to enter into additional licences related to Tysabri intellectual property. If these licences are not available, or are not available on reasonable terms, we may be materially and adversely affected. The fundamental US patent covering the use of Prialt to produce analgesia expires in 2011. A further US patent covering the stabilised formulation of Prialt expires in 2015. One of our patents covering Prialt may qualify for a US patent term extension of up to five years. The basic US patent for Maxipime expired in March 2007. However, two US patents covering Maxipime formulations may provide patent protection until February 2008. Bristol-Myers recently received correspondence from lawyers for Apotex stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. The basic US patent for Azactam expired in October 2005. Maxipime and Azactam are expected to face generic competition, which is expected to have a From left to right: Brid O’Flaherty, Declan O’Connor, Shane Cooke, Patrick Roberts 26 Elan Corporation, plc 2006 Annual Report

substantial adverse effect on our revenues from, and gross margin for, these products. The primary patents covering Elan’s NanoCrystal technology expire in the United States in 2011 and in countries outside the United States in 2012. We also have numerous US and international patents and patent applications that relate to our NanoCrystal drug optimisation technology applicable to poorly water-soluble compounds. In addition, we have a large patent estate resulting from our Alzheimer’s disease research. Our products are sold around the world under brand name, logo and product design trademarks that we consider in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms. Competition The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic drug manufacturers. Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex® marketed by our collaborator Biogen Idec; Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe; Rebif® marketed by Merck Serono and Pfizer in the United States and by Merck Serono in Europe; and Copaxone® marketed by Teva Neurosciences, Inc. (Teva) in the United States and co-promoted by Teva and Sanofi-Aventis in Europe. Many companies are working to develop new therapies or alternative formulations of products for MS, which if successfully developed would compete with Tysabri. A drug may be subject to competition from alternative therapies during the period of patent protection or Environment — Operating Review regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Our product Azactam lost its basic US patent protection in October 2005. We expect that generic competition to Azactam will emerge in 2007 and will have a material and adverse effect on our sales of Azactam. The basic US patent for Maxipime expired in March 2007. However, two US patents covering Maxipime formulations may provide patent protection until February 2008. Bristol-Myers recently received correspondence from lawyers for Apotex stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. When a generic competitor for Maxipime enters the market, it will have a material and adverse effect on our sales of Maxipime. Generic competitors may also challenge existing patent protection or regulatory exclusivity. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, slow, or reverse the growth in, sales and profitability of any of our products not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitor products, including generic versions of our products, may materially adversely affect our business, financial condition and results of operations. Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation t hat provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially adversely affected. Elan Corporation, plc 2006 Annual Report 27

Distribution We sell our pharmaceutical products primarily to drug wholesalers. Our revenue reflects the demand from these wholesalers to meet the in-market consumption of our products and to reflect the level of inventory that wholesalers of our products carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of our products. We often manufacture our drug delivery products for licensees and distributors but do not usually engage in any direct sales of drug delivery products. Raw Materials and Product Supply Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on third-party manufacturers for the pharmaceutical products that we market. An inability to obtain raw materials or product supply could have a material adverse impact on our business, financial condition and results of operations. Employees On 31 December 2006, we had 1,734 employees worldwide, of whom 494 were engaged in R&D activities, 543 were engaged in manufacturing and supply activities, 328 were engaged in sales and marketing activities and the remainder worked in general and administrative areas. Property, Plant and Equipment We consider that our properties are in good operating condition and that our machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs. For additional information, please refer to Note 15 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment, Note 28 to the Consolidated Financial Statements, which discloses future minimum rental commitments, Note 29 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment and “Financial Review—Liquidity and Capital Resources,” which discloses information relating to our capital expenditures. Principal Properties The following table lists the location, ownership interest, use and approximate size of our principal properties: Location and Ownership Interest Use Size Athlone, Ireland R&D, manufacturing and administration 463,000 Sq. Ft. Owned Gainesville, Georgia, United States R&D, manufacturing and administration 84,000 Sq. Ft. Owned South San Francisco, California, United States R&D and administration 213,000 Sq. Ft. Leased King of Prussia, Pennsylvania, United States R&D, manufacturing, sales and administration 113,000 Sq. Ft. Leased San Diego, California, United States Sales, marketing and administration 68,000 Sq. Ft. Leased Stevenage, United Kingdom Product development and administration 8,000 Sq. Ft. Leased Dublin, Ireland Corporate administration 20,000 Sq. Ft. Leased New York, New York, United States Corporate administration 14,000 Sq. Ft. Leased 28 Elan Corporation, plc 2006 Annual Report

Financial Information

Elan Corporation, plc 2006 Annual Report 29

Terms
As used herein, “we” , “our” , “us” , “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) and its consolidated subsidiaries, unless the context requires otherwise.

Financial Statements
We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards (IFRS) that have been adopted by the European Union and were effective at 31 December 2006. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the US Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (US GAAP). The Form 20-F under US GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from US GAAP. For a discussion of the significant differences between IFRS and US GAAP, please refer to “US GAAP Information,” beginning on page 135 of this Annual Report.

Trademarks
All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Cautionary Factors That May Affect Future Results
Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.

This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	The potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of PML) and the potential for the successful development and commercialisation of additional products;

•	The potential of Prialt as an intrathecal treatment for severe pain;

•	Our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet our liquidity requirements;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•	Competitive developments affecting our products, including the introduction of generic competition following the scheduled loss of patent protection or marketing exclusivity for our products (including, in particular, Maxipime, which lost its basic US patent protection in March 2007 and Azactam, which lost its basic US patent protection in October 2005);

•	Our ability to protect our patents and other intellectual property;

•	Difficulties or delays in manufacturing (including, in particular, with respect to Maxipime);

•	Trade buying patterns;

•	Pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	The failure to comply with anti-kickback and false claims laws in the United States (including, in particular, with respect to past marketing practices with respect to our former Zonegran product, which are being investigated by the US Department of Justice and the US Department of Health and Human Services. The resolution of the Zonegran matter could require us to pay substantial fines and to take other actions that could have a material adverse effect on us);

•	The success of our R&D activities (including, in particular, whether the Phase 2 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful) and the speed with which regulatory authorisations and product launches may be achieved;

•	Extensive government regulation;

•	Risks from potential environmental liabilities;

•	Failure to comply with our reporting and payment obligations under Medicaid or other government programmes;

•	Exposure to product liability risks;

•	An adverse effect that could result from the putative class action lawsuits initiated following the voluntary suspension of the commercialisation and clinical dosing of Tysabri and the outcome of our other pending or future litigation;

•	The volatility of our share price; and

•	Some of our agreements that may discourage or prevent someone from acquiring us.

We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

30 Elan Corporation, plc 2006 Annual Report

Financial Review

Introduction

This Annual Report for the year ended 31 December 2006 meets the reporting requirements pursuant to Irish Company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (Listing Rules).

This financial review primarily discusses:

•	Current operations;

•	Critical accounting policies;

•	The results of operations for the year ended 31 December 2006, compared to the year ended 31 December 2005;

•	Segment analysis;

•	Our financial position, including capitalisation and liquidity;

•	Market risk; and

•	Post balance sheet events.

Current Operations

Our operations are organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.

For additional information on our current operations please refer to the Operating Review on pages 4 to 28.

Critical Accounting Policies

The Consolidated Financial Statements include certain estimates based on management’s best judgements. Estimates are used in determining items such as the fair value of share-based compensation, the carrying values of intangible assets and property, plant and equipment, the accounting for contingencies and revenue recognition — estimating sales rebates and discounts, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

Share-Based Compensation

We account for share-based payments in accordance with IFRS 2, “Share-based Payment,” (IFRS 2). Equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the requisite service period. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting. In 2006, we recognised an expense for share-based compensation of $46.3 million (2005: $36.6 million).

Elan Corporation, plc 2006 Annual Report 31

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee stock option exercise behaviours. If factors change and we employ different assumptions in the application of IFRS 2 in future periods, the compensation expense that we record under IFRS 2 may differ significantly from what we have recorded in the current period. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards.

Goodwill, Other Intangible Assets, Property, Plant and Equipment and Impairment

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or its cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. Total goodwill and other intangible assets amounted to $681.7 million at 31 December 2006 (2005: $815.2 million). There were no material impairment charges relating to goodwill and other intangible assets in 2006 or 2005. As the impairment analysis is principally based on estimated cashflows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

In January 2005, we launched Prialt in the United States. Revenue from sales of Prialt totalled $12.1 million in 2006 (2005: $6.3 million). The total revenue was lower than our initial forecast. Our estimates of the fair value of this product, based on future net cash flows, are in excess of the asset’s carrying value of $283.7 million at 31 December 2006. We believe that we have used reasonable estimates in assessing the carrying value of this intangible. Nevertheless, should our future revenues from this product fail to meet our expectations, the carrying value of this asset may become impaired.

Bristol-Myers recently received correspondence from lawyers for Apotex stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. If Apotex or others are able to introduce generic competitors to Maxipime our revenues from, and gross margin for, Maxipime will be materially and adversely affected. Our estimates of the fair value of Maxipime and Azactam, based on future net cash flows which assume that both products will face generic competition in the future, are in excess of the carrying value of these intangibles of $135.7 million at 31 December 2006. If Apotex or others are able to introduce generic competitors to Maxipime earlier than we anticipate, then the carrying value of this asset may become impaired.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying value of these facilities may become impaired. At 31 December 2006, our best estimates of the likely success of development and commercialisation of our pipeline products support the carrying value of our manufacturing facilities.

Contingencies Relating to Actual or Potential Administrative Proceedings

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the loss can be reasonably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

32 Elan Corporation, plc 2006 Annual Report

Financial Review

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, as described in Note 31 to the Consolidated Financial Statements. We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2006, we had provided for $5.0 million (2005: $2.1 million), representing our estimate of the costs for the current resolution of these matters. We developed these estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingency provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. We believe that the legal contingency provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our current estimates, depending on the outcome of these matters.

Revenue Recognition—Sales Discounts and Allowances

We recognise revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the consolidated income statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2006, we had total provisions for our marketed products of $16.2 million for sales discounts and allowances, of which approximately 65% and 31% related to Maxipime and Azactam, respectively. We have over eight years of experience in relation to these two products. The sales discounts and allowances related to Tysabri are estimated based on historical data of a similar product and our experience to date with this product. We do not expect Tysabri returns to be material given the manner in which this product is prescribed and used.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

The table below summarises our sales discounts and allowances to adjust gross revenue to net revenue for each significant category. An analysis of the separate components of our revenue is set out in Note 3 to the Consolidated Financial Statements.

Elan Corporation, plc 2006 Annual Report 33

	2006	2005
	$m	$m

Gross revenue subject to discounts and allowances	293.8	262.0
Manufacturing revenue and royalties	232.6	207.1
Contract revenue	14.8	15.3

Gross revenue	541.2	484.4

Sales discounts and allowances:
Charge-backs	(28.6)	(22.8)
Managed health care rebates and other contract discounts	(3.7)	(2.9)
Medicaid rebates	(1.2)	(1.7)
Cash discounts	(6.5)	(5.5)
Sales returns	(0.6)	(22.3)
Other adjustments	(3.3)	(2.5)

Total sales discounts and allowances	(43.9)	(57.7)

Net revenue subject to discounts and allowances	249.9	204.3
Manufacturing revenue and royalties	232.6	207.1
Contract revenue	14.8	15.3

Net revenue	497.3	426.7

Total sales discounts and allowances decreased from 22.0% of gross revenue subject to discounts and allowances in 2005 to 14.9% in 2006, as detailed in the rollforward and as further explained below.

Charge-backs, which are the most significant component of the sales discounts and allowances, increased as a percentage of gross revenue subject to discounts and allowances from 8.7% in 2005 to 9.7% in 2006. The increase is due primarily to changes in product mix.

Sales returns as a percentage of gross revenue subject to discounts and allowances decreased from 8.5% in 2005 to 0.2% in 2006. The decrease was principally due to the voluntary suspension of Tysabri in February 2005, which increased the provision for returns in 2005, and changes in the product mix. All other discounts and allowances remained broadly consistent as a percentage of gross revenue subject to discounts and allowances in 2006, compared to 2005.

The following table sets forth the activities and ending balances of each significant category of adjustments which were allocated against our gross revenue subject to discounts and allowances:

		Managed
		Health
		Care
		Rebates
		and
		Other
		Contract	Medicaid	Cash	Sales	Other
	Chargebacks	Discounts	Rebates	Discounts	Returns	Adjustments	Total
	$m	$m	$m	$m	$m	$m	$m

Balance at 31 December 2005	6.7	1.4	0.9	0.9	6.5	0.4	16.8
Provision related to sales made in current period	28.6	3.7	1.2	6.5	2.3	3.3	45.6
Provision related to sales made in prior periods	—	—	—	—	(1.7)	—	(1.7)
Returns and payments	(28.6)	(3.6)	(1.3)	(6.3)	(1.9)	(2.8)	(44.5)

Balance at 31 December 2006	6.7	1.5	0.8	1.1	5.2	0.9	16.2

34 Elan Corporation, plc 2006 Annual Report

Financial Review

(a)	Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the US Department of Defense, the US Department of Veterans Affairs, Group Purchasing Organizations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the accrual for charge-backs, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At 31 December 2006, Maxipime and Azactam represented approximately 92% and 7%, respectively, of the total charge-backs accrual balance of $6.7 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for these products, the accrual for charge-backs would increase/(decrease) by approximately $2.7 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(b)	Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organisations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the levels of inventory in the distribution channel. At 31 December 2006, Maxipime and Azactam represented approximately 70% and 30%, respectively, of the total managed health care rebates and other contract discounts accrual balance of $1.5 million. If we were to increase/(decrease) our estimated level of inventory in the distribution channel by one month’s worth of demand for these products, the accrual would increase/(decrease) by approximately $0.3 million. We believe that our estimate of the levels of inventory for Maxipime and Azactam in the distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

(c)	Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Elan Corporation, plc 2006 Annual Report 35

(d)	Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

(e)	Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2006, Maxipime and Azactam represented approximately 33% and 64%, respectively, of the total sales returns accrual balance of $5.2 million. At 31 December 2006, we have estimated the gross revenue value of Maxipime and Azactam inventory in the distribution channel to be approximately $22.5 million (2005: $32.1 million) and $10.0 million (2005: $5.5 million), respectively. Assuming inventory leaves the distribution channel on a first-in first-out basis, we have estimated that this distribution channel inventory has a shelf life running to various dates during 2008 (gross revenue value approximately $1.5 million) and 2009 (gross revenue value approximately $31.0 million). Azactam lost its basic patent exclusivity in October 2005 and Maxipime lost its basic patent exclusivity in March 2007; however, to date no generic Azactam or Maxipime product has been approved. We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to its expiration date, and accordingly believe that our sales returns accrual is appropriate.

(f)	Other adjustments

In addition to the significant sales discounts and allowances described above, we make other individually insignificant sales adjustments. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

36 Elan Corporation, plc 2006 Annual Report

Financial Review

(g)	Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, Inc. (IMS Health), a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. We also use information from external sources to identify prescription trends and patient demand. Up to 2004, we received inventory pipeline data from IMS Health. We now receive inventory pipeline data directly from the three major wholesalers (McKesson Corp. (McKesson), Amerisource Bergen Corp. (Amerisource Bergen), and Cardinal Health, Inc. (Cardinal Health)). Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

For additional information regarding our significant accounting policies, please refer to Note 2 to the Consolidated Financial Statements.

Elan Corporation, plc 2006 Annual Report 37

Results of Operations for the Years Ended 31 December

	2006	2005	% increase/
	$m	$m	(decrease)

Product revenue	482.5	411.4	17%
Contract revenue	14.8	15.3	(3)%

Total revenue	497.3	426.7	17%
Cost of sales	198.9	178.7	11%

Gross profit	298.4	248.0	20%
Selling, general and administrative expenses	417.1	452.7	(8)%
Research and development expenses	224.6	249.1	(10)%
Gain on arbitration award	(49.8)	—	—
Net gain on divestment of product	(7.4)	—	—

Operating loss	(286.1)	(453.8)	(37)%

Interest expense	182.4	179.3	2%
Interest income	(58.5)	(39.6)	48%
Investment (gains)/losses	(1.6)	13.8	(112)%
Fair value gain on conversion option—6.5% Convertible Notes	—	(1,136.1)	(100)%
Net charge on debt retirements	11.5	20.2	(43)%

Net interest and investment (gains)/losses	133.8	(962.4)	114%

Income/(loss) before tax	(419.9)	508.6	(183)%
Tax expense/(benefit) on income/(loss) from ordinary activities	(11.2)	0.4	(2,900)%

Income/(loss) after tax from continuing operations	(408.7)	508.2	(180)%
Net income from discontinued operations	—	104.1	(100)%

Net income/(loss) for the year	(408.7)	612.3	(167)%

Product Revenue

	2006	2005	% increase/
	$m	$m	(decrease)

Revenue from marketed products:
Maxipime	159.9	140.3	14%
Azactam	77.9	57.7	35%
Prialt	12.1	6.3	92%

Total revenue from marketed products	249.9	204.3	22%
Manufacturing revenue and royalties	232.6	207.1	12%

Total product revenue	482.5	411.4	17%

Revenue from Marketed Products

Total revenue from marketed products increased to $249.9 million in 2006 from $204.3 million in 2005. The 22% increase reflects higher sales of Maxipime, Azactam and Prialt.

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and, in October 2006, approval was received for the

38 Elan Corporation, plc 2006 Annual Report

Financial Review

marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri, which we market in collaboration with Biogen Idec, were $38.1 million in 2006, consisting of $28.2 million in the United States and $9.9 million in the European Union.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec product revenues and most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. In the EU market, Biogen Idec is responsible for distribution.

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with International Accounting Standards (IAS) 31, “Financial Reporting of Interests in Joint Ventures,” (IAS 31). A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses on these sales. Accordingly, we have not recognised any product revenue from Tysabri in either 2006 or 2005, since Tysabri incurred an operating loss in both years. Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

Maxipime revenue increased 14% to $159.9 million in 2006 from $140.3 million in 2005. The increase primarily reflects growth in the demand for the product. The basic patent on Maxipime expired in March 2007. Two other US patents covering Maxipime formulations will expire in February 2008. Bristol-Myers recently received correspondence from lawyers for Apotex stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. If Apotex or others are able to introduce generic competitors to Maxipime our revenues from, and gross margin for, Maxipime will be materially and adversely affected.

Azactam revenue increased 35% to $77.9 million in 2006 from $57.7 million in 2005 primarily due to increased demand. Azactam lost its patent exclusivity in October 2005 and its sales are expected to be adversely impacted by generic competition. However, to date, no generic Azactam product has been approved.

Prialt revenue increased to $12.1 million in 2006 from $6.3 million in 2005, which was primarily due to increased demand. Prialt was launched in the US market in the first quarter of 2005. In March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. We had not made any commercial sales of Prialt in Europe prior to this divestment.

Manufacturing Revenue and Royalties

Manufacturing revenue and royalties are as follows:

	2006	2005	% increase/
	$m	$m	(decrease)

Tricor	52.1	45.4	15%
Skelaxin	36.5	17.9	104%
Verelan	36.3	34.7	5%
Focalin/Ritalin	22.5	17.8	26%
Diltiazem	19.5	18.6	5%
Other	65.7	72.7	(10)%

Total manufacturing revenue and royalties	232.6	207.1	12%

Elan Corporation, plc 2006 Annual Report 39

Manufacturing revenue and royalties from our EDT business comprises revenue earned from products we manufacture for third parties and royalties we earn principally on sales by third parties of products that incorporate our technologies.

Manufacturing revenue and royalties increased 12% to $232.6 million in 2006 from $207.1 million in 2005. The increase was primarily due to increased royalties on sales by third parties, primarily Tricor and Skelaxin®, and increased manufacturing activity. In January 2006, our royalty on Skelaxin changed from 5% on all net sales of the product by King Pharmaceuticals, Inc. (King) in 2005, to 10% on net sales in excess of $50.0 million per year. Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in either 2006 or 2005. In 2006, 40% of these revenues consisted of royalties received on products that we do not manufacture, compared to 34% in 2005.

Contract Revenue

Contract revenue, which consists of research revenue and milestones arising from R&D activities we perform on behalf of third parties, totalled $14.8 million in 2006, compared to $15.3 million in 2005, a decrease of 3%. The decrease in contract revenue was primarily due to the timing of milestone receipts and a reduction in R&D activities for third parties.

Cost of Sales

Total cost of sales was $198.9 million in 2006 and $178.7 million in 2005, an increase of 11%. Cost of sales as a percentage of product revenue was 41% for 2006, compared to 43% for 2005, and the gross margin on product revenue increased from 57% in 2005 to 59% in 2006, principally as a result of changes in the mix of product revenues.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses decreased by 8% to $417.1 million in 2006 from $452.7 million in 2005. The decrease primarily reflects lower net SG&A expenses recorded in relation to Tysabri, as explained further below, along with reduced costs in the rest of the business, due to ongoing financial discipline.

In any period where an operating loss has been incurred on sales of Tysabri, as was the case for both 2006 and 2005, we record, within SG&A expenses, our Tysabri-related SG&A less our share of the gross profit on in-market sales of Tysabri. Included within SG&A expenses is $79.1 million (2005: $103.2 million) of net SG&A expenses in relation to Tysabri, which comprised:

	2006	2005
	$m	$m

Tysabri-related SG&A expenses	92.4	88.8
Elan’s gross (profit)/loss on Tysabri in-market sales	(13.3)	14.4	(1)

Net Tysabri SG&A	79.1	103.2

(1)	Includes $14.0 million write-off of Tysabri inventory following the voluntary suspension of Tysabri in February 2005.

Research and Development Expenses

Total R&D expense was $224.6 million in 2006 and $249.1 million in 2005, and included $31.5 million (2005: $68.1 million) in relation to Tysabri. This reduction of 10% reflects the completion of the safety evaluation related to Tysabri in 2005, offset by increased spending relating to the progression of key Alzheimer’s programmes, particularly AAB-001, and the initiation of new collaborations in the areas of autoimmune diseases and neurodegeneration with Archemix and Transition.

Gain on Arbitration Award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King with respect to an agreement to reformulate Sonata®. This award was recognised as a gain in 2006 and was received in January 2007.

Net Gain on Divestment of Product

In March 2006, we sold the Prialt European rights to Eisai. We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a

40 Elan Corporation, plc 2006 Annual Report

Financial Review

net gain of $7.4 million on this sale. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. As of 31 December 2006, we have received $4.0 million of the $10.0 million related to the launches of Prialt in key European markets.

Interest Expense

Interest expense was $182.4 million for 2006, compared to $179.3 million for 2005. The increase primarily reflects the increase in interest expense related to the senior floating rate notes due 2011 (Floating Rate Notes due 2011), due to higher interest rates in 2006, and increase in interest expense related to the 8.875% senior notes due in 2013 (8.875% Notes) and senior floating rate notes due in 2013 (Floating Rate Notes due 2013), both of which were issued in November 2006, partially offset by the decrease in interest expense associated with the early retirement of $36.8 million of the 7.25% senior notes (Athena Notes) due in 2008 in the second quarter of 2005, and the early conversion of $459.6 million in aggregate principal amount of 6.5% guaranteed convertible notes due in 2008 (6.5% Convertible Notes) in the second quarter of 2005 ($206.0 million) and the fourth quarter of 2006 ($253.6 million).

Interest Income

Interest income was $58.5 million for 2006, compared to $39.6 million in 2005. The increase in interest income is principally due to higher interest rates in 2006 as compared to 2005.

Investment (Gains)/Losses

Net investment gains were $1.6 million in 2006, compared to net losses of $13.8 million in 2005. The net investment gains were primarily comprised of gains on the disposal of investments of $8.3 million (2005: $17.9 million) and impairment of investments of $7.3 million (2005: $31.7 million). The $8.3 million in gains on the disposal of investments in 2006 includes gains on the disposal of investments in Salu, Inc. of $3.0 million, Nobex Corporation of $2.5 million and Women First Healthcare, Inc. of $1.0 million. The $17.9 million of gains on the disposal of investments in 2005 included a gain on the disposal of investments in Allergy Therapeutics, plc. of $10.0 million, Iomai Corporation (Iomai) of $3.2 million, and Emisphere Technologies, Inc. (Emisphere) of $1.7 million.

During 2006, investment impairment charges of $7.3 million (2005: $31.7 million) reflect impairments to the value of a number of investments, primarily in emerging pharmaceutical and biotech companies. Impairments in 2006 primarily relate to Targeted Genetics Corporation (Targeted Genetics) of $3.0 million and Athersys, Inc. (Athersys) of $3.0 million. Included in the 2005 charge were impairments related to investments in Targeted Genetics of $12.4 million, Iomai of $5.0 million and Glycogenesys, Inc. of $3.1 million.

Fair Value Gain on Conversion Option

From the date of adoption of IAS 32, “Financial Instruments: Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” on 1 January 2005, to 28 October 2005 when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.

As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.

From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and was not subsequently remeasured. The value of the option was fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represented the initial fair value of $71.1 million of the embedded conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying value of the 6.5% Convertible Notes was being amortised to interest expense over the period to the maturity date using the effective interest

Elan Corporation, plc 2006 Annual Report 41

rate method as further described in Note 22 to the Consolidated Financial Statements. The effective interest rate of the 6.5% Convertible Notes was 15.9%.

The remaining $254.0 million in aggregate principal of the 6.5% Convertible Notes was converted or redeemed in December 2006. As a result of the conversion, the unamortised balance of $33.9 million of the initial $71.1 million embedded conversion option fair value remains within shareholders’ equity, and will no longer be amortised to interest expense. For additional information, please refer to Note 22 to the Consolidated Financial Statements.

Net Charge on Debt Retirements

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which is recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in 2006, and will record the remaining charge of $7.7 million in 2007.

The net charge on debt retirements of $20.2 million in 2005 was associated with the early redemption of $36.8 million in aggregate principal amount of the Athena Notes and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes.

For additional information regarding indebtedness, please refer to Note 22 to the Consolidated Financial Statements and to “Debt Facilities” in this Financial Review.

Taxation

We had a net tax benefit of $11.2 million for 2006, compared to a net tax charge of $0.4 million for 2005. The tax charge and benefit reflect tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents. Our Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts income derived from qualifying patents. Currently, there is no termination date in effect for such exemption. A net deferred tax asset existed at 31 December 2006; however, we have recognised only part of this deferred tax asset on the balance sheet. The rest of our deferred tax assets have not been recognised as it is not probable at this time that these assets will be realised in the future. At 31 December 2006, we have gross unused tax loss carryforwards of $2,834.9 million, and unrecognised deferred tax assets of $884.7 million.

Net Income from Discontinued Operations

Net income from discontinued operations was $Nil in 2006, compared to $104.1 million in 2005. The 2005 net income from discontinued operations includes a net gain on sale of businesses of $103.6 million. The most significant gains on disposal relate to Zonegran of $85.6 million and the European business of $17.1 million as described below.

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic Zonegran was approved by certain dates up through 1 January 2006. This consideration was not accrued at 31 December 2004 as it was not reasonable to assume that it would be received. We had received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds received from the divestment of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $133.6 million, of which $85.6 million was recognised in 2005 and $48.0 million in 2004.

In February 2004, we completed the sale of our European sales and marketing business to Zeneus Pharma Ltd. for initial net cash proceeds of $93.2 million, resulting in a loss of $6.5 million in the year ended 31 December 2004. We received an additional $6.0 million in February 2005, which was accrued at 31 December 2004, and $15.0 million in December 2005 of contingent consideration, which resulted in a net gain of $17.1 million in 2005 after the release of a contingent liability of $2.1 million, which was not ultimately required. We will not receive any further consideration in respect of this disposal.

42 Elan Corporation, plc 2006 Annual Report

Financial Review

Segment Analysis

	Biopharmaceuticals		EDT		Total

	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m

Revenue	249.9	204.3	247.4	222.4	497.3	426.7
Segmental operating income/(loss)	(315.2)	(445.1)	28.8	(8.0)	(286.4)	(453.1)
Corporate expense/(credit)					(0.3)	0.7

Operating loss					(286.1)	(453.8)

Segment information is presented in respect of our two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.

Our total revenue in 2006 of $497.3 million (2005: $426.7 million) was comprised of revenue from Biopharmaceuticals and EDT of $249.9 million (2005: $204.3 million) and $247.4 million (2005: $222.4 million), respectively. Our operating loss of $286.1 million (2005: $453.8 million) was primarily comprised of the segment losses incurred by Biopharmaceuticals of $315.2 million (2005: $445.1 million), offset by segment income incurred by EDT of $28.8 million (2005: $8.0 million loss).

Biopharmaceuticals’ revenue increased 22% to $249.9 million in 2006 from $204.3 million in 2005, primarily due to higher sales of Maxipime, Azactam and Prialt. Biopharmaceuticals’ operating loss decreased 29% to $315.2 million from $445.1 million in 2005 principally due to increased revenues and decreased R&D and SG&A expenses.

EDT’s revenue increased 11% to $247.4 million in 2006 from $222.4 million in 2005 as a result of increased manufacturing revenue and royalties (primarily Tricor and Skelaxin). EDT’s operating income increased to $28.8 million in 2006 from $8.0 million loss in 2005, primarily due to increased revenues and also due to an arbitration award of $49.8 million in our favour and against King in 2006.

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquid and Capital Resources

Our liquid and capital resources at 31 December were as follows:

	2006	2005	increase/
	$m	$m	(decrease)

Cash and cash equivalents	1,510.6	1,080.7	40%
Restricted cash	23.2	24.9	(7)%
Shareholders’ equity	204.8	308.4	(34)%

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of equity securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2006 consisted of cash and cash equivalents of $1,510.6 million, which excludes $23.2 million of restricted cash.

At 31 December 2006, our shareholders’ equity was $204.8 million, compared to $308.4 million at 31 December 2005. The decrease is due primarily to the net loss incurred in the period, partially offset by the conversion of the 6.5% Convertible Notes and proceeds from employee share option exercises.

Elan Corporation, plc 2006 Annual Report 43

Cash Flows

	2006	2005
	$m	$m

Net cash used in operating activities	(222.2)	(283.5)
Net cash flows from investing activities	20.2	120.9
Net cash flows from financing activities	627.3	(99.7)
Effect of foreign exchange rate changes on cash	4.6	(4.6)

Net increase/(decrease) in cash and cash equivalents	429.9	(266.9)
Cash and cash equivalents at beginning of year	1,080.7	1,347.6

Cash and cash equivalents at end of year	1,510.6	1,080.7

The results of our cash flow activities for 2006 and 2005 are described below.

2006

Net cash used in operating activities was $222.2 million in 2006. The primary components of cash used in operating activities were the net loss (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The changes in working capital accounts include the net increase in accounts receivables and prepaid and other assets of $82.0 million (principally $49.8 million arbitration award entered in our favour and against King in December 2006, which was paid by King in January 2007), the increase in inventory of $6.0 million, and the net increase of $20.2 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $20.2 million in 2006. The major component of cash generated from investing activities includes net proceeds of $14.1 million from the disposal of investments and $54.2 million from the sale of the European rights to Prialt, partially offset by $29.9 million for capital expenditures and $18.6 million for the purchase of intangible and other assets. As of 31 December 2006, we did not have any significant commitments to purchase property, plant and equipment, except for contracted additional capital expenditures of $5.6 million.

Net cash provided by financing activities totalled $627.3 million in 2006, primarily reflecting the net proceeds of $602.8 million from the issuances of $465.0 million of the 8.875% Notes and $150.0 million of the Floating Rate Notes due 2013, and $29.8 million of net proceeds from employee stock issuances, offset by $5.7 million related to the repayment of loans and finance lease obligations.

We believe that our current liquid asset position will be sufficient to meet our needs for the foreseeable future.

2005

Net cash used in operating activities was $283.5 million in 2005. The primary components of cash used in operating activities were the net income (adjusted to exclude non-cash charges and benefits) and changes in working capital accounts. The most significant non-cash benefit in 2005 related to the fair value gain of $1,136.1 million on the conversion option component of the 6.5% Convertible Notes. The changes in working capital accounts include the net decrease in accounts receivables and prepaid and other assets of $159.6 million (principally related to the release of restricted cash of $168.9 million), the decrease in inventory of $3.7 million, and the net decrease of $110.3 million in accounts payable and accrued and other liabilities.

Net cash provided by investing activities was $120.9 million in 2005. The major component of cash generated from investing activities includes net proceeds of $62.7 million from the disposal of investments and $108.8 million from business disposals (primarily Zonegran and the European business), partially offset by $43.7 million for capital expenditures.

Net cash used in financing activities totalled $99.7 million in 2005, primarily reflecting $39.0 million for the repayment of Elan Pharmaceutical Investments III Ltd. Series B and C guaranteed notes (collectively, EPIL III Notes) and $87.8 million for the early retirement of $36.8 million of the Athena Notes and early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, offset by $23.8 million net proceeds from employee stock option exercises and $4.0 million of proceeds from government grants.

44 Elan Corporation, plc 2006 Annual Report

Financial Review

Debt Facilities

At 31 December 2006, we had outstanding debts of $2,378.2 million in aggregate principal amount which consist of the following:

$m

Athena Notes due 2008 (redeemed in full in January 2007)	613.2
7.75% Notes due 2011	850.0
Floating Rate Notes due 2011	300.0
8.875% Notes due 2013	465.0
Floating Rate Notes due 2013	150.0

Total current and long-term debts	2,378.2

During 2006, at 31 December 2006, and, as of the date of approval of this Annual Report, we were not in violation of any of our debt covenants.

For additional information regarding our outstanding debts, please refer to Note 22 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, please refer to Note 29 to the Consolidated Financial Statements.

Contractual Obligations

The following table sets out, at 31 December 2006, our main contractual obligations due by period for debt principal and interest repayments and finance and operating leases. These represent the major contractual future payments that may be made by us. The table does not include items such as expected capital expenditures on plant and equipment, future investments in financial assets or future milestones we may elect to pay Biogen Idec. At 31 December 2006, the directors had authorised capital commitments for the purchase of property, plant and equipment of $5.6 million (2005: $7.1 million).

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	$m	$m	$m	$m	$m

Athena Notes (redeemed in full in January 2007)	613.2	613.2	—	—	—
7.75% Notes due 2011	850.0	—	—	850.0	—
Floating Rate Notes due 2011	300.0	—	—	300.0	—
8.875% Notes due 2013	465.0	—	—	—	465.0
Floating Rate Notes due 2013	150.0	—	—	—	150.0

Total debt principal obligations	2,378.2	613.2	—	1,150.0	615.0

Debt interest payments(1)	844.4	151.1	298.9	287.4	107.0
Capital lease obligations(2)	2.9	2.9	—	—	—
Operating lease obligations(3)	127.5	18.8	37.3	41.1	30.3

Total contractual obligations	3,353.0	786.0	336.2	1,478.5	752.3

(1)	The Floating Rate Notes due 2011 and Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate (LIBOR) plus 4.0% and 4.125%, respectively. To calculate our interest payment obligation, we used the LIBOR at 31 December 2006.

(2)	In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us to require a net settlement of our obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $36.2 million at 31 December 2006 (2005: $51.8 million).

(3)	We are reviewing the availability of additional space for our South San Francisco facility.

At 31 December 2006, we had commitments to invest $2.4 million (2005: $2.4 million) in healthcare managed funds.

Elan Corporation, plc 2006 Annual Report 45

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global net sales of Tysabri exceeding $1.1 billion.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt rate it as sub-investment grade debt. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

Our debt ratings at 31 December 2006 and 2005 were as follows:

	Standard & Poor’s	Moody’s Investors
	Rating Services	Service

Athena Notes (redeemed in full in January 2007)	B	B3
7.75% Notes	B	B3
Floating Rate Notes due 2011	B	B3
8.875% Notes	B	B3
Floating Rate Notes due 2013	B	B3

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. We are reviewing the availability of additional space for our South San Francisco facility. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long term strategic objectives.

Market Risk

Inflation

Inflation had no material impact on our operations during the year.

Exchange Risk

We are a multinational business operating in a number of countries and the US dollar is the primary currency in which we conduct business. The US dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than US dollars. Consequently, we enter into derivative financial instruments to manage our non-US dollar foreign exchange risk. We use derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. We do not enter into derivative financial instruments for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

46 Elan Corporation, plc 2006 Annual Report

Financial Review

The US dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the US dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

At 31 December 2006, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell US dollars for Euro at 31 December 2006 had a total contract amount of $68.0 million (2005: $77.0 million) and these contracts had a fair value gain of $2.7 million (2005: $1.7 million loss). These contracts all expire on various dates through September 2007.

During 2006, average exchange rates were $1.25 = €1.00. We sell US dollars to buy Euro for costs incurred in Euro.

For additional information regarding foreign exchange risk, please refer to Note 27 to the Consolidated Financial Statements.

Interest Rate Risk on Debts

Our debts are primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 and $150.0 million of Floating Rate Notes due 2013 issued in November 2004 and November 2006, respectively. Interest rate changes affect the amount of interest on our variable rate debts.

The table below summarises the market risks associated with our fixed and variable rate debts outstanding at 31 December 2006:

	2007	2008		2009	2010	2011	Thereafter	Total
	$m	$m		$m	$m	$m	$m	$m

Fixed rate debts(1)	—	613.2	(2)	—	—	850.0	465.0	1,928.2
Average interest rate	—	7.25%		—	—	7.75%	8.875%	7.87%
Variable rate debts(3)(4)	—	—		—	—	300.0	150.0	450.0
Average interest rate	—	—		—	—	9.17%	9.50%	9.29%

Total debts	—	613.2		—	—	1,150.0	615.0	2,378.2
Average interest rate	—	7.25%		—	—	8.13%	9.03%	8.14%

(1)	Represents 81.1% of all outstanding debts.

(2)	Redeemed in full in January 2007.

(3)	Represents 18.9% of all outstanding debts.

(4)	Variable interest rates are based on LIBOR.

If market rates of interest on our variable rate debts, increased by 10%, then the increase in interest expense on the variable rate debts would be $4.2 million annually. As of 31 December 2006, the fair value of our debts was $2,375.5 million. See Notes 22 and 27 to the Consolidated Financial Statements for additional information on our debts.

We held three interest rate derivatives with a total contract amount of $300.0 million associated with the Athena Notes outstanding at 31 December 2006:

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value
	$m	$m	$m	$m	$m	$m	$m	$m

Interest rate swaps fixed to variable	—	300.0	—	—	—	—	300.0	4.4
Average pay rate	—	8.57%	—	—	—	—	8.57%	—
Net receive rate	—	7.25%	—	—	—	—	7.25%	—

These swaps were cancelled in connection with the redemption of the Athena Notes in January 2007.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in US dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid

Elan Corporation, plc 2006 Annual Report 47

funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2006 was as follows:

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	1,510.6	—	1,510.6
Restricted cash	—	23.2	—	23.2
Available-for-sale investments	—	—	23.3	23.3

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least investment grade credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.

For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

At the balance sheet date, we have a significant concentration of credit risk given that our three main customers, McKesson, AmerisourceBergen, and Cardinal Health, account for 46% of our gross accounts receivable balance at 31 December 2006. However, we do not believe our credit risk in relation with these three customers is significant, as they each have an investment grade credit rating.

Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $11.4 million (2005: $9.9 million). These investments are primarily in emerging pharmaceutical and biotechnology companies. An adverse change in equity prices could result in a material impact in the fair value of our available-for-sale quoted investments.

Liquidity Risk

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for at least the next twelve months. Longer-term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development or the occurrence of other circumstances or events described under “Risk Factors,” could materially adversely affect our ability to meet our longer-term liquidity requirements.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Wyeth for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

48 Elan Corporation, plc 2006 Annual Report

Financial Review

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt (including the 7.75% senior fixed rate notes (7.75% Notes) and the Floating Rate Notes due 2011 and the 8.875% Notes and the Floating Rate Notes due 2013), consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

Post Balance Sheet Events

In December 2006, we issued an early redemption notice for the Athena Notes, which were due in February 2008. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed, plus a call premium of $13.4 million and accrued interest of $15.8 million, and the related $300.0 million in contract amount of interest rate swaps were cancelled. As a result, we recorded a net charge on debt retirement of $11.5 million in 2006 and will record an additional charge of $7.7 million in 2007. The carrying value of the Athena Notes of $619.1 million was reclassified as a current liability at 31 December 2006. For additional information on the redemption of the Athena Notes, please refer to Note 22 to the Consolidated Financial Statements.

Elan Corporation, plc 2006 Annual Report 49

Board of Directors and Senior Management

Directors

Kyran McLaughlin (62)
Non-Executive Chairman, Member of the Nominating Committee
Mr. McLaughlin was appointed a director of Elan in January 1998 and was appointed chairman of Elan in January 2005. He is deputy chairman at Davy Stockbrokers, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings, plc and is a director of a number of private companies.

Shane Cooke (44)
Executive Director and Chief Financial Officer
Mr. Cooke was appointed a director of Elan in May 2005. He joined the company as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is a chartered accountant and a graduate of University College Dublin.

Laurence G. Crowley (70)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee
Mr. Crowley was appointed a director of Elan in March 1996. He was governor of the Bank of Ireland until his retirement in July 2005. He is a director of a number of private companies.

William F. Daniel (55)
Executive Director and Company Secretary
Mr. Daniel was appointed a director of Elan in February 2003. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. Mr. Daniel is a chartered accountant and a graduate of University College Dublin.

Lars Ekman, MD, PhD (57)
Executive Director and President, Global Research and Development and Head of Neurodegeneration Franchise
Dr. Ekman was appointed a director of Elan in May 2005 and joined Elan as executive vice president and president, global R&D in 2001. Prior to joining Elan, he was EVP, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden.

Alan R. Gillespie, CBE, PhD (56)
Non-Executive Director, Chairman of the Audit Committee
Dr. Gillespie was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited and chairman of the International Finance Facility. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (61)
Non-Executive Director, Member of the Nominating Committee
Ms. Maynard Gray was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms. Gray is also a director of Duke Energy Corporation and The Phoenix Companies, Inc.

Gary Kennedy (49)
Non-Executive Director, Member of the Audit Committee
Mr. Kennedy was appointed a director of Elan in May 2005. From May 1997 to December 2005, he was Group Director, Finance & Enterprise Technology, at Allied Irish Banks, plc (AIB) and a member of the main Board of AIB and was also on the Board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks

50 Elan Corporation, plc 2006 Annual Report

Financial Review

Europe after starting his management career at Deloitte & Touche. He served on the Board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005. He is a director of Calyx Group plc, the NUI Galway Development Board, and a number of private companies. Mr. Kennedy is a chartered accountant.

G. Kelly Martin (48)
Executive Director, President and CEO
Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Kieran McGowan (63)
Non-Executive Director, Lead Independent Director, Chairman of the Nominating Committee, Member of the Audit Committee
Mr. McGowan was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of the Industrial Development Authority of Ireland. He is chairman of the governing authority of University College Dublin and is a director and chairman designate of CRH, plc, and a director of Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, and a number of private companies.

William Rohn (63)
Non-Executive Director, Member of the Leadership, Development and Compensation Committee
Mr. Rohn was appointed a director of Elan in May 2006. He is currently vice chairman of Raven Biotechnologies, Inc., and a director of Metabasis Therapeutics, Inc., Cerus Corp and Pharmacyclics, Inc. Previously, he was chief operating officer of Biogen Idec until January 2005 and prior thereto president and chief operating officer of Idec Pharmaceutical Corporation from 1993.

Dennis J. Selkoe, MD (63)
Non-Executive Director, Chairman of the Leadership, Development and Compensation Committee
Dr. Selkoe was appointed a director of Elan in July 1996, following our acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

Senior Management

Paul Breen (50)
Executive Vice President, Elan Drug Technologies
Mr. Breen joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company’s Irish operations. He is Chairman of the governing body of the Athlone Institute of Technology. Mr. Breen holds a degree in science and is a graduate of University College Dublin.

Nigel Clerkin (33)
Senior Vice President, Finance and Group Controller
Mr. Clerkin was appointed senior vice president, finance and group controller in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a chartered accountant and a graduate of Queen’s University Belfast.

Richard Collier (53)
Executive Vice President and General Counsel
Mr. Collier joined Elan as executive vice president and general counsel in November 2004. Prior to joining Elan, Mr. Collier was senior counsel at Morgan, Lewis & Bockius LLP. Prior to joining Morgan Lewis, he was senior vice president and general counsel at Pharmacia (now Pfizer), after serving in that same position at Pharmacia & Upjohn. Prior to his experience at Pharmacia, Mr. Collier spent 11 years at Rhone-Poulenc Rorer, Inc. Previously, he was in private practice after having served with the US Federal Trade Commission and US Department of Justice. Mr. Collier is a graduate of Temple University and also earned his Juris Doctor at Temple University.

David W. Feigal, Jr, MD (57)
Senior Vice President, Head of Global Regulatory and Global Safety Surveillance

Elan Corporation, plc 2006 Annual Report 51

Dr. Feigal joined us as senior vice president, head of global regulatory and global safety surveillance in November 2006. Prior to joining Elan, he served most recently as a principal with NDA Partners, and prior thereto spent twelve years with the FDA. Before joining the FDA, Dr. Feigal worked for ten years within the academic and hospital settings of the University of California in San Diego, San Francisco and Davis. Dr. Feigal holds a BA from University of Minnesota, an MD from Stanford University and a Master of Public Health from the University of California, Berkeley.

Allison Hulme, PhD (43)
Executive Vice President, Autoimmune, Tysabri, Global Development
Dr. Hulme was appointed executive vice president, autoimmune, Tysabri, global development, in January 2005. Previously, Dr. Hulme held the positions of executive vice president, Tysabri business enterprise, and senior vice president, head of global development. Prior to joining Elan in October 1995, Dr. Hulme held several positions in Clinical Research at Glaxo Wellcome Pharmaceuticals (United Kingdom) and served as a lecturer at Luton University. She holds a degree in science from Luton University and earned her PhD from Cranfield Institute of Technology.

Karen S. Kim (44)
Executive Vice President, Corporate Strategy & Alliances, Communications, Branding and Specialty Business Group
Ms. Kim was appointed executive vice president, corporate strategy & alliances, communications, branding and specialty group, in January 2005. She joined Elan in September 2003 as senior vice president, head of global corporate strategy and strategic alliances. Prior to joining Elan, Ms. Kim held senior management positions at Merrill Lynch & Co., which she joined in 1998, and where she was most recently head of Client Development in the International Private Client Group. Previously she held senior management positions at the Cambridge Group and The MAC Group/Gemini Consulting. She is a graduate of Wellesley College and earned her MBA from the Harvard Graduate School of Business Administration.

Ivan Lieberburg, MD, PhD (57)
Executive Vice President and Chief Medical Officer
Dr. Lieberburg is executive vice president and chief medical officer of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr. Lieberburg held faculty positions at the Albert Einstein College of Medicine and Mt. Sinai School of Medicine in New York. He received an AB from Cornell University and earned his PhD in Neurobiology from The Rockefeller University. Dr. Lieberburg was a Postdoctoral Fellow in Neurobiology at Rockefeller University. He earned his MD from the University of Miami. Dr. Lieberburg was a Research Endocrine Fellow at the University of California, San Francisco.

Kathleen Martorano (45)
Executive Vice President, Strategic Human Resources
Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the chief executive officer, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing & communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of Marketing and Communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

Dale Schenk, PhD (49)
Senior Vice President and Chief Scientific Officer
Dr. Schenk was appointed Elan’s senior vice president and Elan’s chief scientific officer in June 2003. From 1999 to 2003, Dr. Schenk was senior vice president of discovery research at Elan, and from 1998 to 1999, he was the company’s vice president of neurobiology. Previously, Dr. Schenk was director of neurobiology for Athena Neurosciences from 1994 to 1998. Earlier at Athena, from 1987 to 1994, Dr. Schenk served as the leader of several research programmes. Dr. Schenk earned his Bachelor’s degree in Biology and a PhD in Physiology and Pharmacology from the University of California, San Diego.

Ted Yednock, PhD (49)
Senior Vice President, Head of Global Research
Dr. Yednock was appointed senior vice president, head of global research, in September 2005. Dr. Yednock joined Athena Neurosciences in 1990 to initiate work on MS. He has contributed to a number of research efforts since that time in the areas of both autoimmune and neurodegeneration, and has held a number of scientific and management positions within the organisation. Most recently, Dr. Yednock served as vice president, biology. He earned his Bachelor’s degree in Biology and Chemistry from the University of Illinois and his PhD in Immunology from the University of California, San Francisco.

52 Elan Corporation, plc 2006 Annual Report

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2006.

Review of the Development of the Business

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the New York, London and Irish Stock Exchanges and our principal R&D, manufacturing and marketing facilities are located in Ireland and the United States.

Our operations are organised into two business units: Biopharmaceuticals and EDT. Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.

A detailed review of our performance during the financial year is included in the “Financial Review” section of this Annual Report.

The future success of the Biopharmaceuticals business depends on the successful development and commercialisation of Tysabri and the successful development of additional products. The future success of the EDT business depends on our ability to increase the number of third-party products that incorporate our technologies and to increase our manufacturing activities for third parties.

Information on legal proceedings pending against Elan is contained in Note 31 to the Consolidated Financial Statements. For further discussion of the risk factors which impact us, please refer to the “Risk Factors” section of this Annual Report.

Post Balance Sheet Events

For information on post balance sheet events, please refer to Note 33 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2006, our expenditures on R&D amounted to $224.6 million, compared to $249.1 million for the year ended 31 December 2005.

Financial Results and Dividends

The results for the year are set out beginning on page 73 of this Annual Report. The directors do not propose the payment of a dividend.

Financial Instruments

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 27 to these Consolidated Financial Statements.

Elan Corporation, plc 2006 Annual Report 53

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2006 is prepared in accordance with IFRS as adopted by the EU and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. Separately, we also prepare a Form 20-F pursuant to the rules and regulations of the SEC and in accordance with US GAAP, which differ in certain significant respects from IFRS. The Form 20-F under US GAAP is a separate document from this Annual Report. Please refer to the “US GAAP Information,” beginning on page 135 for a discussion of the significant differences between IFRS and US GAAP.

Directors

The names of the directors are shown on pages 50 to 51. Ms. Lurker resigned as a director on 31 May 2006 and Dr. Ando resigned as a director on 31 December 2006. Under the terms of our Articles of Association directors serve for a term of three years expiring at the Annual General Meeting in the third year following their appointment or as the case may be, their re-appointment at the Annual General Meeting. Additionally, in line with the provisions of the combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may offer themselves for re-election at any Annual General Meeting where they are deemed to have retired by rotation.

In accordance with our Articles of Association and the Combined Code, Mr. McLaughlin, Mr. Crowley, Dr. Gillespie and Dr. Selkoe will retire at the 2007 Annual General Meeting. Mr. McLaughlin, Mr. Crowley and Dr. Selkoe, being eligible, offer themselves for re-election. Dr. Gillespie will not be seeking re-election and will retire from the board effective at the conclusion of the 2007 Annual General Meeting. Mr. Rohn was appointed a director on 25 May 2006 and will seek election at the forthcoming Annual General Meeting.

Directors’ Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2006, including their spouses and children under eighteen years of age, are shown in the Report of the Leadership Development and Compensation Committee on page 63.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2006 other than as outlined in the “Transactions with Directors and Executive Officers,” section of the Report of the Leadership Development and Compensation Committee and in Note 32 to the Consolidated Financial Statements.

Significant Shareholdings

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares or American Depository Shares (ADSs) at 15 March 2007 by major shareholders (based solely upon information disclosed to us in accordance with section 67 of the Companies Act, 1990) and all of our directors and officers as a group (either directly or by virtue of ownership of our ADSs):

	No. of		Date of	Percent of
Name of Owner or Identity of Group	Shares		Disclosure(1)	Class(2)

Fidelity Management and Research Company	66,287,400		27 December 2006	14.0%
Wellington Management Co. LLP	32,921,862		6 February 2007	7.0%
All directors and officers as a group (15 persons)	5,438,375	(3)	—	1.2%

(1)	Since the date of disclosure to us, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 467.6 million Ordinary Shares outstanding on 15 March 2007 and 4.4 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 15 March 2007.

(3)	Includes 4.4 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as of 15 March 2007.

Except for these interests, we have not been notified, pursuant to Section 67 of the Companies Act 1990, at 15 March 2007 of any interest of 3% or more of our issued share capital. On 31 December 2006, Westfield Capital Management Co. LLP reported

54 Elan Corporation, plc 2006 Annual Report

Directors’ Report

to the SEC that they held 19,827,758 shares, representing 4.2% of the outstanding share capital. Neither Fidelity Management and Research Company, Wellington Management Co. LLP nor Westfield Capital Management Co. LLC has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

A total of 467,639,638 Ordinary Shares of Elan were issued and outstanding at 15 March 2007, of which 5,013 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of American Depository Receipt (ADRs). 408,153,306 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 15 March 2007, the number of holders of record of Ordinary Shares was 11,930, which includes 15 holders of record in the United States, and the number of registered holders of ADRs in the United States was 3,292. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law, the directors are required to prepare the group financial statements in accordance with IFRS as adopted by the EU and have elected to prepare the parent company financial statements on the same basis.

The financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the group and the company. The Companies Acts 1963 to 2006 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Acts 1963 to 2006. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those Rules.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Monksland, Athlone, County Westmeath, Ireland.

Elan Corporation, plc 2006 Annual Report 55

Political Donations

There were no political contributions that require disclosure under the Electoral Act, 1997.

Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 35 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Kyran McLaughlin,	G. Kelly Martin,
Chairman	President and Chief Executive Officer
28 March 2007

56 Elan Corporation, plc 2006 Annual Report

Corporate Governance

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance. We comply with the provisions of the revised Combined Code on Corporate Governance issued in June 2006 and subsequently adopted by the London and Irish Stock Exchanges.

In May 2002, following a review with external legal counsel, the board of directors adopted a set of corporate governance guidelines (the Guidelines) and restructured the existing three board committees into four board committees, the executive committee, audit committee, compensation committee (now the leadership development and compensation committee) and nominating committee and adopted a written charter for each committee (collectively the Committee Charters). The executive committee was subsequently abolished on 3 February 2005. The Guidelines and The Committee Charters were revised and updated in November 2003 to incorporate the requirements of the Sarbanes-Oxley Act, 2002, the revised listing rules of the New York Stock Exchange (NYSE) and certain measures agreed as part of the settlement of the 2002 derivative action. In November 2003, we formally adopted a Code of Conduct that applies to all employees and to our board of directors.

The Guidelines cover the mission of the board, director responsibilities, board structure (including the roles of the Chairman, Chief Executive Officer (CEO) and the Lead Independent Director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the Chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfill these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. We have implemented a Corporate Compliance programme that establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. The Corporate Compliance office was established to manage the Corporate Compliance programme. An executive level Corporate Compliance Steering Committee also provides oversight of Elan’s compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on the company website, www.elan.com, under Governance. Any amendments to or waivers from the Code of Conduct will also be posted to our website. There have been no such waivers.

The Board

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the Board. Our CEO is responsible for the operation of the business of the Company. Other significant commitments of the Chairman are set out on page 50. These commitments did not change during 2006.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. All directors also have access to the advice and services of the Company Secretary.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense. The board held six meetings during 2006.

Elan Corporation, plc 2006 Annual Report 57

Our guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. An evaluation of the performance of the board, the board committees, and individual directors was conducted during the year by the Lead Independent Director through meetings with each member of the board. The results were presented to the nominating committee and to the board. The board concluded that it and its committees had operated satisfactorily during the past year.

The board has delegated authority over certain areas of our activities to three standing committees, as more fully described below.

Independence of Directors

Under our Guidelines, two-thirds of the board are required to be independent. The board currently includes eight independent, non-executive directors who constitute two-thirds of the board. We adopted a definition of independence based on the rules of the NYSE, the exchange on which the majority of our shares are traded. During 2006 the board considered the independence of each non-executive director and considers that all non-executive directors are independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement.

In reaching this conclusion the board gave due consideration to participation by board members in our equity compensation plans. In particular the board considered the position of Mr. McLaughlin, Chairman, Mr. Crowley, Dr. Gillespie and Dr. Selkoe. Mr. McLaughlin has served as a non-executive director for nine years. Dr. Gillespie, Mr. Crowley and Dr. Selkoe have served as non-executive directors for in excess of nine years. Additionally, Dr. Selkoe has an ongoing consultancy agreement with the company which is set out in detail on page 67. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason the board considers that they are independent.

Board Committees

Audit Committee

The audit committee, composed entirely of independent non-executive directors, helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors. The members of the committee are Dr. Gillespie, Chairman, Mr. Kennedy, and Mr. McGowan. Mr. Kennedy qualifies as an audit committee financial expert. The audit committee held eight formal meetings during 2006. Further information about the work of the Audit Committee is set out in the Report of the Audit Committee on pages 69 to 70.

Leadership Development and Compensation Committee

The leadership development and compensation committee (LDCC), composed entirely of independent non-executive directors, reviews our compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The members of the committee are Dr. Selkoe, Chairman, Mr. Crowley and Mr. Rohn (appointed 31 July 2006). The committee held six meetings during 2006. Further information about the work of the LDCC is set out in the Report of the Leadership Development and Compensation Committee on pages 61 to 68.

Nominating Committee

The nominating committee, composed entirely of independent non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The committee reviews and recommends changes in the functions of the various committees of the board. The Guidelines and the charter of the committee set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom. The members of the committees are Mr. McGowan, Chairman, Ms. Gray and Mr. McLaughlin. The committee held five meetings during 2006.

58 Elan Corporation, plc 2006 Annual Report

Corporate Governance

Board and Board Committee Meetings

The number of scheduled board and board committee meetings held and attended by each director during the year was as follows:

		Audit				Nominating
	Board	Committee		LDCC		Committee

Kyran McLaughlin	6/6	—		—		5/5
Göran Ando, MD(1)	5/6	—		3/4		—
Garo H. Armen, PhD(2)	1/2	—		—		—
Shane Cooke	6/6	—		—		—
Laurence G. Crowley	6/6	—		6/6		—
William F. Daniel	6/6	8/8	(5)	6/6	(5)	5/5	(5)
Lars Ekman, MD, PhD	6/6	—		—		—
Alan R. Gillespie, CBE, PhD	6/6	8/8		—		—
Ann Maynard Gray	5/6	—		—		5/5
Gary Kennedy	6/6	8/8		—		—
Nancy Lurker(3)	2/3	—		3/4		—
G. Kelly Martin	6/6	—		—		—
Kieran McGowan	6/6	8/8		—		5/5
Kevin M. McIntyre, MD(2)	2/2	—		4/4		—
William R. Rohn(4)	1/2	—		1/2		—
Dennis J. Selkoe, MD	6/6	—		6/6		—

(1)	Resigned as a director on 31 December 2006.

(2)	Retired as director on 25 May 2006.

(3)	Resigned as director on 31 May 2006.

(4)	Appointed as director on 25 May 2006.

(5)	William F. Daniel was secretary on these committees.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our annual general meetings, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website (www.elan.com). All shareholders are given adequate notice of the annual general meeting. The board periodically receives presentations on investor perceptions. All directors normally attend the annual general meeting and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

Going Concern

The directors, having made inquiries, believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalised risk reporting system. Significant business risks are addressed at each board meeting;

Elan Corporation, plc 2006 Annual Report 59

•	A clearly defined organisational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for us;

•	A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal—the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	To support our system of internal control, we have separate Corporate Compliance, Internal Audit and Internal Control Departments. Each of these departments report periodically to the Audit Committee. The Internal Control function is primarily responsible for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act 2002.

The directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2006 with the provisions set out in Section 1 of the Combined Code as issued by the London and Irish stock exchanges.

60 Elan Corporation, plc 2006 Annual Report

Corporate Governance

Report of the Leadership Development and Compensation Committee

The terms of reference for the LDCC are to determine the compensation, terms and conditions of employment of the CEO and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of our senior management. The LDCC also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of restricted stock units (RSUs) and to generally administer our equity award plans.

Each member of the LDCC is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and our performance as a whole. The LDCC sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The LDCC takes external advice from independent benefit consultants and considers Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish stock exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. Executive directors do not receive board fees. Non-executive directors are compensated with fee payments and stock options (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

The committee grants equity awards to encourage identification with shareholders’ interests.

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid to executive directors based on the recommendation of the committee. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Compensation of Directors and Officers

For the year ended 31 December 2006, all executive officers and outside directors as a group (19 persons) received total compensation of $8.0 million.

We reimburse officers and outside directors for their actual business-related expenses. For the year ended 31 December 2006, an aggregate of $0.2 million was accrued to provide pension, retirement and other similar benefits for directors and officers. We also maintain certain health and medical benefit plans for our employees in which our officers participate.

Officers serve at the discretion of the board of directors. No director or officer has a family relationship with any other director or officer.

Long Term Incentive Plan

On 25 May 2006, our shareholders approved The Elan Corporation, plc 2006 Long Term Incentive Plan (LTIP). This had the effect of closing down and replacing all existing option and RSU plans. It is the LDCC’s policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, taking into account the best interests of the Company. The equity awards generally vest between one and four years and do not contain any performance conditions.

Elan Corporation, plc 2006 Annual Report 61

Directors’ Remuneration

	Year Ended 31 December

		2006			2006
	2006	Annual		2006	Benefit	2006	2005
	Salary/Fees	Bonus		Pension	In Kind	Total	Total
	$	$		$	$	$	$

Executive Directors:
G. Kelly Martin	804,139	880,000	(1)	6,600	105,794	1,796,533	1,793,315
Shane Cooke	616,147	618,000		—	—	1,234,147	748,505	(2)
William F. Daniel	398,091	160,000		46,875	21,520	626,486	668,265
Lars Ekman, MD, PhD	455,192	400,000		10,065	119,543	984,800	775,881	(2)(3)

Total	2,273,569	2,058,000		63,540	246,857	4,641,966	3,985,966
Non-Executive Directors:
Kyran McLaughlin	300,000	—		—	—	300,000	300,000
Göran Ando, MD(4)	115,500	—		—	—	115,500	36,661
Garo H. Armen, PhD(5)	22,038	—		—	—	22,038	55,000
Laurence G. Crowley	67,500	—		—	—	67,500	68,802
Alan R. Gillespie, CBE, PhD	75,000	—		—	—	75,000	67,500
Ann Maynard Gray	67,500	—		—	—	67,500	77,464
Gary Kennedy	67,500	—		—	—	67,500	36,661
Nancy Lurker(6)	28,156	—		—	—	28,156	36,661
Kieran McGowan	87,500	—		—	—	87,500	82,333
Kevin M. McIntyre, MD(5)	27,046	—		—	—	27,046	68,281
William R. Rohn(7)	38,101	—		—	—	38,101	—
Dennis J. Selkoe, MD(8)	128,878	—		—	—	128,878	97,916

Grand total	3,298,288	2,058,000		63,540	246,857	5,666,685	4,913,245

(1)	On 21 February 2007, Mr. Martin waived his 2006 performance cash bonus, which would have been paid in 2007, in exchange for the grant of a stock option exercisable for 101,746 Ordinary Shares with an exercise price of $13.95 per share. The stock option was granted with a fair value of $880,000. Mr. Martin also received an annual stock option grant exercisable for 393,109 Ordinary Shares on the same date.

(2)	Appointed as director on 26 May 2005; and the remuneration was pro-rated for the period from 26 May 2005 to 31 December 2005.

(3)	Includes $240,000 for loan fully forgiven in December 2005.

(4)	Resigned as director on 31 December 2006.

(5)	Retired as director on 25 May 2006.

(6)	Resigned as director on 31 May 2006.

(7)	Appointed as director on 25 May 2006.

(8)	Includes fees of $50,000 in 2006 and $25,000 in 2005 under a consultancy agreement. For additional information, please refer to page 67.

	2006	2005
	Total	Total
Payments to Former Directors:	$	$

Pensions:
John Groom(1)	200,000	116,667
Donald Panoz	—	26,667
Nancy Panoz	—	4,166

	200,000	147,500
Legal settlement:
Donal Geaney(2)	—	4,375,000

Total	200,000	4,522,500

(1)	Effective 1 July 2003, we entered into a pension agreement of $200,000 per annum payable to Mr. Groom until 16 May 2008. For additional information, refer to Note 32 to the Consolidated Financial Statements.

(2)	On 13 June 2005, we agreed to settle an action taken by the late Mr. Geaney for a sum of €3.5 million ($4.4 million), plus an agreed sum of legal fees. For additional information, refer to Note 32 to the Consolidated Financial Statements.

62 Elan Corporation, plc 2006 Annual Report

Report of the Leadership Development and Compensation Committee

Directors’ Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2006, including their spouses and children under eighteen years of age, were as follows:

	Ordinary Shares; Par Value 5 Euro Cents Each

	31 December 2006	31 December 2005

Kyran McLaughlin	190,000	150,000
Shane Cooke	250,000	250,000
Laurence G. Crowley	12,000	12,000
William F. Daniel	50,000	50,000
Lars Ekman, MD, PhD	30,100	30,100
Alan R. Gillespie, CBE, PhD	332,000	132,000
Ann Maynard Gray	3,500	3,500
Gary Kennedy	2,800	2,800
G. Kelly Martin	246,500	257,500
Kieran McGowan	1,200	1,200
William R. Rohn(1)	3,000	—
Dennis J. Selkoe, MD	163,175	163,175

(1)	Appointed as director on 25 May 2006.

Directors’ Options and Restricted Stock Units

						Market
		At				Price At	At	Earliest
		31 December	Exercise	Granted	Exercised	Exercise	31 December	Exercisable
	Date of Grant	2005	Price	2006	2006	Date	2006	Date	Expiry Date

Kyran McLaughlin	30 February 1999	10,000	$25.81	—	—	$—	10,000	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		62,500		10,000	—		72,500

Shane Cooke	10 March 2005	60,000	$7.47	—	—	$—	60,000	1 January 2006	9 March 2015
	25 May 2005	150,000	7.21	—	—	—	150,000	1 January 2006	24 May 2015
	1 February 2006	—	15.90	63,899	—	—	63,899	1 January 2007	31 January 2016
	1 February 2006	—	RSU	12,579	—	—	12,579	1 February 2007	1 February 2010

		210,000		76,478	—		286,478

Laurence G. Crowley	30 April 1999	10,000	$25.81	—	—	$—	10,000	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		62,500		10,000	—		72,500

Elan Corporation, plc 2006 Annual Report 63

						Market
		At				Price At	At	Earliest
		31 December	Exercise	Granted	Exercised	Exercise	31 December	Exercisable
	Date of Grant	2005	Price	2006	2006	Date	2006	Date	Expiry Date

William F. Daniel	4 December 1998	40,000	$32.69	—	—	$—	40,000	4 December 2001	13 December 2008
	8 November 1999	40,000	24.00	—	—	—	40,000	8 November 2001	7 November 2009
	24 February 2000	35,000	37.19	—	—	—	35,000	1 January 2002	23 February 2010
	2 March 2001	25,000	54.85	—	—	—	25,000	1 January 2002	1 March 2011
	1 March 2002	30,000	14.07	—	—	—	30,000	1 January 2003	29 February 2012
	20 August 2002	150,000	2.11	—	50,000	15.00	100,000	20 February 2003	19 August 2012
	1 May 2003	6,000	3.84	—	—	—	6,000	1 January 2004	30 April 2013
	23 December 2004	705	22.29	—	—	—	705	1 February 2008	1 August 2008
	10 March 2004	30,000	16.27	—	—	—	30,000	1 January 2005	9 March 2014
	10 March 2005	50,000	7.47	—	—	—	50,000	1 January 2006	9 March 2015
	1 February 2006	—	15.90	47,925	—	—	47,925	1 January 2007	31 January 2016
	1 February 2006	—	RSU	9,434	—	—	9,434	1 February 2007	1 February 2010

		406,705		57,359	50,000		414,064

Lars Ekman, MD, PhD	7 December 2000	125,000	$53.25	—	—	$—	125,000	7 December 2002	6 December 2010
	1 March 2002	40,000	14.07	—	—	—	40,000	1 January 2003	29 February 2012
	20 August 2002	415,000	2.11	—	60,000	15.00	355,000	20 February 2003	19 August 2012
	2 April 2003	15,000	2.79	—	—	—	15,000	1 January 2004	1 April 2013
	10 March 2004	40,000	16.27	—	—	—	40,000	1 January 2005	9 March 2014
	10 March 2005	60,000	7.47	—	—	—	60,000	1 January 2006	9 March 2015
	1 February 2006	—	15.90	127,799	—	—	127,799	1 January 2007	31 January 2016
	1 February 2006	—	RSU	25,157	—	—	25,157	1 February 2007	1 February 2010

		695,000		152,956	60,000		787,956

Alan R. Gillespie, CBE, PhD	30 April 1999	10,000	$25.81	—	—	$—	10,000	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2005	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		62,500		10,000	—		72,500

Ann Maynard Gray	2 March 2001	5,000	$54.85	—	—	$—	5,000	1 February 2003	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		52,500		10,000	—		62,500

Gary Kennedy	26 May 2005	15,000	$8.05	—	—	$—	15,000	26 May 2007	25 May 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		15,000		10,000	—		25,000

G. Kelly Martin	6 February 2003	1,000,000	$3.85	—	—	$—	1,000,000	31 December 2003	5 February 2013
	13 November 2003	1,000,000	5.28	—	—	—	1,000,000	31 December 2003	12 November 2013
	10 March 2004	60,000	16.27	—	—	—	60,000	1 January 2005	9 March 2014
	10 March 2005	280,000	7.47	—	—	—	280,000	1 January 2006	9 March 2015
	7 December 2005	750,000	12.03	—	—	—	750,000	31 December 2006	6 December 2015

		3,090,000		—	—		3,090,000

64 Elan Corporation, plc 2006 Annual Report

Report of the Leadership Development and Compensation Committee

						Market
		At				Price At	At	Earliest
		31 December	Exercise	Granted	Exercised	Exercise	31 December	Exercisable
	Date of Grant	2005	Price	2006	2006	Date	2006	Date	Expiry Date

Kieran McGowan	30 April 1999	10,000	$25.81	—	—	$—	10,000	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		62,500		10,000	—		72,500

William R. Rohn(1)	25 May 2006	—	$18.13	20,000	—	$—	20,000	25 May 2007	24 May 2016

		—		20,000	—		20,000

Dennis J. Selkoe, MD	30 April 1999	10,000	$25.81	—	—	$—	10,000	30 April 2002	29 April 2007
	2 March 2001	5,000	54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	—	15.90	10,000	—	—	10,000	1 February 2008	31 January 2016

		62,500		10,000	—		72,500

(1)	Appointed as director 25 May 2006

Options outstanding at 31 December 2006 are exercisable at various dates between January 2007 and January 2016. During the year ended 31 December 2006, the closing market price ranged from $12.50 to $19.21 per ADS. The closing market price at 15 March 2007, on the NYSE, of our ADSs was $12.71.

The following changes in directors’ interests occurred between 31 December 2006 and 15 March 2007:

	Grant Date	Exercise Price	No. of Options	No. of RSUs

Kyran McLaughlin	21 February 2007	$13.95	10,000	—
Shane Cooke	21 February 2007	$13.95	115,620	17,921
Laurence G. Crowley	21 February 2007	$13.95	10,000	—
William F. Daniel	21 February 2007	$13.95	69,372	10,753
Lars Ekman, MD, PhD	21 February 2007	$13.95	106,371	16,487
Alan R. Gillespie, CBE, PhD	21 February 2007	$13.95	10,000	—
Ann Maynard Gray	21 February 2007	$13.95	10,000	—
Gary Kennedy	21 February 2007	$13.95	10,000	—
G. Kelly Martin	21 February 2007	$13.95	494,855	—
Kieran McGowan	21 February 2007	$13.95	10,000	—
William R. Rohn	21 February 2007	$13.95	10,000	—
Dennis J. Selkoe, MD	21 February 2007	$13.95	10,000	—

		RSUs		ADRs	ADRs
	Date	Vested	Options Exercised	Purchased	Sold

Shane Cooke	21 February 2007	3,144	—	—	—
William F. Daniel	21 February 2007	2,358	—	—	—
Lars Ekman, MD, PhD	21 February 2007	6,289	40,000	—	42,893
Alan R. Gillespie, CBE, PhD	22 February 2007	—	—	—	300,000
G. Kelly Martin	27 February 2007	—	—	—	44,000

Elan Corporation, plc 2006 Annual Report 65

		RSUs		ADRs	ADRs
	Date	Vested	Options Exercised	Purchased	Sold

William R. Rohn	8 March 2007	—	—	10,000	—
William F. Daniel	13 March 2007	—	—	750	—

Executive Directors Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

Mr. Daniel participates in a defined benefit plan designed to provide two-thirds of basic salary at retirement at age 60 for full service. Mr. Cooke was a member of this plan from July 2001 until December 2004. The following table relating to the directors’ participation in the defined benefit plan is denominated in Euro:

			Transfer Value
	Increase in		Equivalent of
	Accrued		Increase in		Total Accumulated
	Annual Benefit		Accrued Annual Benefit		Accrued Annual Benefit

	2006	2005	2006	2005	2006	2005

Shane Cooke	—	—	—	—	€12,878	€12,383
William F. Daniel	€2,189	€2,355	€51,549	€49,385	€36,243	€33,223

Mr. Martin and Dr. Ekman participate in a defined contribution plan (401(k) plan) for US-based employees. Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, please refer to Note 13 to the Consolidated Financial Statements.

Directors’ Service Contracts

Except as set out below, there are no service contracts in existence between any of the directors and Elan:

•	On 7 January 2003, we and Elan Pharmaceuticals, Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options).

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be

66 Elan Corporation, plc 2006 Annual Report

Report of the Leadership Development and Compensation Committee

entitled to career transition assistance and the use of an office and the services of a full time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the US Internal Revenue Code (IRC), or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

•	No other executive director has an employment contract extending beyond twelve months.

•	On 1 July 2006, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon thirty days written notice and supersedes all prior consulting agreements between Dr. Selkoe, and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2006 and $25,000 in 2005.

Arrangements with Former Directors

•	On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

•	On Dr. Garo Armen’s retirement from the board in May 2006, we agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.

External Appointments and Retention of Fees

Executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them. Dr. Lars Ekman was appointed as a non-executive director of InterMune, Inc. on 18 September 2006. In respect of such position he retained the fees paid to him for such services. In 2006 this amounted to $12,500.

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (US Purchase Plan), under Sections 421 and 423 of the IRC, which became effective on 1 January 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and UK Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/UK Sharesave Plans). The Irish/UK Sharesave Plans allow eligible employees to purchase shares at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plan allows eligible employees to save up to €320 per month under the Irish Scheme or 250 pounds Sterling under the UK Plan and they may purchase shares anytime within six months after the end of the saving period.

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the US Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish/UK Sharesave Plans and US Purchase Plan combined. In 2006, 394,533 shares (2005: 542,429 shares) were issued under

Elan Corporation, plc 2006 Annual Report 67

the US Purchase Plan and as at 31 December 2006, 2,006,966 shares (2005: 957,571 shares) were reserved for future issuance under the US Purchase Plan and Irish/UK Sharesave Plans.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

The LDCC is pleased to submit this report to our shareholders on these matters.

On behalf of the LDCC,

Dennis J. Selkoe, MD
Chairman of the LDCC and non-excecutive director
28 March 2007

68 Elan Corporation, plc 2006 Annual Report

Report of the Audit Committee

The current members of the Audit Committee (the Committee) are Dr. Gillespie (Chairman), Mr. Kennedy and Mr. McGowan. They are all non-executive directors of the Company. The Board considers each member to be independent under the Combined Code and under the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees. In April 2006, the Company submitted the required annual written affirmation to the NYSE confirming its full compliance with those standards.

The board is satisfied that at least one member of the Committee has recent and relevant financial experience. The Committee has determined that Mr. Kennedy is an audit committee financial expert for the purposes of the Sarbanes-Oxley Act of 2002.

The core responsibilities of the Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit related services and non-audit services. The pre-approval procedures permit certain audit, audit related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Committee if required. Regular reports to the full Committee are also provided for, and in practice, it is a standing agenda item at Committee meetings.

The Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Committee members and those individuals separate from the main sessions of the Committee which were attended by the Chief Financial Officer, the Group Controller and the Company’s General Counsel.

At each regularly scheduled board meeting, the chairman of the Committee reported to the board on the principal matters covered at the preceding Committee meetings. The minutes of all Committee meetings were also circulated to all board members.

The Committee met on eight occasions in 2006. All members attended each meeting. The Committee is scheduled to meet nine times during 2007. During 2006, the business considered and discussed by the Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered;

•	Reports were received from the independent external auditors concerning its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the company’s system of internal controls and in particular its internal control over financial reporting;

Elan Corporation, plc 2006 Annual Report 69

•	The Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the code of conduct were made in 2006;

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Committee. In particular, it reviewed as a standing item at each meeting, the preparations for the implementation in 2006 of Section 404 of the Sarbanes-Oxley Act of 2002 concerning internal controls over financial reporting;

•	The Committee charter and the operation of the Committee were reviewed during 2006. No changes were recommended; and

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2006. The Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Alan Gillespie
Chairman of the Audit Committee and non-executive director
28 March 2007

70 Elan Corporation, plc 2006 Annual Report

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the group and parent company financial statements (financial statements) of Elan Corporation, plc for the year ended 31 December 2006 which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors’ Responsibilities on page 55.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and have been properly prepared in accordance with the Companies Acts 1963 to 2006 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the parent company financial statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Financial Review, the Operating Review and Directors’ Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

Elan Corporation, plc 2006 Annual Report 71

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	The group and parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group’s and parent company’s affairs as at 31 December 2006 and of their loss for the year then ended;

•	The financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2006 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The parent company financial statements are in agreement with the books of account.

In our opinion the information given in the directors’ report is consistent with the financial statements.

The net assets of the parent company, as stated in the parent company balance sheet are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2006 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

KPMG
Chartered Accountants
Registered Auditor
Dublin, Ireland

28 March 2007

72 Elan Corporation, plc 2006 Annual Report

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2006

		2006	2005
	Notes	$m	$m

Product revenue		482.5	411.4
Contract revenue		14.8	15.3

Total revenue	3,4	497.3	426.7
Cost of sales		198.9	178.7

Gross profit		298.4	248.0
Selling, general and administrative expenses		417.1	452.7
Research and development expenses		224.6	249.1
Gain on arbitration award	5	(49.8)	—
Net gain on divestment of product	6	(7.4)	—

Operating loss		(286.1)	(453.8)
Interest expense	7	182.4	179.3
Interest income	7	(58.5)	(39.6)
Investment (gains)/losses	7	(1.6)	13.8
Fair value gain on conversion option—6.5% Convertible Notes	7	—	(1,136.1)
Net charge on debt retirements	7	11.5	20.2

Net interest and investment (gains)/losses		133.8	(962.4)

Income/(loss) before tax	8	(419.9)	508.6
Tax expense/(benefit) on income/(loss) from ordinary activities	9	(11.2)	0.4

Income/(loss) after tax from continuing operations		(408.7)	508.2
Net income from discontinued operations	10	—	104.1

Net income/(loss) for the year		(408.7)	612.3

Basic income/(loss) per ordinary share:
Net income/(loss) from continuing operations	11	$(0.94)	$1.23
Net income/(loss)		(0.94)	1.48
Diluted loss per ordinary share:
Net loss from continuing operations	11	$(0.94)	$(1.24)
Net loss		(0.94)	(1.01)

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

Elan Corporation, plc 2006 Annual Report 73

Consolidated Balance Sheet

At 31 December 2006

		2006	2005
	Notes	$m	$m

Non-Current Assets
Intangible assets and goodwill	14	681.7	815.2
Property, plant and equipment	15	342.0	344.6
Available-for-sale investments	16	23.3	24.5
Deferred tax asset	9	4.4	—
Other non-current assets	17	35.5	33.2

Total Non-Current Assets		1,086.9	1,217.5

Current Assets
Inventories	18	29.2	23.2
Accounts receivable	19	107.4	81.8
Other current assets	17	71.3	23.1
Income tax prepayment	9	1.2	1.6
Held for sale assets	20	—	46.9
Restricted cash	21	23.2	24.9
Cash and cash equivalents		1,510.6	1,080.7

Total Current Assets		1,742.9	1,282.2

Total Assets		2,829.8	2,499.7

Non-Current Liabilities
Long-term and convertible debts	22	1,733.8	1,940.2
Other liabilities	23	39.1	44.2
Income tax payable	9	—	14.9

Total Non-Current Liabilities		1,772.9	1,999.3

Current Liabilities
Short-term debt	22	619.1	—
Accounts payable		46.1	31.5
Accrued and other liabilities	23	175.0	153.9
Provisions	24	5.0	2.1
Income tax payable	9	6.9	4.5

Total Current Liabilities		852.1	192.0

Total Liabilities		2,625.0	2,191.3

Shareholders’ Equity
Share capital	25	27.2	24.7
Share premium		6,209.2	5,963.2
Share-based compensation reserve		85.1	53.2
Foreign currency translation reserve		(11.7)	(15.6)
Fair value investment reserve		7.6	1.2
Retained loss	26	(6,112.6)	(5,718.3)

Total Shareholders’ Equity		204.8	308.4

Total Shareholders’ Equity and Liabilities		2,829.8	2,499.7

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	Kelly Martin, president and chief executive officer

74 Elan Corporation, plc 2006 Annual Report

Financial Statements

Consolidated Statement of Cash Flows

	Year Ended 31 December

	2006	2005
	$m	$m

Net income/(loss)	(408.7)	612.3
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortisation	194.0	193.8
Gain on sale of investments	(8.3)	(17.9)
Impairment of investments	7.3	31.7
Gain on disposal of products and businesses	(7.4)	(103.6)
Share-based compensation	46.3	36.6
Disposal/write-down of other assets	5.4	5.2
Interest expense	179.0	175.4
Interest income	(53.8)	(37.5)
Income tax benefit	(11.2)	0.4
Fair value gain on conversion option—6.5% Convertible Notes	—	(1,136.1)
Net charge on debt retirements	11.5	20.2
Derivative fair value gain	(4.9)	3.3
Other	1.1	1.4

Operating cash outflow before changes in working capital	(49.7)	(214.8)
Increase in accounts receivable	(25.6)	(38.7)
(Increase)/decrease in prepayments and other assets	(56.4)	198.3
(Increase)/decrease in inventories	(6.0)	3.7
Increase/(decrease) in accounts payable and accrued and other liabilities	20.2	(110.3)

Cash used by operations	(117.5)	(161.8)
Interest received	53.8	37.7
Interest paid	(153.9)	(157.9)
Income taxes paid	(4.6)	(1.5)

Net cash outflows from operating activities	(222.2)	(283.5)

Investing activities
Proceeds from disposal of property, plant and equipment	0.6	0.6
Purchase of property, plant and equipment	(29.9)	(43.7)
Purchase of intangible and other assets	(18.6)	(7.1)
Purchase of investments	(0.2)	(0.4)
Proceeds from disposal of investments	14.1	62.7
Proceeds from business disposals	54.2	108.8

Net cash provided by investing activities	20.2	120.9

Financing activities
Proceeds from issue of share capital	29.8	23.8
Repayment of EPIL III Notes	—	(39.0)
Repayment of loans and finance lease obligations	(5.7)	(87.8)
Net proceeds from debt issuances	602.8	(0.7)
Proceeds from government grants	0.4	4.0

Net cash provided by/(used in) financing activities	627.3	(99.7)

Effect of foreign exchange rate changes	4.6	(4.6)

Net increase/(decrease) in cash and cash equivalents	429.9	(266.9)

Cash and cash equivalents at the beginning of the year	1,080.7	1,347.6
Cash and cash equivalents at the end of the year	1,510.6	1,080.7

Non cash items
Issuance of shares for debt conversions	217.8	206.0

Elan Corporation, plc 2006 Annual Report 75

Consolidated Statement of Changes in Shareholders’ Equity

				Share-Based	Foreign	Fair Value
	Number	Share	Share	Compensation	Currency	Investment	Retained	Total
	of Shares	Capital	Premium	Reserve	Translation	Reserve(1)	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 January 2005	395.1	22.6	5,643.8	16.6	(12.9)	30.7	(6,330.6)	(629.8)
Recognised income and expenses:
Net income	—	—	—	—	—	—	612.3	612.3
Foreign currency translation	—	—	—	—	(2.7)	—	—	(2.7)
Unrealised loss on investments	—	—	—	—	—	(8.5)	—	(8.5)
Gain on investments recognised in net income	—	—	—	—	—	(21.0)	—	(21.0)

Net loss recognised directly in equity								(32.2)

Total recognised income and expenses								580.1
Transfer of conversion option	—	—	91.8	—	—	—	—	91.8
Debt conversion	27.8	1.7	204.3	—	—	—	—	206.0
Issue of share capital, net of issue costs	5.9	0.4	23.3	—	—	—	—	23.7
Share-based compensation	—	—	—	36.6	—	—	—	36.6

Balance at 1 January 2006	428.8	24.7	5,963.2	53.2	(15.6)	1.2	(5,718.3)	308.4

Recognised income and expenses:
Net loss	—	—	—	—	—	—	(408.7)	(408.7)
Foreign currency translation	—	—	—	—	3.9	—	—	3.9
Unrealised gain on investments		—	—	—	—	9.4	—	9.4
Gain on investments recognised in net income	—	—	—	—	—	(3.0)	—	(3.0)

Net gain recognised directly in equity								10.3

Total recognised income and expenses								(398.4)

Debt conversion	34.2	2.3	215.5	—	—	—	—	217.8
Issue of share capital, net of issue costs	3.6	0.2	29.6	—	—	—	—	29.8
Share-based compensation	—	—	0.9	46.3	—	—	—	47.2
Transfer of exercised and expired share-based awards	—	—	—	(14.4)	—	—	14.4	—

Balance at 31 December 2006	466.6	27.2	6,209.2	85.1	(11.7)	7.6	(6,112.6)	204.8

(1)	Represents unrealised gains and losses on non-derivative available-for-sale securities.

The accompanying notes are an integral part of these financial statements.

76 Elan Corporation, plc 2006 Annual Report

Financial Statements

Parent Company Income Statement

For the Year Ended 31 December 2006

			2006	2005
	Notes		$m	$m

Product revenue			32.9	36.5
Contract revenue			2.3	1.3

Total revenue	34	(a)	35.2	37.8
Cost of sales			16.5	13.4

Gross profit			18.7	24.4
Selling, general and administrative expenses	34	(b)	69.1	59.2
Research and development expenses			11.0	6.3
Gain on arbitration award	34	(c)	(49.8)	—

Operating loss			(11.6)	(41.1)
Interest expense	34	(d)	17.2	4.6
Interest income	34	(e)	(12.9)	(1.5)
Gain on disposal of investment	34	(l)	(9.8)	—
Fair value gain on conversion option—6.5% Convertible Notes	34	(f)	—	(1,136.1)
Net charge on debt retirement	34	(g)	—	23.3

Net interest and investment gains			(5.5)	(1,109.7)

Income/(loss) before tax	34	(h)	(6.1)	1,068.6
Tax (expense)/benefit on income/(loss) from ordinary activities	34	(i)	—	—

Income/(loss) after tax from continuing operations			(6.1)	1,068.6
Net income/(loss) from discontinued operations	34	(j)	—	0.7

Net income/(loss) for the year			(6.1)	1,069.3

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

Elan Corporation, plc 2006 Annual Report 77

Parent Company Balance Sheet

At 31 December 2006

			2006	2005
	Notes		$m	$m

Non-Current Assets
Intangible assets	34	(k)	—	48.9
Investments	34	(l)	975.7	931.0
Other non-current assets	34	(m)	10.7	9.9

Total Non-Current Assets			986.4	989.8

Current Assets
Accounts receivable	34	(n)	0.1	4.5
Other current assets	34	(o)	1,131.3	1,199.8
Cash and cash equivalents			5.2	25.5

Total Current Assets			1,136.6	1,229.8

Total Assets			2,123.0	2,219.6

Non-Current Liabilities
Other liabilities	34	(p)	10.4	10.3

Total Non-Current Liabilities			10.4	10.3

Current Liabilities
Accrued and other liabilities	34	(q)	190.5	575.9

Total Current Liabilities			190.5	575.9

Total Liabilities			200.9	586.2

Shareholders’ Equity
Share capital			27.2	24.7
Share premium			6,209.2	5,963.2
Share-based compensation reserve			85.1	53.2
Retained loss	34	(r)	(4,399.4)	(4,407.7)

Total Shareholders’ Equity			1,922.1	1,633.4

Total Shareholders’ Equity and Liabilities			2,123.0	2,219.6

The accompanying notes are an integral part of these financial statements.

Kyran McLaughlin, chairman	G. Kelly Martin, president and chief executive officer

78 Elan Corporation, plc 2006 Annual Report

Financial Statements

Parent Company Statement of Cash Flows

	Year ended 31 December

	2006	2005
	$m	$m

Net income/(loss)	(6.1)	1,069.3
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortisation	15.7	12.8
Gain on disposal of businesses	—	(0.7)
Gain on disposal of investment	(9.8)	—
Share-based compensation	11.4	6.5
Interest expense	16.5	—
Interest income	(1.3)	(0.6)
Fair value gain on conversion option—6.5% Convertible Notes	—	(1,136.1)
Net charge on debt retirements	—	23.3
Derivative fair value (gain)/loss	(3.8)	1.5
Other	(0.8)	2.9

Operating cash inflow/(outflow) before changes in working capital	21.8	(21.1)
Decrease in accounts receivable	4.4	4.4
Decrease in prepayments and other assets	0.6	42.3
Increase in intercompany accounts	(73.8)	(5.7)
Decrease in accounts payable and accrued and other liabilities	(3.1)	(55.4)

Cash used by operations	(50.1)	(35.5)
Interest received	1.3	0.6
Interest paid	—	(0.7)

Net cash outflows from operating activities	(48.8)	(35.6)

Investing activities
Net cash provided by investing activities	—	—

Financing activities
Proceeds from issue of share capital	29.8	23.8
Repayment of finance lease obligations	(1.3)	(1.3)

Net cash flows from financing activities	28.5	22.5

Net decrease in cash and cash equivalents	(20.3)	(13.1)

Cash and cash equivalents at the beginning of the year	25.5	38.6

Cash and cash equivalents at the end of the year	5.2	25.5

Non cash investing and financing activities
Issuance of shares for debt conversions	217.8	206.0
Transfer of intangible assets	33.2	—

Elan Corporation, plc 2006 Annual Report 79

Parent Company Statement of Changes in Shareholders’ Equity

				Share-Based
	Number	Share	Share	Compensation	Retained	Total
	of Shares	Capital	Premium	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m

Balance at 1 January 2005	395.1	22.6	5,643.8	16.6	(5,477.0)	206.0
Net income	—	—	—	—	1,069.3	1,069.3
Transfer of conversion option	—	—	91.8	—	—	91.8
Debt conversion	27.8	1.7	204.3	—	—	206.0
Issue of share capital, net of issue costs	5.9	0.4	23.3	—	—	23.7
Share-based compensation	—	—	—	36.6	—	36.6

Balance at 1 January 2006	428.8	24.7	5,963.2	53.2	(4,407.7)	1,633.4

Net loss	—	—	—	—	(6.1)	(6.1)
Debt conversion	34.2	2.3	215.5	—	—	217.8
Issue of share capital, net of issue costs	3.6	0.2	29.6	—	—	29.8
Share-based compensation	—	—	0.9	46.3	—	47.2
Transfer of exercised and expired share-based awards	—	—	—	(14.4)	14.4	—

Balance at 31 December 2006	466.6	27.2	6,209.2	85.1	(4,399.4)	1,922.1

The accompanying notes are an integral part of these financial statements.

80 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

1	Basis of Preparation

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is 353-1-709-4000. Our principal research and development (R&D), manufacturing and marketing facilities are located in Ireland and the United States (US).

These Consolidated and Parent Company Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) and are effective at 31 December 2006. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the US Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (US GAAP). IFRS differs in certain significant respects from US GAAP. For a discussion of the significant differences between IFRS and US GAAP, please refer to “US GAAP Information,” on page 135 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in US dollars, being the functional currency of the parent company and the majority of the group companies. They are prepared on the historical cost basis, except for financial assets and derivative financial instruments, which are stated at fair value. Non-current assets and disposal groups classified as held for sale are stated at the lower of cost or fair value less costs to sell.

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ materially from these estimates. Certain items in the Consolidated Financial Statements for prior periods have been reclassified to conform to current classifications.

We have made significant operating losses during the last three fiscal years and anticipate to continue to incur operating losses in 2007. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated Financial Statements on a going concern basis.

The financial statements were authorised for issue by the directors on 28 March 2007.

2	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements. For discussion of our critical accounting policies, please refer to pages 31 to 37.

a	Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS as adopted by the EU and are effective at 31 December 2006, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002). We have considered all subsequently endorsed standards and interpretations and the following provides a brief outline of the likely impact on future financial statements of these items, which are not yet effective and have not been early adopted in these financial statements:

•	Amendment to IAS 1, “Capital disclosures,” (effective 1 January 2007): this amendment will require additional disclosure about our capital structure.

•	IFRS 7, “Financial Instruments: Disclosures,” (effective 1 January 2007): this standard will add certain new disclosures about financial instruments to those currently required by IAS 32, “Financial Instruments: Disclosures and Presentation,” (IAS 32).

Elan Corporation, plc 2006 Annual Report 81

•	IFRS 8, “Operating Segments,” (effective 1 January 2009): this standard will replace IAS 14, “Segment Reporting,” and will require additional disclosures relating to operating segments to those currently required.

b	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements.

Our collaboration with Biogen Idec Inc. (Biogen Idec) for Tysabri is a jointly-controlled operation in accordance with IAS 31, “Financial Reporting of Interests in Joint Ventures,” (IAS 31). A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

c	Revenue

We recognise revenue from the sale of our products, royalties earned, and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue—Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) revenue from a Jointly-Controlled Operation (Tysabri).

We recognise revenue from product sales when there is pervasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Revenue is recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectibility is reasonably assured.

iii.	We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

iv.	In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

Contract Revenue—Contract revenue arises from contracts to perform R&D services on behalf of clients or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

d	Sales discounts & allowances

We recognise revenue on a gross revenue basis and make various deductions to arrive at net revenue as reported in the income statement. These adjustments are referred to as sales discounts and allowances and are described in detail below. Sales discounts and allowances include charge-backs, managed health care and Medicaid rebates, cash discounts, sales returns and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience.

82 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme which would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the US Department of Defense, the US Department of Veterans Affairs, Group Purchasing Organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

Managed health care rebates and other contract discounts

We offer rebates and discounts to managed health care organisations in the United States. We account for managed health care rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed health care rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel, and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We consider outstanding Medicaid claims, Medicaid payments, claims processing lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

For returns of established products, our sales return accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases, and our return goods policy (goods may only be returned six months prior to expiration date and for up to twelve months after expiration date). We also take into account product recalls

Elan Corporation, plc 2006 Annual Report 83

and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for and impact of such actions and adjust the sales returns accrual and revenue as appropriate.

Returns from newly introduced products are significantly more difficult for us to assess. We determine our estimate of the sales return accrual primarily based on the historical sales returns experience of similar products, such as those within the same or similar therapeutic category. We also consider the shelf life of new products and determine whether we believe an adjustment to the sales return accrual is appropriate. The shelf life in connection with new products tends to be shorter than the shelf life for more established products because we may still be developing the optimal stability duration for the new product that would lengthen its shelf life, or an amount of launch quantities may have been manufactured in advance of the launch date to ensure sufficient supply exists to satisfy market demand. In those cases, we assess the reduced shelf life, together with estimated levels of inventory in the distribution channel and projected demand, and determine whether we believe an adjustment to the sales return accrual is appropriate. While it is inherently more difficult to assess returns from newly introduced products than from established products, nevertheless in all instances we believe we have been able to gather sufficient information in order to establish reasonable estimates.

Other adjustments

In addition to the significant sales discounts and allowances described above, we make other individually insignificant sales adjustments. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on historical experience, performance on commitments to government entities and other relevant factors, including estimated levels of inventory in the distribution channel in some cases, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to estimate our significant sales discounts and allowances. Our estimates of inventory at the wholesalers are based on:

•	The actual and projected prescription demand-based sales for our products and historical inventory experience;

•	Our analysis of third-party information, including written and oral information obtained from all of the major wholesalers with respect to their inventory levels and sell-through to customers, and third-party market research data; and

•	Our internal information.

The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health, Inc., a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. We also use information from external sources to identify prescription trends and patient demand. We receive inventory pipeline data directly from the three major US wholesalers (McKesson Corp. (McKesson), Amerisource Bergen Corp. (Amerisource Bergen), and Cardinal Health, Inc. (Cardinal Health)). Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive such information.

e	Discontinued operations and held for sale assets

A discontinued operation is a component of a company that either has been disposed of or is classified as held for sale and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

84 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

We categorise non-current assets and disposal groups as held for sale when all of the following conditions are met:

(i)	They are available for immediate sale;

(ii)	The sale is highly probable as evidenced by a commitment to a plan to sell and that plan has been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification;

(iii)	The criteria was met by the balance sheet date; and

(iv)	Their carrying value will be recovered principally through the sale transaction.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell. Assets and liabilities classified as held for sale are shown separately on the face of the balance sheet and are not amortised or depreciated.

f	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years

Plant and equipment	3-10 years

Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

g	Intangible assets and goodwill

Patents, licences and acquired in-process research & development (IPR&D) are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over 4 years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

Elan Corporation, plc 2006 Annual Report 85

h	Impairment of assets

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment, assets are grouped into cash-generating units and an impairment charge is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to pro-rata reduce the carrying amount of the other assets in the unit.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

i	Investments

Our investment portfolio consists primarily of equity securities, convertible preferred stock and interest-bearing debt of other biotechnology companies. Investments, which are all accounted for on a trade date basis, are classified into one of the following three categories:

•	Held-for-trading investments are acquired principally to generate profit from short term fluctuations in price. These instruments are recorded as short-term investments and are carried at fair value, with any resultant gain or loss recognised in the income statement. We have no held-for-trading securities at either 31 December 2006 or 2005.

•	Available-for-sale securities are those that are designated as held for sale and are not categorised into any of the other categories. They are stated at fair value within non-current assets and unrealised gains or losses are recognised directly in shareholders’ equity. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest method. Available-for-sale securities may also include certain embedded derivatives and freestanding warrants. Changes in fair value related to embedded derivatives are recorded in the income statement.

•	Investments are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These instruments are carried at amortised cost, less any impairments. We have no held-to-maturity securities at either 31 December 2006 or 2005.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows.

Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

j	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recognised initially at fair value and are then subsequently remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. Our forward currency contracts do

86 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

not qualify for hedge accounting and are marked-to-market at each balance sheet date with the resulting gains and losses recognised in the income statement.

Where a derivative financial instrument hedges certain changes in fair value of a recognised financial asset or financial liability or an unrecognised firm commitment, any gain or loss on the hedging instrument is recognised in the income statement. The carrying value of derivative financial instruments is reported within current assets or other current liabilities. Where the fair value hedge accounting requirements of IAS 39, “Financial Instruments: Recognition and Measurement,” (IAS 39) are met, the hedged item is stated at fair value in respect of the risk being hedged with any gain or loss being recognised in the income statement.

k	Convertible notes

We adopted IAS 32 and IAS 39 from 1 January 2005 and as a result, our accounting treatment for convertible debt changed from 1 January 2005 onwards. Prior to 1 January 2005, we accounted for our 6.5% Guaranteed Convertible Notes due in 2008 (6.5% Convertible Notes) on an amortised cost basis until extinguished on conversion or maturity, with no separate recognition of the conversion option. From 1 January 2005, the 6.5% Convertible Notes were analysed into a debt component and a separate conversion option component. The initial fair value of the debt portion of the convertible notes was determined on the issue date using a market interest rate for an equivalent non-convertible note. The resulting difference between this discounted amount and the principal amount of the debt represents the initial fair value of the conversion option. The debt portion was initially recorded as a liability at fair value, net of the discount and issuance costs, which was accreted to the principal amount of the debt up to maturity of the notes using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes was 15.9%. The conversion option was classified as a liability if it might be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity instruments.

Up to 28 October 2005, the conversion option included in our 6.5% Convertible Notes contained a cash settlement provision, which allowed us to choose to settle the holders’ conversion right (the holders can convert into a fixed number of equity shares at certain times), by instead making a payment of a cash amount equal to the market value of the shares that would otherwise have been issued. Conversion options which contain a cash settlement provision are reported at fair value with gains or losses arising recorded in the income statement.

As the cash settlement provision of the 6.5% Convertible Notes was removed with effect from 28 October 2005 from the 6.5% Convertible Notes in issue, under IAS 32, the 6.5% Convertible Notes became a compound instrument. The fair value of the conversion option at that date was reclassified as the equity component of a compound financial instrument within shareholders’ equity and was not subsequently remeasured. In December 2006, the total remaining aggregate principal of the 6.5% Convertible Notes was converted or redeemed. See Note 22 for additional information.

l	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

m	Inventories

Inventories are stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

n	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of most of our subsidiaries is US dollars. For those subsidiaries with non-US dollar functional currency, their assets and liabilities, including goodwill and fair value adjustments, are translated using year-end rates and net income is translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the

Elan Corporation, plc 2006 Annual Report 87

underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries is recorded in shareholders’ equity.

o	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The parent company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

Employees of various group companies are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans, primarily for employees outside of Ireland. The cost of providing these plans is expensed as incurred.

p	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us (finance lease), are capitalised. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding. All other leases which are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease.

q	Share-based compensation

Equity settled share-based payments made to employees are recognised in the financial statements based on the fair value of the awards measured at the date of grant. The fair value is expensed over the requisite service period. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

88 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee stock option exercise behaviours.

r	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

We assess the likelihood of any adverse outcomes to contingencies, including legal matters, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount.

In relation to legal matters, we develop estimates in consultation with outside counsel handling our defence in these matters using the current facts and circumstances known to us. The factors that we consider in developing our legal contingencies and provisions include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any.

s	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

t	Financing costs

Debt financing costs comprise transaction costs on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised financing costs.

u	Investments in subsidiaries

The parent company holds investments in group companies, which are carried at cost less any impairments. Investments in group companies include a charge for share-based compensation for share-based payments made to employees of subsidiary undertakings.

Elan Corporation, plc 2006 Annual Report 89

3	Revenue

The composition of our revenue for the years ended 31 December was as follows:

	2006	2005
	$m	$m

Product revenue	482.5	411.4
Contract revenue	14.8	15.3

Total revenue	497.3	426.7

Product revenue can be further analysed as follows:

	2006	2005
	$m	$m

Marketed products
Maxipime	159.9	140.3
Azactam	77.9	57.7
Prialt	12.1	6.3

Total revenue from marketed products	249.9	204.3
Manufacturing revenue and royalties	232.6	207.1

Total product revenue	482.5	411.4

Global in-market net sales of Tysabri in 2006, which we market in collaboration with Biogen Idec, were $38.1 million, consisting of $28.2 million in the United States and $9.9 million in the European Union. In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue.

Accordingly, we have not recognised any product revenue from Tysabri in either 2006 or 2005, since Tysabri incurred an operating loss in both years.

Contract revenue for the year ended 31 December 2006 of $14.8 million (2005: $15.3 million) is comprised of research revenue and milestone payments.

4	Segment Information

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Our primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of our operations are primarily determined by our products and services rather than the geographical location of our operations. This is reflected by our management and organisational structure and our internal financial reporting structure.

Our operations are organised into two business units: Biopharmaceuticals and Elan Drug Technologies (EDT). Biopharmaceuticals engages in research, development and commercial activities and includes our activities in the areas of autoimmune diseases, neurodegenerative diseases, and our specialty business group. EDT focuses on product development, scale-up and manufacturing to address drug optimisation challenges of the pharmaceutical industry.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Inter-segment pricing is determined on an arm’s length basis.

90 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

Business Segments

Continuing operations:

	Biopharmaceuticals		EDT		Total

	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	249.9	204.4	248.4	226.2	498.3	430.6
Less inter-segment sales	—	(0.1)	(1.0)	(3.8)	(1.0)	(3.9)

Revenue from third parties	249.9	204.3	247.4	222.4	497.3	426.7

Segment result	(315.2)	(445.1)	28.8	(8.0)	(286.4)	(453.1)
Corporate expense/(credit)					(0.3)	0.7

Operating loss					(286.1)	(453.8)
Net interest and investment (gains)/losses					133.8	(962.4)
Income tax expense/(benefit)					(11.2)	0.4

Net income/(loss) from continuing operations					(408.7)	508.2
Net income from discontinued operations					—	104.1

Net income/(loss)					(408.7)	612.3

Other segment information:

Depreciation and amortisation	141.5	143.9	52.5	49.9	194.0	193.8
Capital expenditure	10.3	1.9	23.0	40.6	33.3	42.5

Share-based compensation
Segment share-based compensation	29.6	23.4	13.8	10.9	43.4	34.3
Corporate share-based compensation	—	—	—	—	2.9	2.3

Total share-based compensation					46.3	36.6

Segment assets and liabilities
Segment assets	1,215.7	1,217.8	671.6	632.7	1,887.3	1,850.5
Unallocated assets	—	—	—	—	942.5	649.2

Total assets					2,829.8	2,499.7

Segment liabilities	168.2	168.0	45.7	54.3	213.9	222.3
Unallocated liabilities	—	—	—	—	2,411.1	1,969.0

Total liabilities					2,625.0	2,191.3

Elan Corporation, plc 2006 Annual Report 91

Discontinued operations:

	Biopharmaceuticals		EDT		Total

	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m

Segment revenue
Segment revenue	—	0.4	—	—	—	0.4
Less inter-segment sales	—	—	—	—	—	—

Revenue from third parties	—	0.4	—	—	—	0.4

Segment result	—	0.5	—	—	—	0.5
Corporate expenses					—	—

Operating profit					—	0.5
Net interest and investment gains/(losses)					—	—
Income tax					—	—
Gain on disposal of discontinued operations					—	103.6

Net income					—	104.1

Revenue analysis by segment:

	Biopharmaceuticals		EDT		Total

	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m

Product revenue:
Marketed products
Maxipime	159.9	140.3	—	—	159.9	140.3
Azactam	77.9	57.7	—	—	77.9	57.7
Prialt	12.1	6.3	—	—	12.1	6.3

Total revenue from marketed products	249.9	204.3	—	—	249.9	204.3
Manufacturing revenue and royalties	—	—	232.6	207.1	232.6	207.1

Total product revenue	249.9	204.3	232.6	207.1	482.5	411.4
Contract revenue:
Research revenues/milestones	—	—	14.8	15.3	14.8	15.3

Total revenue	249.9	204.3	247.4	222.4	497.3	426.7

Geographical Segments

	Ireland		United States		Rest of World		Total

	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from external customers	142.7	137.8	354.4	288.4	0.2	0.5	497.3	426.7
Distribution of export revenue from Ireland	—	—	9.7	38.1	46.2	44.5	55.9	82.6
Segment assets	1,263.5	636.2	1,258.8	1,284.5	307.5	579.0	2,829.8	2,499.7
Capital expenditure	14.8	30.5	17.7	10.9	0.8	1.1	33.3	42.5

92 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

Major customers:

During 2006, Amerisource Bergen, Cardinal Health, McKesson and Fournier Pharma Corp. accounted for approximately 21%, 18%, 12%, and 11%, respectively, of our total revenue. During 2005, the same companies, in the same order as in 2006, accounted for approximately 17%, 17%, 13%, and 11%, respectively, of our total revenue. No other customer accounted for more than 10% of our continuing and discontinued revenue in either 2006 or 2005.

5	Gain on Arbitration Award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King Pharmaceuticals, Inc. (King) with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and was received in January 2007.

6	Net Gain on Divestment of Product

In March 2006, we sold the Prialt European rights to Eisai Co. Ltd (Eisai). We received $50.0 million at closing and are entitled to receive an additional $10.0 million on the earlier of two years from closing or launches of Prialt in key European markets. We recorded a net gain of $7.4 million on this sale. We may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe. As of 31 December 2006, we have received $4.0 million of the $10.0 million related to the launches of Prialt in key European markets.

7	Net Interest and Investment Gains

	2006	2005
	$m	$m

Interest expense:
Interest on Athena Notes	45.6	46.6
Interest on 6.5% Convertible Notes	30.0	36.8
Interest on 7.75% Notes	68.8	68.4
Interest on Floating Rate Notes due 2011	28.5	23.0
Interest on 8.875% Notes	4.5	—
Interest on Floating Rate Notes due 2013	1.6	—
Interest on EPIL III Notes	—	0.6
Net foreign exchange losses	—	2.0
Swap expense	3.4	—
Other financial charges	—	1.9

Interest expense	182.4	179.3

	2006	2005
	$m	$m

Interest income:
Bank interest income	53.8	37.5
Swap income	—	2.1
Net foreign exchange gains	4.1	—
Other financial gains	0.6	—

Interest income	58.5	39.6

Investment (Gains)/Losses

Net investment gains were $1.6 million in 2006, compared to net losses of $13.8 million in 2005. The net investment gains were primarily comprised of gains on the disposal of investments of $8.3 million (2005: $17.9 million) and impairment of investments

Elan Corporation, plc 2006 Annual Report 93

of $7.3 million (2005: $31.7 million). The $8.3 million in gains on the disposal of investments in 2006 includes gains on the disposal of investments in Salu, Inc. of $3.0 million, Nobex Corporation of $2.5 million and Women First Healthcare, Inc. of $1.0 million. The $17.9 million of gains on the disposal of investments in 2005 included a gain on the disposal of investments in Allergy Therapeutics, plc. of $10.0 million, Iomai Corporation (Iomai) of $3.2 million, and Emisphere Technologies, Inc. (Emisphere) of $1.7 million.

During 2006, investment impairment charges of $7.3 million (2005: $31.7 million) reflect impairments to the value of a number of investments, primarily in emerging pharmaceutical and biotech companies. Impairments in 2006 primarily relate to Targeted Genetics Corporation (Targeted Genetics) of $3.0 million and Athersys, Inc. of $3.0 million. Included in the 2005 charge were impairments related to investments in Targeted Genetics of $12.4 million, Iomai of $5.0 million and Glycogenesys, Inc. (Glycogenesys) of $3.1 million.

Fair Value Gain on Conversion Option

From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.

As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.

From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and was not subsequently remeasured. The value of the option was fixed at $91.8 million as of 28 October 2005. This $91.8 million increase in shareholders’ equity represented the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying amount of the 6.5% Convertible Notes was being amortised to interest expense over the period to the maturity date using the effective interest rate method as further described in Note 2 to the Consolidated Financial Statements. The effective interest rate of the 6.5% Convertible Notes was 15.9%.

The remaining $254.0 million in aggregate principal of the 6.5% Convertible Notes was converted or redeemed in December 2006. See Note 22 for additional information.

Net Charge on Debt Retirements

In December 2006, we issued an early redemption notice for the 7.25% senior notes (Athena Notes). In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed and the related $300.0 million of interest rate swaps were cancelled. As a result, we incurred a net charge on debt retirement of $19.2 million, which is recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. Accordingly, we recorded a net charge on the redemption of the Athena Notes of $11.5 million in 2006, and will record the remaining charge of $7.7 million in 2007.

The net charge on debt retirements of $20.2 million in 2005 was associated with the early redemption of $36.8 million in aggregate principal amount of the Athena Notes and the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes. See Note 22 for additional information.

94 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

8	Income/(Loss) Before Tax

The income/(loss) before tax has been arrived at after charging the following items:

	2006	2005
	$m	$m

Auditors’ remuneration:
Audit fees(1)	3.2	2.9
Tax fees	0.7	0.8

Total fees	3.9	3.7

Directors’ emoluments:
Fees	1.0	1.0
Other emoluments and benefits in kind(2)	4.6	3.9
Pension contributions	0.1	0.1
Payments to retired directors	0.2	0.1
Litigation settlement with retired director(3)	—	4.4

Total directors’ emoluments	5.9	9.5

Amortisation of intangible and other assets	159.2	160.7
Depreciation of property, plant and equipment	34.8	33.1
Loss on disposal of property, plant and equipment	0.1	0.2
Impairment of available-for-sale investments	7.3	31.7

Operating lease rentals:
Premises	22.6	23.2
Plant and equipment	0.6	2.3

(1)	Audit services include audit of our Consolidated Financial Statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

(2)	On 21 February 2007, Mr. Martin waived his 2006 performance cash bonus, which would have been paid in 2007, in exchange for the grant of a stock option exercisable for 101,746 Ordinary Shares with an exercise price of $13.95 per share. The stock option was granted with a fair value of $880,000. Mr. Martin also received an annual stock option grant exercisable for 393,109 Ordinary Shares on the same date.

(3)	In 13 June 2005, we agreed to settle an action taken by the late Mr. Donal Geaney for a sum of €3.5 million ($4.4 million), plus an agreed sum of legal fees. For additional information, see Note 32 to the Consolidated Financial Statements.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to “Directors’ Interests”, “Directors’ Options” and “Directors’ Remuneration” in the Directors’ Report.

9	Tax on Income/(Loss) from Ordinary Activities

The components of the current tax expense/(benefit) for the years ended 31 December were as follows:

	2006	2005
	$m	$m

Current tax expense/(benefit):
Current year	(7.6)	0.3

Deferred tax expense/(benefit):
Origination and reversal of temporary differences	(3.6)	0.1

Total income tax expense/(benefit) in income statement	(11.2)	0.4

Elan Corporation, plc 2006 Annual Report 95

The tax benefit of $11.2 million and the tax expense of $0.4 million for 2006 and 2005, respectively, reflect tax at standard rates in the jurisdictions in which we operate, the availability of tax losses, foreign withholding tax and exempt income derived from Irish patents.

The deferred tax benefit of $3.6 million for 2006 (2005: $0.1 million expense) relates to certain net operating losses in Ireland, share-based compensation expense recognised in the United Kingdom (UK) and US State deferred tax arising on temporary differences in certain state jurisdictions.

A reconciliation of the expected tax expense/(benefit), computed by applying the standard Irish tax rate to income/(loss) before tax to the actual tax expense/(benefit), is as follows:

	2006	2005
	$m	$m

Income/(loss) before tax from continuing operations	(419.9)	508.6
Income before tax from discontinued operations	—	104.1

Income/(loss) before tax	(419.9)	612.7
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(52.5)	76.6
Irish income at reduced rates	(8.6)	(7.5)
Foreign income at rates other than the Irish standard rate	(37.5)	(194.8)
Losses creating no tax benefit	87.4	126.1

Tax expense/(benefit) on income/(loss) from ordinary activities	(11.2)	0.4

Our net deferred taxation asset/(liability) at 31 December was as follows:

	2006	2005
	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(0.6)	(14.7)
Intangible assets on acquisition	—	(3.5)
Other	—	(0.1)

Total deferred taxation liabilities	(0.6)	(18.3)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	0.8	18.2
Net operating losses	3.3	—
Share-based compensation	0.9	—

Total deferred taxation assets	5.0	18.2

Net deferred taxation asset/(liability)	4.4	(0.1)

96 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

The movement in temporary differences during the year were as follows:

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2005	in Income	in Equity	2005
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(88.0)	73.3	—	(14.7)
Intangible assets on acquisition	(4.1)	0.6	—	(3.5)
Other	—	(0.1)	—	(0.1)

Total deferred taxation liabilities	(92.1)	73.8	—	(18.3)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	92.1	(73.9)	—	18.2

Total deferred taxation assets	92.1	(73.9)	—	18.2

Net deferred taxation asset/(liability)	—	(0.1)	—	(0.1)

	Balance			Balance
	1 January	Recognised	Recognised	31 December
	2006	in Income	in Equity	2006
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(14.7)	14.1	—	(0.6)
Intangible assets on acquisition	(3.5)	3.5	—	—
Other	(0.1)	0.1	—	—

Total deferred taxation liabilities	(18.3)	17.7	—	(0.6)

Deferred taxation assets:
Reserves/provisions, deferred interest and capitalised items	18.2	(17.4)	—	0.8
Net operating losses	—	2.8	0.5	3.3
Share-based compensation	—	0.5	0.4	0.9

Total deferred taxation assets	18.2	(14.1)	0.9	5.0

Net deferred taxation asset/(liability)	(0.1)	3.6	0.9	4.4

The following deferred tax assets have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future.

	2006	2005
	$m	$m

Net operating losses	497.1	405.1
Tax credits	77.1	80.4
Reserves/provision, deferred interest and capitalised items	268.6	229.3
Share-based compensation	36.8	7.9
Other	5.1	4.0

Total	884.7	726.7

Elan Corporation, plc 2006 Annual Report 97

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

				Rest
		US	US	of
	Ireland	State	Federal	World	Total
	2006	2006	2006	2006	2006
	$m	$m	$m	$m	$m

One year	—	0.6	—	—	0.6
Two years	—	2.1	—	—	2.1
Three years	—	0.9	—	—	0.9
Four years	—	0.5	56.2	—	56.7
Five years	—	—	37.3	—	37.3
More than five years	1,879.2	206.5	628.1	23.5	2,737.3

Total	1,879.2	210.6	721.6	23.5	2,834.9

At 31 December 2006, certain of our Irish subsidiaries had net operating loss carryovers for income tax purposes of $1,879.2 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2006, certain US subsidiaries had net operating loss carryovers for federal income tax purposes of approximately $721.6 million and for state income tax purposes of approximately $210.6 million. The federal net operating losses will expire from 2010 through 2025. The state net operating losses expire from 2007 through 2025, with $152.1 million of the state net operating losses expiring from 2013 through 2015 to the extent they are not utilised. In addition, at 31 December 2006, certain US subsidiaries had federal research and orphan drug credit carryovers of $53.9 million, which will expire from 2007 through 2025 and state credit carryovers of $33.2 million, mostly research credits, of which $32.9 million can be carried to subsequent tax years indefinitely, and $0.3 million will expire from 2009 through 2011 to the extent they are not utilised. We may have had “changes in ownership” in 2006 as described in the US Internal Revenue Code (IRC) Section 382. Consequently, utilisation of federal and state net operating losses and credits may be subject to certain annual limitations.

Of the remaining loss carryovers, $1.7 million have arisen in the United Kingdom and can be carried forward indefinitely and $21.8 million have arisen in The Netherlands and are subject to time limits and other local rules.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $1,805 million at 31 December 2006. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Our tax balance at 31 December was as follows:

	2006	2005
	$m	$m

Income tax prepayments	(1.2)	(1.6)
Current liabilities—income tax payable	6.9	4.5
Non-current liabilities—income tax payable	—	14.9

Total	5.7	17.8

98 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

10	Discontinued Operations

There were no components of discontinued operations in 2006. The results of our discontinued operations for the year ended 31 December 2005 were as follows:

2005
$m

Revenue	0.4
Cost of sales	0.1

Gross profit	0.3
Selling, general and administrative expenses	0.3
Research and development expenses	(0.5)

Total operating credit	(0.2)

Operating income from discontinued operations before tax	0.5
Provision for tax	—

Net income from discontinued operations after tax	0.5
Net gains on disposal of discontinued operations	103.6

Net income from discontinued operations	104.1

During the year ended 31 December 2006, we had no cash inflows from investing activities attributable to discontinued operations (2005: $108.8 million). We had no cash flows from operating or financing activities in 2006 or 2005 relating to discontinued operations. Cash inflows from investing activities in 2005 comprised of the following:

2005
$m

Zonegran	85.0
Europe	21.0
Others	2.8

Total	108.8

In 2005, the net gains on disposal of discontinued operations comprised of the following:

2005
$m

Zonegran	85.6
Europe	17.1
Others	0.9

Total	103.6

We did not dispose of any products or businesses in 2005. The net gain in 2005 resulted from receipts of deferred contingent consideration related to prior year disposals, as described below.

In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai for a net total consideration of $113.5 million at closing. We were also entitled to receive additional consideration of up to $110.0 million from Eisai if no generic Zonegran was approved by certain dates up through 1 January 2006. This consideration was not accrued at 31 December 2004 as it was not reasonable to assume that it would be received. We had received $85.0 million of this contingent consideration prior to the approval of generic Zonegran in December 2005. Consequently, the total net proceeds

Elan Corporation, plc 2006 Annual Report 99

received from the divestment of Zonegran amounted to $198.5 million and resulted in a cumulative net gain of $133.6 million, of which $85.6 million was recognised in 2005 and $48.0 million in 2004.

In February 2004, we completed the sale of our European sales and marketing business to Zeneus Pharma Ltd. for initial net cash proceeds of $93.2 million, resulting in a loss of $6.5 million in the year ended 31 December 2004. We received an additional $6.0 million in February 2005, which was accrued at 31 December 2004, and $15.0 million in December 2005 of contingent consideration, which resulted in a net gain of $17.1 million in 2005 after the release of contingent liabilities of $2.1 million, which were not required ultimately. We will not receive any further consideration in respect of this disposal.

11	Earnings Per Share

Basic income/(loss) per share is computed by dividing the net income/(loss) for the period available to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period, by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including stock options, warrants, and convertible debt securities on an as-if-converted basis.

The following table sets forth the computation for basic and diluted net income/(loss) per share for the year ended 31 December:

	2006	2005

Numerator (amounts in $m):
Net income/(loss) (basic)	(408.7)	612.3
Effect of convertible notes—fair value on conversion option	—	(1,136.1)
Effect of convertible notes—charge on debt retirement	—	23.3
Effect of convertible notes—interest expense	—	36.8

Net loss (diluted)	(408.7)	(463.7)
Denominator (amounts in millions):
Denominator for basic—weighted-average shares	433.3	413.5
Effect of convertible notes	—	46.4

Denominator for diluted—weighted-average shares	433.3	459.9

Basic earnings per share:
Basic net income/(loss) per share from continuing operations	$(0.94)	$1.23
Basic net income per share from discontinued operations	—	0.25
Basic net income/(loss) per share	(0.94)	1.48
Diluted earnings per share:
Diluted net loss per share from continuing operations	$(0.94)	$(1.24)
Diluted net income per share from discontinued operations	—	0.23
Diluted net loss per share	(0.94)	(1.01)

In June 2005, 27.8 million ADSs or Ordinary Shares were issued at the debt conversion price of $7.42 as part of the cost of retirement of $206.0 million of the outstanding 6.5% Convertible Notes. In addition, in December 2006, 34.2 million of Ordinary Shares were issued at the debt conversion price of $7.42 as part of the conversion of $253.6 million of the 6.5% Convertible Notes. For additional information, please refer to Note 22 to the Consolidated Financial Statements.

For the year ended 31 December 2005, the convertible debt securities had the most dilutive effect and were therefore considered first in the sequence when calculating diluted earnings per share. Stock options and warrants, which were next in the sequence, had an anti-dilutive effect after the convertible debt securities were considered. For the year ended 31 December 2006, there was no difference in the weighted-average number of Ordinary Shares used for basic and diluted net loss per ordinary share as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive. As at 31 December 2006, there were stock options and warrants outstanding of 26.1 million shares (2005: 29.0 million shares, including convertible debt securities), which could potentially have a dilutive impact in the future, but which were anti-dilutive in 2006 and 2005.

100 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

12	Payroll and Related Benefits

The aggregate payroll costs of employees were as follows:

	2006	2005
	$m	$m

Wages and salaries	182.9	191.8
Social security costs	20.9	23.6
Pension costs of defined contribution plans	5.9	6.2
Share-based compensation	46.3	36.6
Charge in respect of defined benefit plans	2.6	1.8

Total payroll costs	258.6	260.0

The average number of employees was as follows:

	2006	2005

R&D	468	537
Manufacturing	568	593
Sales	330	350
Administration	365	355

Average number of persons employed	1,731	1,835

At 31 December 2006, we had 1,734 employees (2005: 1,729) worldwide.

13	Pension and Other Employee Benefits Plans

Pensions

(i)	Defined benefit schemes

We fund the pension entitlements of certain employees through defined benefit plans. Two plans are operated for eligible Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are fully funded on a discontinuance basis and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2006 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out at 31 December 2006 using the projected unit credit method and the valuation reports are not available for public inspection.

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December	31 December
	2006	2005

Discount rate	4.3%	4.0%
Return on plan assets	6.3%	6.1%
Inflation rate	2.3%	2.0%
Future pension increases(1)	5.0%	5.0%
Future salary increases	3.5%	3.3%

(1)	5% per annum limited to Consumer Price Index (CPI) increases assumed to be 2.3% for 2006 (2005: 2.0%).

Elan Corporation, plc 2006 Annual Report 101

The amount recognised in the consolidated balance sheet in respect of our defined benefit plans is as follows:

	31 December	31 December
	2006	2005
	$m	$m

Present value of benefit obligations	(69.9)	(57.9)
Fair value of plan assets	66.7	49.4

Present value of net obligations	(3.2)	(8.5)
Unamortised net actuarial losses	13.9	18.4

Net asset	10.7	9.9

Amounts recognised in the consolidated income statement in respect of our defined benefit plans:

	2006	2005
	$m	$m

Service cost	2.8	2.0
Interest cost	2.5	2.0
Expected return on plan assets	(3.3)	(2.7)
Amortisation of net actuarial loss	0.6	0.5

Net periodic pension costs	2.6	1.8

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2006	2005
	$m	$m

Projected benefit obligations at 1 January	57.9	49.4
Service cost	2.8	2.0
Interest cost	2.5	2.0
Plan participants’ contributions	1.5	1.5
Actuarial (gain)/loss	(1.6)	11.1
Benefits paid and other disbursements	(0.4)	(0.7)
Foreign exchange rate changes	7.2	(7.4)

Projected benefit obligations at 31 December	69.9	57.9

Changes in the fair value of the plans’ assets are as follows:

	2006	2005
	$m	$m

Fair value of the plan assets at 1 January	49.4	44.7
Expected return on plan assets	3.3	2.7
Actuarial gain on plan assets	4.1	5.5
Employer contribution	2.3	2.3
Plan participants’ contributions	1.5	1.5
Benefits paid and other disbursements	(0.4)	(0.7)
Foreign exchange rate changes	6.5	(6.6)

Fair value of plan assets at 31 December	66.7	49.4

102 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

The fair value of the plans’ assets at 31 December is analysed as follows:

	31 December	31 December
	2006	2005
	$m	$m

Equities	52.1	36.5
Bonds	7.7	6.2
Property	2.1	1.8
Cash	4.8	4.9

Total fair value of plan assets	66.7	49.4

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

Since no significant market exists for AA rated corporate bonds in Ireland, the discount rate of 4.3% was determined based on the yield on the iBoxx Corporate Bond Index for corporate bonds with durations of 10 years or more, which is the closest available source that matches the expected benefit obligation for our plans.

The expected long-term rate of return on assets of 6.3% was calculated based on the assumptions of the following returns for each asset class: Equities 7.0%; Property 6.0%; Government Bonds 4.0%; and Cash 2.0%. The fixed interest yield at 31 December 2006 was 4.0%; hence the assumed return on bonds is 4.0%. Returns for the other asset classes are set by reference to the fixed interest yield plus a risk premium. For equities the risk premium is 3.0% and for property the premium is 2.0%.

The history of the plans for the current and prior period is as follows:

	2006	2005	2004
	$m	$m	$m

Present value of the defined benefit obligation	(69.9)	(57.9)	(49.4)
Fair value of plan assets	66.7	49.4	44.7

Deficit	(3.2)	(8.5)	(4.7)

Experience adjustments on plan assets	4.1	5.5	0.7

Experience adjustments on plan liabilities	0.8	(3.3)	3.1

In accordance with the transitional provisions for the amendments to IAS 19, “Employee Benefits,” in December 2004, the disclosures in the above table are determined prospectively from the 2004 reporting period.

We expect to contribute approximately $2.4 million to our defined benefit plans in 2007.

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans, primarily for employees outside of Ireland. The costs of these plans are expensed in the period they are incurred. The costs of these defined contribution plans were $5.9 million in 2006 (2005: $6.2 million).

Share Options and Warrants

At our Annual General Meeting held on 25 May 2006, the Company’s shareholders approved a single Long Term Incentive Plan (LTIP), which provides for the issuance of share options, RSUs and other equity awards. The shareholders also approved the closure of all pre-existing share option and restricted stock unit (RSU) plans. Our equity award programme is a long-term retention programme that is intended to attract, retain and provide incentives for Elan employees, officers and directors, and to align shareholder and employee interests. We consider our equity award programme critical to our operation and productivity. Currently, we grant equity awards from the LTIP, under which awards can be granted to all directors, employees and consultants.

Elan Corporation, plc 2006 Annual Report 103

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and four years from the date of grant.

The following table summarises the number of options outstanding and available to grant as at 31 December (in thousands):

	Outstanding		Available to Grant

	2006	2005	2006		2005

1996 Plan	8,959	9,075	—		2,701
1998 Plan	1,527	1,714	—		—
1999 Plan	12,791	15,392	—		9,249
Consultant Plan	150	425	—		—
2006 LTIP	596	—	9,404	(1)	—

Total	24,023	26,606	9,404		11,950

(1)	Includes RSUs that are available to grant from the same pool as options in the 2006 LTIP.

We have also granted options and warrants for various acquisitions. The following table summarises the number of acquisition related options outstanding as of 31 December (in thousands):

	Outstanding

	2006	2005

Athena Neurosciences	—	58
Neurex	7	11
Liposome	109	115
Dura	51	56

Total	167	240

In connection with the acquisition of all the assets and liabilities of NanoSystems in 1998, we granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. The warrants were exercisable at $45.00 per share from February 1999 to October 2006 and expired unexercised. In connection with the acquisition of Liposome, we granted warrants to purchase 385,000 Ordinary Shares. These warrants are exercisable at $38.96 from May 2000 to July 2007.

The total share options outstanding and exercisable are summarised as follows:

	No. of Options
	(In thousands)	WAEP(1)

Outstanding at 31 December 2005	26,846	$17.19
Exercised	(3,210)	8.04
Granted	2,700	15.77
Forfeited	(896)	16.66
Expired	(1,250)	31.57

Outstanding at 31 December 2006	24,190	$17.52
Exercisable at 31 December 2006	16,533	$19.04

(1)	Weighted-average exercise price

The weighted-average share price at the date of exercise for share options exercised during the year was $16.07 (2005: $13.78).

104 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

At 31 December 2006, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average			Average
		Remaining			Remaining
	Options	Contractual		Options	Contractual
Range	Outstanding	Life	WAEP	Outstanding	Life	WAEP

	(In thousands)	(In years)		(In thousands)	(In years)

$1.93- $10.00	9,032	6.6	$4.44	6,949	6.3	$3.68
$10.01-$25.00	8,762	7.4	$16.18	3,806	5.8	$16.74
$25.01-$40.00	4,336	3.8	$30.97	3,718	3.1	$31.73
$40.01-$58.60	2,060	4.0	$52.22	2,060	4.0	$52.22

$ 1.93-$58.60	24,190	6.2	$17.52	16,533	5.2	$19.04

During 2006, we recognised total expenses of $46.3 million (2005: $36.6 million) related to equity-settled share-based awards calculated in accordance with the transition rules of IFRS 2, “Share-based Payments,” (IFRS 2). IFRS 2 requires that the fair value of share-based awards be expensed over the requisite service period, together with a corresponding increase in equity. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have only been applied to equity awards granted after 7 November 2002 that had not vested by 1 January 2005. The expenses have been recognised in the following line items in the consolidated income statement:

	2006	2005
	$m	$m

Cost of sales	4.2	3.4
Selling, general and administrative expenses	28.6	23.2
Research and development expenses	13.5	10.0

Total	46.3	36.6

The expenses arose under the following share-based awards:

	2006	2005
	$m	$m

Share options	33.6	34.0
Employee Equity Purchase Plans	1.9	2.6
RSUs	10.8	—

Total	46.3	36.6

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under employee equity purchase plans is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our employee equity purchase plans have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our employee equity purchase plans. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

Elan Corporation, plc 2006 Annual Report 105

We use the implied volatility for traded options on our stock with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee share options. The dividend yield assumption is based on the history and expectation of dividend payouts.

As share-based compensation expense recognised in the Consolidated Income Statement is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and our estimate of future employee turnover.

The estimated weighted-average grant date fair value of individual options granted during 2006 and 2005 were $10.45 and $5.89, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2006	2005
	$m	$m

Expected volatility	72.3%	59.2%
Expected life(1)	—	—
Expected dividend yield	Nil	Nil
Risk-free rate	4.48%	4.00%

(1)	The expected lives of options granted in 2006, as derived from the output of the binomial model, ranged from 5.1 years to 8.1 years (2005: 5.4 years to 8.2 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

In February 2006, we began to grant RSUs to certain employees. The RSUs generally vest between one and four years from the date of grant and shares are issued to employees as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date.

The non-vested RSUs are summarised as follows:

		Weighted-Average
	No. of RSUs	Grant Date
	(In thousands)	Fair Value

Non-vested at 31 December 2005	—	$—
Granted	1,367	15.90
Vested	—	—
Forfeited	(70)	15.90

Non-vested at 31 December 2006	1,297	$15.90

Employee Equity Purchase Plans

In June 2004, our shareholders approved a qualified Employee Equity Purchase Plan (US Purchase Plan), under Sections 421 and 423 of the IRC, which became effective on 1 January 2005 for eligible employees based in the United States. The plan allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the start of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 per calendar year, 1,000 shares per offering period, and are subject to certain IRC restrictions.

The board of directors approved the Irish Sharesave Option Scheme 2004 and UK Sharesave Option Plan 2004, effective 1 January 2005, for employees based in Ireland and the United Kingdom, respectively (the Irish/UK Sharesave Plans). The Irish/UK Sharesave Plans allow eligible employees to purchase at no lower than 85% of the fair market value at the start of the thirty-six month saving period. The plans allow eligible employees to save up to €320 per month under the Irish Scheme or 250 pounds Sterling under the UK Plan and they may purchase shares anytime within six months after the end of the saving period.

106 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

In May 2006, our shareholders approved an increase of 1,500,000 shares in the number of shares available to employees to purchase in accordance with the terms of the US Purchase Plan. In total, 3,000,000 shares have been reserved for issuance under the Irish/UK Sharesave Plans and US Purchase Plan combined. In 2006, 394,533 (2005: 542,429) shares were issued under the US Purchase Plan and as at 31 December 2006, 2,006,966 shares (2005: 957,571 shares) were reserved for future issuance under the US Purchase Plan and Irish/UK Sharesave Plans.

The weighted-average fair value of options granted under the US Purchase Plan during 2006 was $4.42 (2005: $3.56). The estimated fair values of these options were charged to expense over the respective three-month offering periods. The options issued under the Irish/UK Sharesave Plans were granted in 2005 and the estimated fair values of the options are being expensed over the thirty-six month saving period from the grant date. The fair value per option granted under the Irish/UK Sharesave Plans in 2005 was $11.68. The estimated fair values of options granted under the US Purchase Plan and Irish/UK Sharesave Plans were calculated using the following weighted-average inputs into the Black-Scholes option-pricing model:

	2006		2005

		Irish/UK		Irish/UK
	US Plan	Plans	US Plan	Plans

Share price	$14.88	—	$12.89	$26.22
Exercise price	$12.65	—	$10.96	$22.29
Expected volatility(1)	73.3%	—	77.9%	53.8%
Expected life	3 months	—	3 months	37 months
Expected dividend yield	—	—	—	—
Risk-free rate	4.72%	—	2.93%	3.21%

(1)	The expected volatility was based on the implied volatility of traded options on our shares.

Approved Profit Sharing Scheme

We also operate a profit sharing scheme, as approved by the Irish Revenue Commissioners, which permits employees and executive directors who meet the criteria laid down in the scheme to allocate a portion of their annual bonus to purchase shares. Participants may elect to take their bonus in cash subject to normal income tax deductions or may elect to have the bonus amount (subject to certain limits) paid to the independent trustees of the scheme who use the funds to acquire shares. In addition, participants may voluntarily apply a certain percentage (subject to certain limits) of their gross basic salary towards the purchase of shares in a similar manner. The shares must be held by the trustees for a minimum of two years after which participants may dispose of the shares but will be subject to normal income taxes until the shares have been held for a minimum of three years.

Employee Savings and Retirement Plan 401(K)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 100% of their annual compensation, limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual compensation. Our matching contributions are vested immediately. For the year ended 31 December 2006, we recorded $5.5 million (2005: $5.8 million), of expense in connection with the matching contributions under the 401(k) plan.

Elan Corporation, plc 2006 Annual Report 107

14	Intangible Assets and Goodwill

	Patents,
	Licences &	Acquired
	Other	IPR&D	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2005	936.7	379.0	45.2	1,360.9
Additions	7.5	—	—	7.5
Held for sale assets	(10.9)	(35.1)	—	(46.0)
Disposals	(3.6)	(2.2)	—	(5.8)

At 1 January 2006	929.7	341.7	45.2	1,316.6

Additions	4.8	22.0	—	26.8
Disposals	(4.0)	(2.9)	—	(6.9)
Write-off of fully-amortised assets	(34.8)	(3.9)	—	(38.7)

At 31 December 2006	895.7	356.9	45.2	1,297.8

Accumulated amortisation:
At 1 January 2005	330.1	17.8	—	347.9
Amortised in period	127.8	28.5	—	156.3
Disposals	(1.9)	(0.9)	—	(2.8)

At 1 January 2006	456.0	45.4	—	501.4

Amortised in period	127.3	26.5	—	153.8
Disposals	(0.4)	—	—	(0.4)
Write-off of fully-amortised assets	(34.8)	(3.9)	—	(38.7)

At 31 December 2006	548.1	68.0	—	616.1

Net book value: 31 December 2006	347.6	288.9	45.2	681.7
Net book value: 31 December 2005	473.7	296.3	45.2	815.2

At 31 December 2006, the main components of the carrying value of patents, licences and acquired IPR&D were $283.7 million (2005: $309.9 million) for Prialt, $135.7 million (2005: $223.7 million) for Maxipime and Azactam, $78.1 million (2005: $86.0 million) for the Alzheimer’s disease intellectual property rights, $33.2 million (2005: $48.9 million) for Verelan and $40.9 million (2005: $43.0 million) for Tysabri, which have remaining useful lives between 1 and 15 years.

In January 2005, we launched Prialt in the United States. Revenue from sales of Prialt totalled $12.1 million in 2006 (2005: $6.3 million). The total revenue was lower than our initial forecast. Our estimates of the fair value of this product, based on future net cash flows, are in excess of the asset’s carrying value of $283.7 million at 31 December 2006. We believe that we have used reasonable estimates in assessing the carrying value of this intangible. Nevertheless, should our future revenues from this product fail to meet our expectations, the carrying value of this asset may become impaired.

Bristol-Myers Squibb Company (Bristol-Myers) recently received correspondence from lawyers for Apotex Corp. (Apotex) stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. If Apotex or others are able to introduce generic competitors to Maxipime our revenues from, and gross margin for, Maxipime will be materially and adversely affected. Our estimates of the fair value of Maxipime and Azactam, based on future net cash flows which assume that both products will face generic competition in the future, are in excess of the carrying value of these intangibles of $135.7 million at 31 December 2006. If Apotex or others are able to introduce generic competitors to Maxipime earlier than we anticipate, then the carrying value of this asset may become impaired.

108 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

The addition of $22.0 million in acquired IPR&D relates to the collaboration agreements with Archemix Corp. (Archemix) and Transition Therapeutics, Inc. (Transition). In July 2006, we entered into a multi-year, multi-product alliance with Archemix focused on the discovery, development and commercialisation of aptamer therapeutics to treat autoimmune diseases. As a result, we paid Archemix an upfront licence fee payment of $7.0 million, which has been capitalised as an acquired IPR&D cost. In addition, in September 2006, we entered into a collaboration agreement with Transition for the joint development and commercialisation of AZD-103, for the treatment of Alzheimer’s disease. We agreed to pay Transition a licence fee of $15.0 million, of which $7.5 million was paid to Transition in 2006 and the remaining balance is due to be paid in 2007. The total licence fee of $15.0 million has been capitalised as an acquired IPR&D cost.

On 20 March 2006, we completed the sale of the rights to Prialt in Europe to Eisai, while retaining the product rights in the United States. We had reclassified a total of $46.0 million for the carrying value of intangibles related to the Prialt European component to held for sale assets as of 31 December 2005.

At 31 December 2006, the goodwill balance of $45.2 million related to our NanoSystems business. The recoverable amount used in the goodwill impairment testing for the NanoSystems business is based on value in use calculations. The cash flow projections used are based on the most recent business plans reviewed and approved by management. These include management’s latest estimates on revenue growth and new business generation for the NanoSystems business and assume a constant rate of growth in operating expenses. The growth rate exceeds the average long-term growth rate of the industry as it is based on assumptions of significant new business generation for the NanoSystems business. A pre-tax discount rate of 10% has been used in discounting the projected cashflows. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expected that the intellectual property created through those companies’ R&D processes may result in a future earnings stream. Acquired IPR&D represents that portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D but rather for the value created through previous R&D.

Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from that acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market. Amortisation of acquired IPR&D rights of $286.9 million (relating to Neurex/Prialt) did not commence until 2005, as the useful economic life of those rights had not begun until then. We received approval from the US Food and Drug Administration (FDA) for Prialt in December 2004. Revenues from Prialt were earned beginning in the first quarter of 2005 and the amortisation of the intangible asset commenced in the first quarter of 2005.

The amortisation charge for total intangible assets is recognised in the following line items in the income statement:

	2006	2005
	$m	$m

Cost of sales	16.7	13.2
Selling, general and administrative expenses	127.2	129.9
Research and development expenses	9.9	13.2

Total	153.8	156.3

Elan Corporation, plc 2006 Annual Report 109

15	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2005	269.2	296.6	565.8
Additions	21.8	20.7	42.5
Disposals	(3.8)	(24.1)	(27.9)

At 1 January 2006	287.2	293.2	580.4

Additions	9.8	23.5	33.3
Disposals	(6.7)	(32.9)	(39.6)

At 31 December 2006	290.3	283.8	574.1

Accumulated depreciation:
At 1 January 2005	56.8	170.1	226.9
Charged in year	6.8	26.3	33.1
Disposals	(2.7)	(21.5)	(24.2)

At 1 January 2006	60.9	174.9	235.8

Charged in year	9.8	25.0	34.8
Disposals	(4.2)	(34.3)	(38.5)

At 31 December 2006	66.5	165.6	232.1

Net book value: 31 December 2006	223.8	118.2	342.0

Net book value: 31 December 2005	226.3	118.3	344.6

Property and equipment disposals during 2006 primarily relate to plant and equipment disposed of as a result of the restructuring related to our R&D activities. The disposals during 2005 primarily related to plant and equipment of our continental European offices, which were closed in the fourth quarter of 2005.

Included in the carrying value of property, plant and equipment is $238.1 million (2005: $243.2 million) relating to our manufacturing facility in Athlone, Ireland.

The net book value of property, plant and equipment held under finance leasing arrangements at 31 December 2006 amounted to $12.6 million (2005: $17.8 million), which is net of $70.6 million of accumulated depreciation (2005: $66.1 million). Depreciation expense for the period amounted to $4.5 million (2005: $5.8 million).

We have capital commitments for the purchase or construction of property, plant and equipment totalling $5.6 million (2005: $7.1 million). Included in property, plant and equipment are assets under construction of $9.8 million (2005: $41.5 million).

The depreciation charge for property, plant and equipment is recognised in the following line items in the income statement:

	2006	2005
	$m	$m

Cost of sales	22.5	18.7
Selling, general and administrative expenses	5.4	6.2
Research and development expenses	6.9	8.2

Total	34.8	33.1

110 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

16	Available-for-sale investments

$m

At 1 January 2005	122.6
Unrealised losses	(8.5)
Additions	0.4
Disposals	(37.3)
Unrealised gains transferred to income statement	(21.0)
Impairments recorded in income statement	(31.7)

At 31 December 2005	24.5
Unrealised gains	9.4
Additions	0.2
Disposals	(0.5)
Unrealised gains transferred to income statement	(3.0)
Impairments recorded in income statement	(7.3)

At 31 December 2006	23.3

Available-for-sale investments include the following:

	2006	2005
	$m	$m

Quoted investments	11.4	9.9
Unquoted investments and debt securities	11.9	14.6

Total	23.3	24.5

During 2005, disposals primarily related to Emisphere of $15.0 million, Depomed, Inc. of $7.7 million and Acorda Therapeutics of $4.7 million.

During 2006, $7.3 million of unrealised losses on available-for sale investments were considered other-than-temporary and were charged to the income statement. Impairments relate mainly to Targeted Genetics of $3.0 million and Athersys of $3.0 million. The $31.7 million of unrealised losses on available-for sale investments in 2005 were considered other-than-temporary and were charged to the income statement. Impairments relate primarily to Targeted Genetics of $12.4 million, Iomai of $5.0 million and Glycogenesys of $3.1 million.

17	Other Assets

	2006	2005
	$m	$m

Other non-current assets:
Prepayment for supply arrangement	7.0	12.4
Pension assets	10.7	9.9
Other non-current assets	17.8	10.9

Total other non-current assets	35.5	33.2

The prepayment for supply arrangement asset balance at 31 December 2006 represents a $20.0 million payment made in March 2004 in exchange for increased future supply commitments from the manufacturer of Maxipime, and is net of accumulated amortisation of $13.0 million at 31 December 2006 (2005: $7.6 million). Amortisation expense for the year ended 31 December 2006 amounted to $5.4 million (2005: $4.4 million).

Elan Corporation, plc 2006 Annual Report 111

	2006	2005
	$m	$m

Other current assets:
Arbitration award receivable	49.8	—
Prepayments	8.8	14.1
Fair value of derivatives	3.4	—
Other receivables	9.3	9.0

Total other current assets	71.3	23.1

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and was received in January 2007.

18	Inventory

Our product inventory at 31 December consisted of the following:

	2006	2005
	$m	$m

Raw materials	5.4	6.2
Work-in-process	7.9	9.7
Finished goods	15.9	7.3

Total	29.2	23.2

The replacement cost of inventory does not differ materially from its carrying value.

During the year ended 31 December 2005, we recognised a write-down of finished goods of $14.0 million related to Tysabri, as a result of the voluntary suspension of the commercialisation and dosing in clinical trials of the product. There were no significant write-downs of inventory recognised in the year ended 31 December 2006.

19	Accounts Receivable

Our accounts receivable at 31 December consisted of the following:

	2006	2005
	$m	$m

Accounts receivable	108.1	85.7
Less amounts provided for doubtful debts	(0.7)	(3.9)

Accounts receivable, net	107.4	81.8

Our provision for doubtful debts activity was as follows:

	2006	2005
	$m	$m

Provision for doubtful debts:
Balance at 1 January	(3.9)	(5.5)
Income statement charge	(0.7)	(0.3)
Amounts utilised	3.9	1.9

Balance at 31 December	(0.7)	(3.9)

112 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

20	Held for Sale Assets

The carrying value of assets related to the European component of Prialt amounting to $46.9 million, which was comprised of intangible assets of $46.0 million, prepayments of $0.8 million, and inventory of $0.1 million, was reported as held for sale at 31 December 2005. Prialt is a part of our Biopharmaceuticals business. At 31 December 2005, there were no liabilities related to the European component of Prialt. On 20 March 2006, we completed the sale of the European rights to Prialt to Eisai, while retaining the product rights in the United States. The assets were reclassified into the held for sale category at 31 December 2005 as we believed that a sale could be achieved on normal commercial terms in a relatively short space of time.

21	Restricted Cash

We had total restricted cash of $23.2 million at 31 December 2006 (2005: $24.9 million), which has been pledged to secure certain letters of credit.

22	Current and Long-term Debts

Our current and long-term debts at 31 December consisted of the following:

	Original	2006	2005
	Maturity	$m	$m

Current
Athena Notes (redeemed in full in January 2007)	2008	619.1	—

Long-term
Athena Notes (redeemed in full in January 2007)	2008	—	610.8
6.5% Convertible Notes	2008	—	202.5
7.75% Notes	2011	835.8	832.9
Floating Rate Notes due 2011	2011	295.0	294.0
8.875% Notes	2013	456.0	—
Floating Rate Notes due 2013	2013	147.0	—

Total long-term debts		1,733.8	1,940.2

Total current and long-term debts		2,352.9	1,940.2

Athena Notes

In February 2001, Athena Neurosciences Finance, LLC (Athena Finance), an indirect wholly-owned subsidiary, issued $650.0 million in aggregate principal amount of Athena Notes due February 2008 at a discount of $2.5 million. The Athena Notes were senior, unsecured obligations of Athena Finance and were fully and unconditionally guaranteed on a senior unsecured basis by Elan Corporation, plc and certain of our subsidiaries. Issuance costs associated with the financing amounted to $8.3 million. Interest was paid in cash semi-annually.

On 14 January 2002, we entered into an interest rate swap to convert our fixed rate interest obligations for $100.0 million of the Athena Notes to variable rate interest obligations. The swap had a fair value loss of $0.4 million at 31 December 2006 (2005: $0.2 million gain). On 22 November 2004, we entered into two interest rate swaps to convert an additional $150.0 million and $50.0 million of this debt to variable rate interest obligations. These swaps had a fair value loss of $4.0 million at 31 December 2006 (2005: $5.3 million). There were equivalent movements in the fair values of the related debt in each period, up to the issuance of the early redemption notice in December 2006, relating to the hedged risk. All swaps were cancelled in January 2007 as discussed below.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2006, net of the effect of the interest rate swaps, amounted to $45.6 million (2005: $44.5 million). At 31 December 2006, interest accrued was $15.8 million (2005: $15.8 million).

Elan Corporation, plc 2006 Annual Report 113

In June 2005, we retired $36.8 million in aggregate principal amount of the Athena Notes, which was purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, we recorded a net gain of $3.1 million, net of $0.2 million for the write-off of financing costs.

In December 2006, we issued an early redemption notice for the Athena Notes. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed, plus a call premium of $13.4 million and accrued interest of $15.8 million, and the related $300.0 million in contract amount of interest rate swaps were cancelled. We incurred a total expense related to the redemption of $19.2 million, which is recognised using the effective interest method over the period from the issuance of the redemption notice to the redemption date. As a result, we recorded a net charge on debt retirement of $11.5 million in 2006, comprised of $8.9 million relating to the accretion of the call premium and $2.6 million of basis adjustment amortisation relating to the interest rate swaps. An additional net charge on debt retirement of $7.7 million will be recorded in 2007.

The carrying value of the Athena Notes at 31 December 2006 of $619.1 million (2005: $610.8 million) comprised of the outstanding principal of $613.2 million (2005: $613.2 million) and the accretion of the call premium of $8.9 million (2005: $Nil), and was recorded net of unamortised financing costs of $1.2 million (2005: $2.4 million) and unamortised basis adjustment relating to the swaps of $1.8 million (2005: $Nil). At 31 December 2006, the carrying value of the Athena Notes was reclassified to current liabilities.

6.5% Convertible Notes

In November 2003, we completed the offering and sale of $460.0 million in aggregate principal amount of 6.5% Convertible Notes issued by Elan Capital Corporation, an indirect wholly-owned subsidiary, and guaranteed by Elan Corporation, plc. The 6.5% Convertible Notes were due to mature on 10 November 2008.

Holders of the 6.5% Convertible Notes had the right to convert the notes into fully-paid American Depository Shares (ADSs) at a conversion price of $7.42 at any time up to 10 November 2008 or seven trading days preceding the date of redemption if the notes were called for redemption.

We had the right, at any time after 1 December 2006, to redeem all or part of the 6.5% Convertible Notes then outstanding at par, with interest accrued to the redemption date provided that, within a period of 30 consecutive trading days ending five trading days prior to the date on which the relevant notice of redemption is published, the official closing price per share of the ADSs on the New York Stock Exchange (NYSE) for 20 trading days shall have been at least 150% of the conversion price deemed to be in effect on each of such trading days.

In June 2005, we retired $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, which was purchased for approximately $255.0 million at an average premium of approximately 4% to the market price of the 6.5% Convertible Notes at the date of purchase. The consideration was satisfied with the issuance of 27,762,801 ADSs or Ordinary Shares at the debt conversion price of $7.42, together with $49.1 million in cash and accrued interest of $0.7 million. As a result of the retirement, we incurred a net charge of $23.3 million in 2005.

From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and derivative liabilities.

As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.

From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument and included as part of shareholders’ equity and was not subsequently remeasured. The value of the option was fixed at $91.8 million as at 28 October 2005. This $91.8 million increase in shareholders’ equity represented the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the

114 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

remaining principal amount (that had previously been expensed to shareholders’ equity). The initial $71.1 million adjustment to the carrying value of the 6.5% Convertible Notes was being amortised to interest expense over the period to the maturity date using the effective interest rate method as further described in Note 2. The effective interest rate of the 6.5% Convertible Notes was 15.9%.

In November 2006, we called for early redemption of the remaining $254.0 million in aggregate principal amount of the 6.5% Convertible Notes, which were due in November 2008. Holders of approximately $253.6 million of Convertible Notes elected to convert their Convertible Notes, prior to the redemption date, into ADSs or Ordinary Shares of Elan at the Convertible Notes conversion price of $7.42 per ADS or Ordinary Share. As a result of the conversion of such Convertible Notes, approximately 34.2 million ADSs or Ordinary Shares were issued. The remaining $0.4 million of outstanding Convertible Notes were redeemed in cash in December 2006. As a result of the conversion, the unamortised deferred financing costs and the remaining unamortised balance of the initial $71.1 million embedded conversion option fair value remains within shareholders’ equity, and will no longer be amortised to interest expense.

Interest was paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2006 amounted to $30.0 million (2005: $36.8 million). At 31 December 2006, interest accrued was $Nil (2005: $2.3 million).

The outstanding principal amount of the 6.5% Convertible Notes was $254.0 million at 31 December 2005, and which was recorded net of unamortised financing and effective interest costs of $5.1 million and $46.4 million remaining unamortised initial fair value discount.

7.75% Notes

In November 2004, we completed the offering and sale of $850.0 million in aggregate principal amount of 7.75% senior fixed rate notes due 15 November 2011 (7.75% Notes) issued by Elan Finance plc (Elan Finance). Elan Corporation, plc and certain of our subsidiaries have guaranteed the 7.75% Notes. At any time prior to 15 November 2008, we may redeem the 7.75% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 7.75% Notes, in whole or in part, beginning on 15 November 2008 at an initial redemption price of 103.875% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 17 February 2006 and on or prior to 15 November 2007, we may redeem up to 35% of the 7.75% Notes using the proceeds of certain equity offerings at a redemption price of 107.75% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2006 amounted to $68.8 million (2005: $68.4 million). At 31 December 2006, interest accrued was $8.2 million (2005: $8.2 million).

The outstanding principal amount of the 7.75% Notes was $850.0 million at 31 December 2006 (2005: $850.0 million), and has been recorded net of unamortised financing costs of $14.2 million (2005: $17.1 million).

Floating Rate Notes due 2011

In November 2004, we also completed the offering and sale of $300.0 million in aggregate principal amount of floating rate notes due 15 November 2011 (Floating Rate Notes due 2011), also issued by Elan Finance. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.0%, except the first interest payment, which bore interest at a rate equal to six-month LIBOR plus 4.0%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2011. We may redeem the Floating Rate Notes due 2011, in whole or in part, beginning on 15 November 2006 at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 17 February 2006 and on or prior to 15 November 2007, we may redeem up to 35% of the Floating Rate Notes due 2011 using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes due 2011, plus accrued and unpaid interest thereon.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2006 amounted to $28.5 million (2005: $23.0 million). At 31 December 2006, interest accrued was $3.6 million (2005: $3.2 million).

The outstanding principal amount of the Floating Rate Notes due 2011 was $300.0 million at 31 December 2006 (2005: $300.0 million), and has been recorded net of unamortised financing costs of $5.0 million (2005: $6.0 million).

Elan Corporation, plc 2006 Annual Report 115

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% senior notes due 1 December 2013 (8.875% Notes) issued by Elan Finance. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. At any time prior to 1 December 2010, we may redeem the 8.875% Notes, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued but unpaid interest. We may redeem the 8.875% Notes, in whole or in part, beginning on 1 December 2010 at an initial redemption price of 104.438% of their principal amount, plus accrued and unpaid interest. In addition, at any time after 23 February 2008 and on or prior to 1 December 2009, we may redeem up to 35% of the 8.875% Notes using the proceeds of certain equity offerings at a redemption price of 108.875% of the principal, which decreases to par over time, plus accrued and unpaid interest. The proceeds from the offering, including the floating rate notes due 1 December 2013 (Floating Rate Notes due 2013) below, were used principally to redeem the Athena Notes in January 2007.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2006 amounted to $4.5 million (2005: $Nil). At 31 December 2006, interest accrued was $4.4 million (2005: $Nil).

The outstanding principal amount of the 8.875% Notes was $465.0 million at 31 December 2006 (2005: $Nil), and has been recorded net of unamortised financing costs of $9.0 million (2005: $Nil).

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due 2013, also issued by Elan Finance. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.125%. Elan Corporation, plc, and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013.

At any time prior to 1 December 2008, we may redeem the Floating Rate Notes due 2013, in whole, but not in part, at a price equal to 100% of their principal amount plus a make-whole premium, plus accrued and unpaid interest. We may redeem the Floating Rate Notes due 2013, in whole or in part, beginning on 1 December 2008 at an initial redemption price of 102% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 23 February 2008 and on or prior to 1 December 2008, we may redeem up to 35% of the Floating Rate Notes due 2013 using the proceeds of certain equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the interest rate per annum on the Floating Rate Notes due 2013, plus accrued and unpaid interest thereon.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2006 amounted to $1.6 million (2005: $Nil). At 31 December 2006, interest accrued was $1.5 million (2005: $Nil).

The outstanding principal amount of the Floating Rate Notes due 2013 was $150.0 million at 31 December 2006 (2005: $Nil), and has been recorded net of unamortised financing costs of $3.0 million (2005: $Nil).

For additional information related to interest expense on our debts, refer to Note 7.

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

116 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

23	Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2006	2005
	$m	$m

Non-current liabilities:
Deferred rent	24.3	20.5
Restructuring accrual	—	8.7
Other liabilities	14.8	15.0

Non-current Liabilities	39.1	44.2

	2006	2005
	$m	$m

Current liabilities:
Payroll and related taxes	42.9	43.3
Accrued interest	33.5	29.5
Sales and marketing accruals	23.3	16.5
Clinical trial accruals	9.1	9.7
Restructuring accrual	6.8	10.2
Fair value of derivatives	4.4	6.7
Finance lease obligations—current	3.0	5.5
Other accruals	52.0	32.5

Current Liabilities	175.0	153.9

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

			Other
	Facilities	Severance	costs	Total
	$m	$m	$m	$m

Balance at 1 January 2005	16.7	1.3	—	18.0
Restructuring and other charges—continuing operations	0.5	11.5	2.4	14.4
Reversal of prior year accrual	(1.7)	(0.9)	—	(2.6)
Cash payments	(2.9)	(6.1)	—	(9.0)
Non-cash charges	—	—	(1.9)	(1.9)

Balance at 31 December 2005	12.6	5.8	0.5	18.9

Restructuring and other charges—continuing operations	1.1	14.8	1.1	17.0
Reversal of prior year accrual	(9.4)	(0.1)	—	(9.5)
Cash payments	(3.7)	(14.3)	(0.5)	(18.5)
Non-cash charges	—	—	(1.1)	(1.1)

Balance at 31 December 2006	0.6	6.2	—	6.8

Elan Corporation, plc 2006 Annual Report 117

During 2006, we incurred net severance, restructuring and other costs of $7.5 million arising from the realignment of our resources to meet our current business structure. The restructuring and severance charges in 2006 were primarily related to the consolidation of our Biopharmaceuticals R&D activities into our South San Francisco facility. These charges arose from termination of certain operating leases, reduction and relocation of employees, and they included the reversal of a $9.4 million charge for future lease payments on an unutilised facility in South San Francisco. As a part of the restructuring of our Biopharmaceutical R&D activities, this facility has now been brought back into use. The net cost of $7.5 million has been included within cost of sales ($2.5 million expense), R&D ($9.9 million expense) and selling, general and administrative expenses (SG&A) ($4.9 million net credit).

During 2005, we incurred net severance, restructuring and other costs of $11.8 million arising from a reduction in the scope of our activities, termination of certain operating leases, a reduction in employee headcount. The net cost of $11.8 million has been included within R&D ($7.3 million) and SG&A ($4.5 million).

24	Provisions

	2006	2005
	$m	$m

Provisions for legal and administrative proceedings	5.0	2.1

We have recorded provisions for litigation and administrative proceedings in the amounts set out above at 31 December 2006 and 2005 respectively. For additional information please refer to Note 31.

25	Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2006 and 2005:
Ordinary Shares (par value 5 Euro cent)	670,000,000
Executive Shares (par value 1.25 Euro)(Executive Shares)	1,000
“B” Executive Shares (par value 5 Euro cent)(“B” Executive Shares)	25,000

	At 31 December 2006		At 31 December 2005

Issued and Fully Paid Share Capital	Number	$000s	Number	$000s

Ordinary Shares	466,619,156	27,184	428,832,534	24,661
Executive Shares	1,000	2	1,000	2
“B” Executive Shares	21,375	2	21,375	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of Elan, or the right to be paid a dividend out of the profits of Elan, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of Elan except for such dividends as the directors may from time to time determine.

In November 2006, we called for early redemption of the remaining $254.0 million in aggregate principal amount of the 6.5% Convertible Notes, which were due in November 2008. Holders of approximately $253.6 million of Convertible Notes elected to convert their Convertible Notes, prior to the redemption date, into ADSs or Ordinary Shares of Elan at the Convertible Notes conversion price of $7.42 per ADS or ordinary share. As a result of the conversion of such Convertible Notes, approximately 34.2 million ADS or Ordinary Shares were issued. The remaining $0.4 million of outstanding Convertible Notes were redeemed in cash in December 2006.

At the Annual General Meeting in May 1999, we were authorised to repurchase up to 15% of the issued share capital on that date. During the remainder of the year ended 31 December 1999, we purchased 621,500 of our Ordinary Shares at a cost of $17.4 million and these are currently held in treasury stock. In 2000, we terminated our share purchase programme.

118 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

26	Retained loss

Retained loss at 31 December consisted of the following:

	2006	2005
	$m	$m

Holding company	(4,399.4)	(4,407.7)
Subsidiary undertakings	(1,138.9)	(736.3)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(6,112.6)	(5,718.3)

27	Financial Instruments

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign exchange rates, interest rates and equity prices, as well as the creditworthiness of our counterparties.

We manage our market risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors.

a Interest rate risk

Interest Rate Risk on Financial Liabilities

Our long-term debt is primarily at fixed rates, except for the $300.0 million of Floating Rate Notes due 2011 issued in November 2004 and $150.0 million of Floating Rate Notes due 2013 issued in November 2006. Interest rate swaps had been entered into to convert $300.0 million of our fixed rate interest obligations related to the Athena Notes to variable rate interest obligations. The debt is now repaid and the related swaps terminated. Interest rate changes affect the amount of interest on our variable rate debt.

The table below summarises the market risks associated with the maturity of our financial liabilities outstanding at 31 December 2006:

	2007	2008		2009	2010	2011	Thereafter	Total
	$m	$m		$m	$m	$m	$m	$m

Fixed rate debts(1)	—	613.2	(2)	—	—	850.0	465.0	1,928.2
Average interest rate	—	7.25%		—	—	7.75%	8.875%	7.87%
Variable rate debts(3)(4)	—	—		—	—	300.0	150.0	450.0
Average interest rate	—	—		—	—	9.17%	9.50%	9.29%
Finance leases	2.9	—		—	—	—	—	2.9
Average interest rate	5.6%	—		—	—	—	—	5.6%
Other financial liabilities	0.6	—		—	—	—	5.3	5.9
Average interest rate	—	—		—	—	—	—	—
Total financial liabilities	3.5	613.2		—	—	1,150.0	620.3	2,387.0

Average interest rate	5.6%	7.25%		—	—	8.13%	8.95%	8.13%

(1)	Represents 81.1% of all outstanding debts.

(2)	Redeemed in full in January 2007.

(3)	Represents 18.9% of all outstanding debts.

(4)	Variable interest rates are based on average LIBOR rates in 2006.

Elan Corporation, plc 2006 Annual Report 119

If market rates of interest on our variable rate debts increased by 10%, then the increase in interest expense on the variable rate debt would be $4.2 million annually.

We held three interest rate swap derivatives associated with our fixed-rate debt outstanding at 31 December 2006:

	2007	2008		2009	2010	2011	Thereafter	Total
	$m	$m		$m	$m	$m	$m	$m

Interest Rate Swaps:
Fixed to Variable	—	300.0	(1)	—	—	—	—	300.0
Average pay rate	—	8.57%		—	—	—	—	8.57%
Net receive rate	—	7.25%		—	—	—	—	7.25%

(1)	All of the above interest rate swaps were cancelled in January 2007 in connection with the redemption of the Athena Notes. Refer to Note 22 for additional information.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in US dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December 2006 was as follows:

	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	1,510.6	—	1,510.6
Restricted cash	—	23.2	—	23.2
Available-for-sale investments	—	—	23.3	23.3

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

b Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. We only enter into contracts with parties that have at least an investment grade credit rating. The counterparties to these contracts are major financial institutions. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. We believe that the risk of any net loss from counterparty risk is remote.

For customers, we have a credit policy in place which involves credit evaluation and ongoing account monitoring.

We do not currently transact significant business in countries that are subject to major political and economic uncertainty. As a result, we are not materially exposed to any sovereign risk or payment difficulties.

At the balance sheet date, we have a significant concentration of credit risk given that our three main customers, McKesson, Amerisource Bergen, and Cardinal Health, account for 46% of our gross accounts receivable balance at 31 December 2006. However, we do not believe our credit risk in relation to these three customers is significant, as they each have an investment grade credit rating.

120 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

c Foreign currency risk

We are a multinational business operating in a number of countries and the US dollar is the primary currency in which we conduct business. The US dollar is used for planning and budgetary purposes and as the presentation currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than US dollars. Consequently, we enter into derivative financial instruments to manage our non-US dollar foreign exchange risk. We use forward contracts primarily to reduce exposures to market fluctuations in foreign exchange rates.

The US dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which we are exposed are movements in the exchange rates of the US dollar against the Euro, Sterling and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December 2006 and 2005, respectively, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

	At 31 December	At 31 December
	2006	2005
Monetary Assets/(Liabilities)	$m	$m

Sterling	1.0	2.3
Euro	(7.1)	5.4
Yen	—	0.8
Canadian Dollar	—	0.4

Total	(6.1)	8.9

The amounts shown in the table above take into account the effect of forward contracts entered into to manage these currency exposures.

d Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $11.4 million (2005: $9.9 million). These investments are primarily in emerging pharmaceutical and biotechnology companies. An adverse change in equity prices could result in a material impact in the fair value of our available-for-sale quoted investments.

e Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. Cash and cash equivalents and available-for-sale investments are held at fair value on the Consolidated Balance Sheets.

Elan Corporation, plc 2006 Annual Report 121

Debt Instruments

The fair value of debt instruments are derived from publicly quoted prices. The carrying value of our debt instruments, stated net of financing costs and excluding accrued interest, are as follows:

	At 31 December 2006		At 31 December 2005

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$m	$m	$m	$m

Athena Notes(1)	619.1	625.5	610.8	598.6
6.5% Convertible Notes	—	—	202.5	496.3
7.75% Notes	835.8	838.3	832.9	794.8
Floating Rate Notes due 2011	295.0	297.8	294.0	285.0
8.875% Notes	456.0	465.0	—	—
Floating Rate Notes due 2013	147.0	148.9	—	—

Total current and long-term debts	2,352.9	2,375.5	1,940.2	2,174.7

(1)	Redeemed in full in January 2007.

Derivative Instruments

The fair values of forward contracts are determined using quoted foreign exchange rates, and for interest rate swaps broker quotes are used. The fair values of derivative instruments are as follows:

	At 31 December 2006		At 31 December 2005

	Contract Amount	Fair Value	Contract Amount	Fair Value
	$m	$m	$m	$m

Euro forward contracts	68.0	2.7	77.0	(1.7)
Swap contracts:
Interest rate swap—January 2002	100.0	(0.4)	100.0	0.2
Interest rate swap—November 2004	150.0	(3.0)	150.0	(4.0)
Interest rate swap—November 2004	50.0	(1.0)	50.0	(1.3)

In addition to the above derivative instruments, we held freestanding warrants with a fair value of $0.7 million at 31 December 2006 (2005: $0.1 million).

Forward contracts

At 31 December 2006, we had entered into a number of Euro forward foreign exchange contracts at various rates of exchange in the normal course of business. At 31 December 2006, the Euro forward contracts require us to sell US Dollars for Euro on various dates through September 2007.

Swaps

On 14 January 2002, we entered into an interest rate swap to convert our 7.25% fixed rate interest obligations on $100.0 million of the Athena Notes to variable rate interest obligations. On 22 November 2004, we entered into two interest rate swaps to convert an additional $200.0 million of this debt to variable rate interest obligations. The interest rate swaps qualified as effective fair value hedges until we issued a redemption notice for the Athena Notes in December 2006. These swaps were cancelled in January 2007 in connection with the redemption of the Athena Notes. For additional information please refer to Note 22.

28	Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2016. The major components of our operating leases are as described below.

122 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilised for R&D, administration and other corporate functions. The lease period expires in December 2012. Thereafter, we have an option to renew for two additional five-year periods. We are reviewing the availability of additional space for our South San Francisco facility.

In August 1996 and August 2000, we entered into lease agreements for our R&D facility located in King of Prussia, Pennsylvania. During 2006, the lease agreements were extended, with expiration dates of May 2009 and April 2011, respectively. The lease agreement that expires in May 2009 includes an option to renew for an additional three-year period.

In January 2004, we entered into a lease agreement for our sales and administrative facility at Lusk Campus, San Diego, California. In January 2006, we extended the lease on part of this campus through January 2012. The lease on the remaining part of the facility expired in January 2007 and was not renewed.

In September 2004, we entered into a lease agreement for our new corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional ten-year periods. The agreement provides us with an option to cancel five years from the commencement date. The cancellation will require a nine-month written notice and will include a penalty equal to six months of rental payments.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded an expense under operating leases for premises and plant and equipment of $23.2 million in 2006 (2005: $25.5 million), net of sublease income of $Nil in 2006 (2005: $0.1 million). As of 31 December, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	2006	2005
	$m	$m

Less than one year	18.8	18.0
Between one and five years	78.4	71.2
More than five years	30.3	49.7

Total	127.5	138.9

Our obligations under finance leases for plant and equipment are as follows:

	2006	2005
	$m	$m

Less than one year	3.0	5.5
Between one and five years	—	2.8
More than five years	—	—

Total gross payments	3.0	8.3
Less: finance charges included above	(0.1)	(0.3)

Total	2.9	8.0

The net book value of property, plant and equipment held under finance leasing arrangements at 31 December 2006 amounted to $12.6 million (2005: $17.8 million), which includes $70.6 million of accumulated depreciation (2005: $66.1 million). Depreciation expense for the period amounted to $4.5 million (2005: $5.8 million).

In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial Statements in the amount of $36.2 million at 31 December 2006 (2005: $51.8 million).

Elan Corporation, plc 2006 Annual Report 123

29	Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2006	2005
	$m	$m

Contracted for	5.6	7.1
Not-contracted for	7.3	10.4

Total	12.9	17.5

At 31 December 2006, we had commitments to invest $2.4 million (2005: $2.4 million) in healthcare managed funds.

30	Collaboration Agreement with Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for multiple sclerosis (MS) and Crohn’s disease (CD), with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for CD.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of two serious adverse events, one of which was fatal, in patients treated with Tysabri in combination with Avonex in clinical trials. These events involved two cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Both patients received more than two years of Tysabri therapy in combination with Avonex. In March 2005, the companies announced that their ongoing safety evaluation of Tysabri led to a previously diagnosed case of malignant astrocytoma being reassessed as PML, in a patient in an open label CD clinical trial. The patient had received eight doses of Tysabri over an 18-month period. The patient died in December 2003.

A comprehensive safety evaluation was performed of more than 3,000 Tysabri patients in collaboration with leading experts in PML and neurology. The results of the safety evaluation yielded no new confirmed cases of PML beyond the three previously reported.

In September 2005, Elan and Biogen Idec submitted to the FDA a supplemental Biologics License Application for Tysabri, which the FDA subsequently designated for Priority Review. On 7-8 March 2006, the Peripheral and Central Nervous System Drug Advisory Committee reviewed and voted unanimously to recommend that Tysabri be re-introduced as a treatment for relapsing forms of MS.

In June 2006, the FDA approved the re-introduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and, in October 2006, approval was received for the marketing of Tysabri in Canada. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri, which we market in collaboration with Biogen Idec, were $38.1 million in 2006, consisting of $28.2 million in the United States and $9.9 million in the European Union.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec product revenues and most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. In the EU market, Biogen Idec is responsible for distribution.

Our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise

124 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

At 31 December 2006, we owed Biogen Idec $42.9 million (2005: $21.4 million).

Under our collaboration agreement with Biogen Idec, if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $125 million per calendar quarter, then we may elect to make a milestone payment to Biogen Idec of $75 million in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million. Additionally, if we have made this first milestone payment, then we may elect to pay a further $50 million milestone to Biogen Idec if global in-market net sales of Tysabri are, on average, for four calendar quarters, in excess of $200 million per calendar quarter, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. Should we elect not to make the first milestone payment of $75 million, then our percentage share of Tysabri will be reduced to approximately 35% for annual global in-market net sales of Tysabri exceeding $700 million. If we elect to make the first milestone payment, but not the second milestone payment, then our percentage share of Tysabri will be reduced to approximately 35% for annual global net sales of Tysabri exceeding $1.1 billion.

31 Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Securities and Tysabri matters

Commencing in January 1999, several class actions were filed in the US District Court for the Southern District of California against Dura Pharmaceuticals, Inc. (Dura or defendant), one of our subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the US federal securities laws, were consolidated and sought damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. On 6 June 2006, the US District Court issued an order granting in part and denying in part our motion to dismiss. On 21 July 2006, the plaintiffs filed an amended complaint seeking to cure their pleading problems. The defendants subsequently filed a motion to dismiss in response to the amended complaint. A hearing on the defendants’ motion was originally scheduled to take place on 4 December 2006. However, by order of the court on 28 November 2006, the court deemed the motion submitted on the papers and determined that no oral argument was necessary. The parties currently await a final ruling on the defendants’ motion.

We and some of our officers and directors have been named as defendants in putative class actions originally filed in the US District Courts for the District of Massachusetts (on 4 and 14 March 2005) and the Southern District of New York (on 15 and 23 March 2005) and the Superior Court of the State of California, County of San Diego (on 22 March 2005). The class action complaints allege claims under the US federal securities laws and state laws and, in the actions originally filed in Massachusetts and New York, seek damages on behalf of a class of shareholders who purchased our stock prior to the announcement of the voluntary suspension of Tysabri on 28 February 2005. The action filed in California as a derivative action, purports to seek damages on our behalf. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints allege that class members were damaged when our share price fell after we and Biogen Idec announced the voluntary suspension of the commercialisation and dosing of Tysabri in response to reports of serious adverse events involving clinical trial patients treated with Tysabri. The complaints seek damages, reimbursement of costs and other relief that the courts may deem just and proper. On 4 August 2005, the US District Court for the Southern District of New York issued an order consolidating the New York actions. On or about 29 August 2005, the cases originally filed in Massachusetts were transferred to the Southern District of New York. Accordingly, all non-California securities proceedings are now pending in New York.

In the California derivative action, we filed papers on 8 August 2005 demurring to the claims asserted in the complaint and moving to quash service of the complaint on certain of the named, out-of-state directors. To date, the plaintiffs have not responded to our motions. However, we expect that the court will schedule a hearing sometime during 2007.

In March 2005, we received a letter from the SEC stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have

Elan Corporation, plc 2006 Annual Report 125

provided materials to the SEC in connection with the inquiry, but have not received any additional requests for information or interviews relating to the inquiry.

Antitrust matters

In March 2001, Andrx Corporation (Andrx) filed a complaint in the US District Court for the Southern District of Florida alleging that we engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. We filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted our motion and dismissed Andrx’s complaint with prejudice and without leave to amend. Andrx subsequently appealed this decision. On 29 August 2005, the appellate court upheld the lower court’s ruling, in part, but remanded the matter to the district court to address certain issues. This matter remains pending.

Indirect purchasers of Naprelan have filed three putative class actions in the US District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that we violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Other than preliminary document production, the litigation has been stayed and the case placed on the court’s suspense docket pending the outcome of further proceedings in pending related patent infringement litigation between Elan and Andrx.

In 2002 and 2003, ten actions were filed in the US District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) have violated federal and state antitrust laws based on a licensing arrangement between Elan and Biovail Corporation relating to Nifedipine. The complaints seek various forms of remedy, including damages and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the US District Court for the District of Columbia. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the defendants’ motions to dismiss. The Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims.

Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint without prejudice. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court’s obligation to accept as true all allegations when tested on a motion to dismiss. The parties in the litigation are in the process of completing discovery.

It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. The parties have reached an agreement-in-principle on settlement. That agreement is subject to finalisation by the parties and to approval by the California state court.

In June 2001, we received a letter from the US Federal Trade Commission (FTC) stating that the FTC was conducting a non-public investigation to determine whether Brightstone Pharma, Inc. (Brightstone), Elan or others may have engaged in an effort to restrain trade by entering into an agreement that may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan. In October 2001, our counsel met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when we were served with a subpoena from the FTC for the production of documents related to Naprelan. We voluntarily provided documents and witness testimony in response to the subpoena and continue to cooperate with the FTC relating to this investigation.

Other matters

In January 2006, our subsidiary, Elan Pharmaceuticals, Inc. (EPI) received a letter and subpoena from the US Department of Justice and the US Department of Health and Human Services asking for documents and materials primarily related to marketing practices concerning our former Zonegran product. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In

126 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

32 Related Parties

We have a related party relationship with our subsidiaries (see Note 35), directors and executive officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

Transactions with Directors and Executive Officers

The total compensation of our key management personnel, defined as our directors and executive officers was as follows:

	2006	2005
	$m	$m

Short-term employee benefits	7.8	8.3
Post-employment benefits	0.2	0.2
Share-based compensation	12.2	6.5

Total	20.2	15.0

Except as set out below, there are no service contracts greater than one year in existence between any of the directors and executive officers and Elan:

•	On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and chief executive officer effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our president and chief executive officer with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual instalments (the 2005 Options).

The agreement continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his 2005 options will vest and be exercisable for the following two years (three, in the event of a change in control).

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or until Mr. Martin obtains other employment, continue to participate in our health and medical plans or we shall pay him a lump sum equal to the present value of the cost of such coverage and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the US Internal Revenue Code, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

Elan Corporation, plc 2006 Annual Report 127

•	No other executive director has an employment contract extending beyond twelve months.

•	On 1 July 2006, EPI entered into a consultancy agreement with Dr. Selkoe whereby Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We will pay Dr. Selkoe a fee of $12,500 per quarter. The agreement is effective for three years unless terminated by either party upon thirty days written notice and supersedes all prior consulting agreements between Dr. Selkoe, and Elan. Prior thereto, Dr. Selkoe was party to various consultancy agreements with EPI and Athena Neurosciences, Inc. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2006 and $25,000 in 2005.

Arrangements with Former Directors

•	On 1 July 2003, we entered into a pension agreement with Mr. John Groom, a former director of Elan Corporation, plc, whereby we shall pay him a pension of $200,000 per annum, monthly in arrears, until 16 May 2008 in respect of his former senior executive roles.

•	On Dr. Garo Armen’s retirement from the board in May 2006, we agreed to vest on his retirement 25,000 options that would otherwise have expired unvested on his retirement date, and have extended the exercise term of 50,000 options from ninety days to one year post-retirement.

Mr. Donal Geaney

On 13 June 2005, we agreed to settle an action taken in the Irish High Court by the late Mr. Donal Geaney, former Chairman of the Company who resigned on 9 July 2002. The action related to the agreement for the exercise of share options granted to Mr. Geaney during his employment with Elan. The settlement, with no admission of liability on the part of Elan, was for a sum of €3.5 million ($4.4 million), plus an agreed sum of legal fees.

Dr. Lars Ekman

Dr. Lars Ekman was appointed to our Board of Directors on 26 May 2005. Dr. Ekman had a forgivable loan from Elan which amounted to $240,000 at 26 May 2005. This loan was fully forgiven at the end of December 2005.

33 Post Balance Sheet Events

In December 2006, we issued an early redemption notice for the Athena Notes, which were due in February 2008. In January 2007, the remaining aggregate principal amount of $613.2 million of the Athena Notes was redeemed, plus a call premium of $13.4 million and accrued interest of $15.8 million, and the related $300.0 million in contract amount of interest rate swaps were cancelled. As a result, we recorded a net charge on debt retirement of $11.5 million in 2006 and will record an additional charge of $7.7 million in 2007. The carrying value of the Athena Notes of $619.1 million was reclassified as a current liability at 31 December 2006. For additional information, please refer to Note 22.

34 Notes to the Parent Company Financial Statements

a Revenue

During 2006 and 2005, product revenue related to manufacturing revenue and royalties, and contract revenue related to research activities.

b Selling, general and administrative expenses

SG&A expenses include share-based compensation charge of $11.4 million in 2006 (2005: $6.5 million), which is allocated on the basis of services provided to the parent company by directors, executive officers and other employees. For additional information on share-based compensation, please refer to Note 13 to the Consolidated Financial Statements.

c Gain on arbitration award

In December 2006, we were awarded $49.8 million following the conclusion of binding arbitration proceedings which were initiated against King with respect to an agreement to reformulate Sonata. This award was recognised as a gain in 2006 and the cash was received in January 2007.

128 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

d Interest expense

	2006	2005
	$m	$m

Intercompany interest expense	16.5	—
Finance lease interest	0.7	0.8
Net foreign exchange losses	—	3.0
Other	—	0.8

Interest expense	17.2	4.6

e Interest income

	2006	2005
	$m	$m

Bank interest income	1.3	0.6
Net foreign exchange gains	11.5	—
Other	0.1	0.9

Interest income	12.9	1.5

f Fair value gain on conversion option

From the date of adoption of IAS 32 and IAS 39 on 1 January 2005 to 28 October 2005, when the cash settlement provision that existed on issue of the 6.5% Convertible Notes was revoked, the conversion option component of the 6.5% Convertible Notes was deemed a liability, and was marked-to-market through the income statement, consistent with the accounting for other derivative assets and liabilities. The cash settlement feature was a right that was held by the parent company, as guarantor of the 6.5% Convertible Notes, and as a result, the fair value of the conversion option is accounted for in the parent company financial statements. Due to the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded in the year ended 31 December 2005 on the conversion option component of our 6.5% Convertible Notes. From 28 October 2005, when the cash settlement option was revoked, the conversion option was recognised as the equity component of a compound financial instrument as part of shareholders’ equity and was not subsequently remeasured. The value of the option was fixed at $91.8 million as at 28 October 2005. For additional information, please refer to Note 22 to the Consolidated Financial Statements.

g Net charge on debt retirements

In 2005, we incurred a net charge of $23.3 million associated with the early conversion of $206.0 million in aggregate principal amount of the 6.5% Convertible Notes.

Elan Corporation, plc 2006 Annual Report 129

h	Income/(loss) before tax

The income/(loss) before tax has been arrived at after charging the following items:

	2006	2005
	$m	$m

Auditors’ remuneration:
Audit fees	0.1	0.1

Directors’ emoluments:
Fees	1.0	1.0
Other emoluments and benefits in kind	4.6	3.9
Pension contributions	0.1	0.2
Payments to retired directors	0.2	—
Litigation settlement with retired director(1)	—	4.4

Total directors’ emoluments	5.9	9.5

Amortisation of intangible assets	15.7	12.8

(1)	On 13 June 2005, we agreed to settle an action taken by the late Mr. Donal Geaney for a sum of €3.5 million ($4.4 million), plus an agreed sum of legal fees. For additional information, see Note 32 to the Consolidated Financial Statements.

i	Tax on income/(loss) on ordinary activities

There was no income tax expense in 2006 or 2005.

Deferred tax

There are no deferred tax assets or liabilities during the financial year or the preceding financial year. No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $1,805 million at 31 December 2006. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

j	Net income/(loss) from discontinued operations

The net income from discontinued operations of $0.7 million in 2005 related to a gain on the disposal of the European business.

130 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

k	Intangible assets

Patents,
Licences &
Other
$m

Cost:
At 1 January 2005	169.4
Disposals	—

At 1 January 2006	169.4

Write-off of fully amortised assets	(50.6)
Transfers	(118.8)

At 31 December 2006	—

Accumulated amortisation:
At 1 January 2005	107.7
Amortised in year	12.8
Disposals	—

At 1 January 2006	120.5
Amortised in year	15.7
Write-off of fully amortised assets	(50.6)
Transfers	(85.6)

At 31 December 2006	—

Net book value: 31 December 2006	—
Net book value: 31 December 2005	48.9

On 31 December 2006, the parent company transferred all of its intangible assets to a subsidiary company. The transfer included the Verelan intangible asset, which had a carrying value of $33.2 million at 31 December 2006 (2005: $48.9 million). The amortisation charge for Verelan of $15.7 million in 2006 (2005: $12.8 million) was recognised in cost of sales in the income statement.

l	Investments at 31 December:

Investments
in Subsidiaries
$m

Cost:
At 1 January 2005	592.8
Share-based compensation	30.1
Capital contributions to subsidiary companies	308.1

At 1 January 2006	931.0
Share-based compensation	34.9
Investment in subsidiary company	9.8

At 31 December 2006	975.7

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

Elan Corporation, plc 2006 Annual Report 131

In July 2006, the parent company sold the 12,000 shares it held in Elan International Portfolios Limited (EIP) to Elan International Services, Ltd. (EIS). As consideration for the shares, EIS issued to the parent company 9,826,375 Series A Preference Shares with a carrying value of $9.8 million. This amount is the equivalent to the market value of EIP at the date of the transfer. The parent company recognised an intercompany gain on the disposal of the investment in subsidiary of $9.8 million during 2006.

Capital contributions to subsidiary companies in 2005 was primarily comprised of additional investments of $284.9 million in EIS.

m	Other non-current assets at 31 December:

	2006	2005
	$m	$m

Pension assets	10.7	9.9

Other non-current assets	10.7	9.9

n	Accounts receivable at 31 December:

	2006	2005
	$m	$m

Accounts receivable	0.1	4.7
Less amounts provided for doubtful debts	—	(0.2)

Accounts receivable, net	0.1	4.5

Provision for doubtful debtors:

	2006	2005
	$m	$m

Balance at 1 January	0.2	1.9
Income statement charge/(credit)	(0.2)	(1.7)

Balance at 31 December	—	0.2

o	Other current assets at 31 December:

	2006	2005
	$m	$m

Due from group undertakings	1,128.8	1,199.3
Derivative fair value	2.3	—
Other assets	0.2	0.5

Other current assets	1,131.3	1,199.8

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the provision of financing in the form of loans, in addition to trading activities such as the provision of goods or services to group companies. Loans provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

132 Elan Corporation, plc 2006 Annual Report

Notes to the Consolidated Financial Statements

p	Non-current liabilities at 31 December:

	2006	2005
	$m	$m

Finance lease obligations (net of finance charges):
Payable within one to five years	4.0	3.9
Payable after five years	6.4	6.4

Non-current liabilities	10.4	10.3

q	Current liabilities at 31 December:

	2006	2005
	$m	$m

Due to group undertakings	188.5	568.1
Accrued expenses	0.8	5.1
Finance lease obligation (net of finance charges)	1.2	1.2
Derivative fair value	—	1.5

Current liabilities	190.5	575.9

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the receipt of financing in the form of loans, in addition to trading activities such as the receipt of goods or services to group companies. Loans received from group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

r	Retained losses

$m

Retained Loss:
At 31 December 2005	(4,407.7)
Net loss for year ended 31 December 2006	(6.1)
Transfer of exercised and expired share-based awards	14.4

At 31 December 2006	(4,399.4)

The transfer of exercised and expired share-based awards relates to grants to directors, executive officers and other employees for services, that were previously recorded as an expense by the group and have been reversed upon exercise or expiry of the awards.

s	Financial instruments

At 31 December 2006, we had entered into a number of forward foreign exchange contracts at various rates of exchange in the normal course of business. The Euro forward contracts require us to sell US Dollars for Euro on various dates through September 2007. The forward contracts do not qualify for hedge accounting and are marked-to-market through the income statement.

The fair values of forward contracts are determined using quoted foreign exchange rates, and are as follows at 31 December:

	At 31 December 2006		At 31 December 2005

	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
	$m	$m	$m	$m

Euro forward contracts	58.0	2.3	65.0	(1.5)

For additional information on the parent company’s exposure to risk, please refer to Note 27 to the Consolidated Financial Statements.

Elan Corporation, plc 2006 Annual Report 133

t	Related parties

As part of our normal operating activities, we enter into transactions with other group undertakings. This includes the receipt and provision of financing in the form of loans, in addition to trading activities such as the receipt and provision of goods or services to group companies. Loans received from group undertakings and provided to group undertakings are repayable on demand. As a result, no discounting is applied to these balances. Pricing for intercompany trading transactions is determined on an arms-length basis.

Directors and executive officers of the parent company are the same as those of the group. For information on transactions with directors and executive officers, see Note 32 to the Consolidated Financial Statements.

u	Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Notes 22 and 31 to the Consolidated Financial Statements. The parent company has no commitments.

35 Subsidiary Undertakings

At 31 December 2006, we had the following principal subsidiary undertakings:

			Registered Office &
		Group	Country of Incorporation
Company	Nature of Business	Share %	Operation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd South San Francisco, CA United States
Elan Capital Corp., Ltd.	Financial services company	100	Clarendon House 2 Church St Hamilton, Bermuda
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive King of Prussia, PA United States
Elan Finance plc	Financial services company	100	Treasury Building Lower Grand Canal Street Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive Gainesville, GA United States
Elan Holdings Ltd.	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan International Services Ltd.	Financial services company	100	Clarendon House 2 Church St Hamilton, Bermuda
Elan Management Ltd.	Provision of management services	100	Treasury Building Lower Grand Canal Street Dublin 2, Ireland
Elan Pharma International Ltd.	R&D, manufacture, sale and distribution of pharmaceutical products and financial services	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd South San Francisco, CA United States
Monksland Holding BV	Financial services company	100	Amsteldijk 166 6th Floor 1079 LH Amsterdam The Netherlands
Neuralab Ltd.	Non-trading	100	Clarendon House 2 Church St Hamilton, Bermuda

Information regarding all other subsidiaries will be filed with our next annual return as provided for by Section 16(3)(a) of the Companies (Amendment) Act, 1986.

36	Critical Accounting Policies

Our critical accounting policies are set out on pages 31 to 37 of the Annual Report.

37	Approval of Consolidated Financial Statements

The Consolidated Financial Statements were approved by the directors on 28 March 2007.

134 Elan Corporation, plc 2006 Annual Report

US GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS as adopted by the European Union, which differs in certain significant respects from US GAAP.

Reconciliation from IFRS to US GAAP

The following is a reconciliation to net loss and shareholders’ equity calculated in accordance with US GAAP:

Net income/(loss) for the years ended:

	31 December	31 December
	2006	2005
	$m	$m

Net income/(loss) as stated under IFRS	(408.7)	612.3
Adjustments to conform to US GAAP:
(a) Intangible assets	75.0	63.0
(b) Revenue recognition	45.6	52.1
(c) Convertible Notes	12.5	(1,155.3)
(d) Athena Notes—Net charge on debt retirement	11.3	—
(e) Share-based compensation	(0.8)	36.6
Other	(2.2)	7.7

Net loss as stated under US GAAP	(267.3)	(383.6)

Shareholders’ equity

	31 December	31 December
	2006	2005
	$m	$m

Shareholders’ equity as stated under IFRS	204.8	308.4
Adjustments to conform to US GAAP:
(a) Intangible assets	(99.4)	(174.4)
(b) Revenue recognition	(13.7)	(59.3)
(c) Convertible Notes	—	(46.4)
(d) Athena Notes—Net charge on debt retirement	11.3	—
(f) Pensions	(13.9)	(9.8)
Other	(4.0)	(1.6)

Shareholders’ equity as stated under US GAAP	85.1	16.9

The principal differences between IFRS as adopted in the EU and US GAAP, as they apply to our financial statements, are as follows:

a	Intangible assets

The carrying value of our intangible assets is higher under IFRS than under US GAAP because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. This in turn gives rise to a higher amortisation charge under IFRS

Elan Corporation, plc 2006 Annual Report 135

than under US GAAP. Additionally, higher carrying values under IFRS will result in higher intangible impairment charges if the fair value of the related intangibles declines post-acquisition.

The principal reason for a higher carrying value of intangibles under IFRS is that under US GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as acquired IPR&D.

In addition, under US GAAP, our acquisition of Dura was accounted for under the pooling-of-interests method, whereas under Irish GAAP and now IFRS this transaction was accounted for using the purchase method. As a result, under US GAAP, the assets and liabilities of Dura were recorded at their historical carrying amounts and no goodwill arose from the merger of Dura and Elan, whereas under IFRS the assets and liabilities of Dura were recorded based on their fair values at the date of acquisition, and the excess of the purchase price over the fair value of assets acquired was allocated to goodwill.

Also, a number of differences arise in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and US GAAP. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations,” as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards,” these differences remain in effect between US GAAP and IFRS.

b	Revenue recognition

There are different rules under IFRS and US GAAP in relation to the recognition of revenue arising under contracts which include multiple arrangements such as the sale of a product and related R&D or manufacturing arrangements. Although the revenue recognised will be the same under both IFRS and US GAAP over the life of the contract, the different requirements can result in differences in the timing of revenue recognition.

c Convertible notes

In accordance with IAS 32 and IAS 39, the 6.5% Convertible Notes was analysed into a debt component and a separate embedded conversion option component. Under IFRS, prior to 28 October 2005, the conversion option in the 6.5% Convertible Notes was classified as a derivative within liabilities and fair valued through the income statement at each reporting period. As a result of the decline in our share price from $27.25 at 1 January 2005 to $7.97 at 28 October 2005, a fair value gain of $1,136.1 million was recorded under IFRS in the year ended 31 December 2005 on the conversion option component of our 6.5% Convertible Notes. The market price of the 6.5% Convertible Notes fell from $381.50 per $100.00 of principal amount at 1 January 2005 to $129.10 per $100.00 of principal amount at 28 October 2005.

The finance cost under IFRS for the 6.5% Convertible Notes also included an amortisation charge for the discount between the initial fair value of the debt component of the 6.5% Convertible Notes and the proceeds received on issue of $12.5 million (2005: $12.4 million). This discount under IFRS was determined on the issue date using a market interest rate for an equivalent non-convertible note, and was amortised along with issuance costs up to the original maturity of the notes using the effective interest rate method, such that the discounted carrying value of the debt would accrete to the principal amount over the period to the original maturity date. This initial discount, which reflected the initial fair value of the conversion option, amounted to $128.7 million for the issue as a whole, of which $71.7 million, approximately 55%, related to the remaining principal amount of $254.0 million outstanding at 31 December 2005. Of this $71.7 million, an amount of $46.4 million remained outstanding at 31 December 2005.

On 28 October 2005, we removed the cash settlement feature from the Convertible Notes and as a result, the value of the remaining conversion option was fixed as of 28 October 2005 at $91.8 million. It was not subsequently remeasured after this date, and was transferred from liabilities to shareholders’ equity, being the equity portion of a compound financial instrument. This $91.8 million increase in shareholders’ equity represented the initial fair value of $71.1 million of the conversion option (initial fair value discount on the debt) on the remaining $254.0 million of principal amount of the 6.5% Convertible Notes, plus the increasing of shareholders’ equity, upon the removal of the cash settlement feature, for the net cumulative mark-to-market loss of $20.7 million on the remaining principal amount (that had previously been expensed to shareholders’ equity). As described above, the $71.1 million was being amortised to interest expense over the period to the maturity date using the effective interest rate method. The effective interest rate of the 6.5% Convertible Notes was 15.9%. Of this $71.1 million, $46.4 million remained unamortised at 31 December 2005.

Under US GAAP, there is no separate recognition of the conversion option, as it was deemed to be clearly and closely related to the debt instrument. As a result, there was no fair value movement on the US GAAP income statement, nor an additional

136 Elan Corporation, plc 2006 Annual Report

US GAAP Information

finance charge for the discount arising on separation of the instrument. Timing differences may also arise on net gains/(charges) on debt retirements, since under US GAAP such gains/(charges) are recorded only as such transactions occur, whereas the requirement under IFRS to fair value the conversion option during each period means that such gains/(charges) may have been partially recorded in prior period(s). Consequently, the net charge on debt retirement related to the 6.5% Convertible Notes in 2005 was $31.6 million higher under US GAAP than under IFRS.

The difference in shareholders’ equity of $46.4 million between US GAAP and IFRS at 31 December 2005 represented the remaining unamortised initial fair value discount. This difference was eliminated to $Nil when the remaining 6.5% Convertible Notes were converted or redeemed in December 2006.

d Athena Notes—Net charge on debt retirement

We incurred a total expense related to the redemption of the Athena Notes of $19.2 million, primarily relating to a call premium paid of $13.4 million and the cost of the cancellation of the related interest rate swaps. Under IFRS, this expense is recognised using the effective interest method over the period from the issuance of the redemption notice in December 2006 to the redemption date in January 2007, thus resulting in a charge under IFRS of $11.5 million in 2006 and $7.7 million in 2007. Under US GAAP, substantially all of this charge has been recognised upon extinguishment of the Athena Notes in January 2007, resulting in a timing difference between IFRS and US GAAP.

e Share-based compensation

We adopted IFRS 2 effective 1 January 2005, which required that the fair value of share-based compensation be expensed to the income statement over the requisite service period, with a corresponding increase in shareholders’ equity. We applied IFRS 2 retrospectively to share-based awards that were granted after 7 November 2002 and had not vested by 1 January 2005. We adopted US GAAP’s Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment—An Amendment of FASB Statements No. 123 and 95,” (SFAS 123R) effective 1 January 2006, which requires similar accounting treatment for share-based compensation. In accordance with the transition provisions, we adopted SFAS 123R using the modified prospective transition method, therefore the fair value of share-based compensation expense has been recorded for (a) any share-based awards granted through but not vested as at 31 December 2005 and (b) any share-based awards granted or modified subsequent to 31 December 2005. The differences in the timing of adoption and transition provisions between the two standards resulted in the difference shown in the above table.

f	Pensions

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under US GAAP, since the adoption of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” (SFAS 158) at 31 December 2006, these unamortised net actuarial losses are recognised recognised directly in shareholders’ equity. In fiscal year 2005, prior to the adoption of SFAS 158, the excess of the unamortised net actuarial losses over the unfunded status of the plan was recognised directly in shareholders’ equity.

g	Discontinued operations

Under IFRS, a discontinued operation is a component of a company that either has been disposed of or is classified as held for sale and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale. Under US GAAP, a discontinued operation is a component of an entity whose operations and cashflows have been or will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component after its disposal. As the criteria for the determination of discontinued operations are different under IFRS and US GAAP, the products and businesses treated as discontinued operations differ under each. There are no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and US GAAP related to discontinued operations. However, the split of net income/(loss) between continuing operations and discontinued operations differs under both GAAPs.

Elan Corporation, plc 2006 Annual Report 137

h	Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution.

Under US GAAP, we record as revenue the net sales of Tysabri in the US market. We purchase product from Biogen Idec as required at a price, which includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales. In the EU market, Biogen Idec is responsible for distribution and, under US GAAP, we record as revenue our share of the profit or loss on EU sales of Tysabri, plus our directly-incurred expenses on these sales.

Under IFRS, our collaboration with Biogen Idec for Tysabri is a jointly-controlled operation in accordance with IAS 31. A jointly-controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly-incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly-incurred collaboration expenses related to these sales.

There are no reconciling differences to total net income/(loss) or shareholders’ equity between IFRS and US GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses differ under both standards due to the differing accounting principles for Tysabri sales as described above.

138 Elan Corporation, plc 2006 Annual Report

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 25 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for our Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Our ADSs, each representing one Ordinary Share and evidenced by one American Depository Receipt (ADR), are traded on the NYSE under the symbol “ELN”. The ADR depositary is The Bank of New York.

Our corporate governance practices do not differ in any significant way from those required of domestic companies under NYSE listing standards. A comparison of NYSE and Elan corporate governance standards is available on our website at www.elan.com.

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the Chief Executive Officer of the Company submits annual certifications to the NYSE stating that he is not aware of any violations by the Company of the NYSE corporate governance listing standards, qualifying the certification to the extent necessary. The last such annual certification was submitted on 12 March 2007.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05 Ordinary Shares		American Depository Shares(1)

	High	Low	High	Low

Year ended 31 December	(€)		($)
Calendar Year
2005

Quarter 1	22.25	2.42	29.00	3.24
Quarter 2	6.42	2.64	8.05	3.38
Quarter 3	7.40	5.46	9.25	6.77
Quarter 4	11.54	6.47	14.23	7.70
2006

Quarter 1	13.49	10.27	16.78	12.50
Quarter 2	14.90	11.27	19.21	14.13
Quarter 3	13.24	10.60	16.74	13.31
Quarter 4	12.50	10.48	15.88	13.95
Month Ended

January 2007	10.85	9.07	14.27	11.98
February 2007	11.20	9.48	14.82	12.87

(1)	An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

Elan Corporation, plc 2006 Annual Report 139

A total of 467,639,638 Ordinary Shares of Elan were issued and outstanding at 15 March 2007, of which 5,013 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 408,153,306 Ordinary Shares were represented by our ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 15 March 2007, the number of holders of record of Ordinary Shares was 11,930, which includes 15 holders of record in the United States, and the number of registered holders of ADRs in the United States was 3,292. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as our company. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and Associated Persons, Burma/Myanmar, Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida and the Taliban of Afghanistan, Democratic Republic of Congo, Iraq, Côte d’Ivoire, Liberia, Zimbabwe, Uzbekistan, Sudan, certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to US Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a US Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 22 February 2007 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a US Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “US Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to US federal income tax regardless of its source; or (iv) a trust, if a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company that is resident in Ireland and is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for tax purposes.

140 Elan Corporation, plc 2006 Annual Report

Shareholders’ Information

The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities that would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with us. Accordingly, our income from such qualifying patents is disregarded for tax purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Any trading income that does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 12.5% in respect of trading income for the years 2003 and thereafter. Non-trading income is taxable at 25%.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by us other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for US social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depository Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and US Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Elan Corporation, plc 2006 Annual Report 141

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by US Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of us. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of €630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

142 Elan Corporation, plc 2006 Annual Report

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements.

Our future success depends upon the successful commercialisation of Tysabri and the successful development and commercialisation of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events associated with Tysabri (including cases of PML) or for other reasons, and if we do not successfully develop and commercialise additional products, we will be materially and adversely affected.

While approximately half of our 2006 revenue was generated by our EDT business unit, we have only four marketed products and several potential products in the early stages of clinical development. Our future success depends upon the successful commercialisation of Tysabri and the development and the successful commercialisation of additional products.

Uncertainty created by the serious adverse events that have occurred or may occur, with respect to Tysabri, and the restrictive labelling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri. If there are more serious adverse events in patients treated with Tysabri (including cases of PML), then we may be seriously and adversely affected.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec with respect to Tysabri. We have committed significant resources to the development and the commercialisation of Tysabri and to the other potential products in our development pipeline. These investments may not be successful.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline, including product candidates from our Alzheimer’s disease research programmes such as AAB-001, AZD-103/ELND-005 and ACC-001, will experience difficulties, delays or failures. A number of factors could affect our ability to successfully develop and commercialise products, including our ability to:

•	Establish sufficient safety and efficacy of new drugs or biologics;

•	Obtain and protect necessary intellectual property for new technologies, products and processes;

•	Recruit patients in clinical trials;

•	Complete clinical trials on a timely basis;

•	Observe applicable regulatory requirements;

•	Receive and maintain required regulatory approvals;

•	Obtain competitive/favourable reimbursement coverage for developed products on a timely basis;

•	Manufacture or have manufactured sufficient commercial quantities of products at reasonable costs;

•	Effectively market developed products; and

•	Compete successfully against alternative products or therapies.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. The results from preclinical testing and early clinical trials have often not been predictive of results

Elan Corporation, plc 2006 Annual Report 143

obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialised.

Our failure to successfully develop and commercialise Tysabri and other products would materially adversely affect us.

We have substantial future cash needs and potential cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our other future and potential needs.

At 31 December 2006, we had $2,378.2 million of aggregate principal amount of debts. At such date, we had cash and cash equivalents and restricted cash of $1,533.8 million. Our substantial indebtedness could have important consequences to us. For example, it could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for the foreseeable future. Although we expect to continue to incur operating losses in 2007, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance does not meet our expectations, including our failure to successfully commercialise Tysabri on a timely basis, then we could be required to obtain additional funds. If our estimates are incorrect or are not consistent with actual future developments and we are required to obtain additional funds, then we may not be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our financial condition. In addition, if we are not able to generate sufficient liquidity from operations, we may be forced to curtail programmes, sell assets or otherwise take steps to reduce expenses. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

• Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to, another entity.

144 Elan Corporation, plc 2006 Annual Report

Risk Factors

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases.

Our product Azactam lost its basic US patent protection in October 2005. We expect that Azactam will be subject to generic competition in 2007 and that our sales of Azactam will be materially and adversely affected by such generic competition. However, to date, no generic Azactam product has been approved.

In addition, the US basic patent covering our product Maxipime for injection expired in March 2007. Two formulation US patents covering Maxipime expire in February 2008. Bristol-Myers recently received correspondence from lawyers for Apotex stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the FDA. Bristol-Myers has requested additional information from Apotex to determine if Apotex’s form of cefepime hydrochloride, if approved by the FDA, infringes Bristol-Myers patents. If Apotex or others are able to introduce generic competitors to Maxipime our revenues from, and gross margin for, Maxipime will be materially and adversely affected.

Generic competitors may also challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitor products, including generic versions of our products, may materially adversely affect us.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation. If we fail to maintain our competitive position, then we may be materially adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then we could be materially adversely affected.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court

Elan Corporation, plc 2006 Annual Report 145

challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights may be protracted, expensive and distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors may be costly and time consuming and could adversely affect us. In addition, litigation may be necessary in some instances to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights and hinder or delay the marketing and sale of our products.

If we are unable to secure or enforce patent rights, trademarks, trade secrets or other intellectual property, then we could be materially adversely affected.

If we experience significant delays in the manufacture of our products or in the supply of raw materials for our products, then sales of our products could be materially adversely affected.

We do not manufacture Tysabri, Prialt, Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of our products could be materially adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products (as we did with Maxipime in 2006 and prior years), then sales of these products could be materially and adversely affected. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all.

Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our periodic results.

Our product revenue may vary periodically due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. For example, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any quarter could cause sales of those products to be lower than expected in subsequent quarters.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures, including pressures arising from recent Medicare reform. Our ability to commercialise products successfully depends, in part, upon the extent to which health care providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if health care providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary

146 Elan Corporation, plc 2006 Annual Report

Risk Factors

lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially adversely affected.

Recent reforms in Medicare added a prescription drug reimbursement benefit for all Medicare beneficiaries. Although we cannot predict the full effects on our business of this legislation, it is possible that the new benefit, which is being managed by private health insurers, pharmacy benefit managers, and other managed care organisations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues. In addition, Managed Care Organizations, HMOs, Preferred Provider Organizations, institutions and other government agencies continue to seek price discounts. In addition, certain states have proposed and certain other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides health care at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored health care system. This price regulation may lead to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal health care programme anti-kickback statute prohibits, among other things, knowingly and wilfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one-hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, another pharmaceutical company settled charges under the federal False Claims Act relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

In January 2006, Elan received a subpoena from the US Department of Justice and the Department of Health and Human Services, Office of Inspector General asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai. We are cooperating with the government in its investigation. The resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

Elan Corporation, plc 2006 Annual Report 147

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, pre-clinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on us.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

148 Elan Corporation, plc 2006 Annual Report

Risk Factors

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to additional reimbursements, penalties, sanctions and fines, which could have a material adverse effect on our business.

As a condition of reimbursement under Medicaid, we participate in the US federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for our products that are reimbursed by those programmes. The amount of the rebate for each unit of product is set by law based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single source, innovator and non-innovator multiple source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the US Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

US Federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the Public Health Services pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to civil, administrative, and criminal penalties, and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to continuing potential product liability risks, which could harm our business.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products or products which we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements we currently do not maintain product liability insurance for the first $25.0 million of aggregate claims, but do maintain coverage for the next $150.0 million with our insurers. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

Elan Corporation, plc 2006 Annual Report 149

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could have a material adverse effect on us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2005. The class action complaints allege claims under the US federal securities laws and state laws. The complaints allege that we caused the release of materially false or misleading information regarding Tysabri. The complaints seek damages and other relief that the courts may deem just and proper. We believe that the claims in the lawsuits are without merit and intend to defend against them vigorously.

An adverse result in the lawsuits could have a material adverse effect on us.

Our share price is volatile, which could result in substantial losses for investors purchasing shares.

The market prices for our shares and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. The market price of our shares likely will continue to fluctuate due to a variety of factors, including:

•	Material public announcements by us;

•	Developments regarding Tysabri;

•	The timing of new product launches by others and us;

•	Events related to our marketed products and those of our competitors;

•	Regulatory issues affecting us;

•	Availability and level of third-party reimbursement;

•	Developments relating to patents and other intellectual property rights;

•	Results of clinical trials with respect to our products under development and those of our competitors;

•	Political developments and proposed legislation affecting the pharmaceutical industry;

•	Economic and other external factors;

•	Hedge or arbitrage activities by holders of our securities;

•	Period-to-period fluctuations in our financial results or results that do not meet or exceed market expectations; and

•	Market trends relating to or affecting share prices across our industry, whether or not related to results or news regarding our competitors or us.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Until 20 June 2010, Biogen Idec and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us;

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events; and

•	Our collaboration agreement with Wyeth restricts Wyeth and its subsidiaries from seeking to acquire us in some circumstances.

150 Elan Corporation, plc 2006 Annual Report

Memorandum and Articles of Association

Objects

Our objects, which are detailed in our Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products.

Directors

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for us, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

Meetings

The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. The members, in accordance with our Articles of Association and Irish company law, may also requisition extraordinary General Meetings. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 clear days notice.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of Elan until claimed. All shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. We are permitted under our Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Liquidation Rights

In the event of the Company being wound up, the liquidator may, with the authority of a special resolution, divide among the holders of Ordinary Shares the whole or any part of the net assets of the company (after the return of capital on the non-voting Executive shares), and may set such values as he deems fair upon each kind of property to be so divided and determine how such division will be carried out.

Actions Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

Elan Corporation, plc 2006 Annual Report 151

Limitations on the Right to Own Shares

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on “Exchange Controls and Other Limitations Affecting Security Holders”.

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

We incorporate by reference all other information concerning our Memorandum and Articles of Association from the section entitled “Description of Ordinary Shares” in the Registration Statement on Form 8-A/A3 (SEC File No. 001-13896) we filed with the SEC on 6 December 2004 and our Memorandum and Articles of Association filed as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on 21 June 2006.

Documents on Display

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2006 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of our Registration Statement on Form S-8 (SEC File No. 333-135185) filed with the SEC on 21 June 2006. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

152 Elan Corporation, plc 2006 Annual Report

Trademarks

The following trademarks appearing in this publication are owned by or licensed to the Company:

•	Azactam® (aztreonam for injection, USP)

•	Maxipime® (cefepime hydrochloride) for injection

•	NanoCrystal® Technology

•	Naprelan® (naproxen sodium controlled-release) tablets

•	Prialt® (ziconotide intrathecal infusion)

•	Tysabri® (natalizumab)

•	Verelan® (verapamil) capsules

Third-party marks appearing in this publication are:

•	Adalat®CC (nifedipine) tablets

•	Avinza® (morphine sulfate extended-release) capsules

•	Avonex® (Interferon beta-1A)

•	Betaseron® (interferon beta-1b)

•	Copaxone® (glatiramer acetate injection)

•	Crestor® (rosuvastatin calcium)

•	Emend® (aprepitant)

•	Focalin®XR (dexmethylphenidate)

•	Megace® ES (megastrol acetate)

•	Rapamune® (sirolimus)

•	Rebif® (interferon-beta-1a)

•	RitalinLA® (methylphenidate hydrochloride) tablets

•	Skelaxin® (metaxalone) tablets

•	Sonata® (zaleplon) capsules

•	TriCor® (fenofibrate) tablets

•	Zonegran® (zonisamide) capsules

Elan Corporation, plc 2006 Annual Report 153

Shareholder Services

Our ADSs are listed on the NYSE (Symbol ELN). Our Ordinary Shares are listed on the Official Lists of the London and Irish Stock Exchanges.

Depositary for ADSs
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel: 888-BNY-ADRs
Tel: 212-815-3700
Email: shareowners@bankofny.com
Website: http://www.stockbny.com

Registrar for Ordinary Shares
Computershare Services (Ireland) Ltd
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-447-5107
Fax: 353-1-216-3151

Duplicate Mailings

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

Investor Relations
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

Emer Reynolds
Vice President, Investor Relations

Tel:	353-1-709-4000
800-252-3526
Fax: 353-1-709-4018
Email: emer.reynolds@elan.com

Chris Burns
Senior Vice President, Investor Relations
Tel: 800-252-3526
Fax: 617-217-2577
Email: chris.burns@elan.com

Internet Website

Information on the Company is available online via the Internet at our website, http://www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

154 Elan Corporation, plc 2006 Annual Report

**Elan people appearing in this Annual Report (alphabetical order)**

**Michael Arrighi, PhD** *Sr Director, Epidemiology*
**Michael Bova, PhD** *Principal Scientist, Lead Discovery & Optimisation*
**Robert Brendza, PhD** *Scientist, Pharmacology*
**Fidelma Callanan** *Director, Marketing & Communications, EDT*
**Yusup Chang** *Research Associate, Pharmacology*
**Ming Chen** *Sr Research Associate, Pharmacology*
**Xiao-hua Chen, PhD** *Principal Scientist, Lead Discovery & Optimisation*
**Shane Cooke** *EVP, Chief Financial Officer*
**David Czekai** *VP & General Manager, Elan NanoSystems*
**Navdeep Dhillon, PhD** *Post-doctoral Fellow, Biology*
**Shane Dixon, PhD** *District Sales Manager, Prialt*
**Arthur Dornik** *District Sales Manager, Prialt*
**Tovah Eichenbaum** *Sr Research Associate, Lead Discovery & Optimisation*
**David Feigal, MD** *SVP, Global Regulatory & GSS*
**Ron Fletcher, MD** *Sr Director, Global Medical Affairs*
**Doreen Gerety** *Director, Organisation Development, EDT*
**Natalie Gomez** *Director, Project Management, Neurodegeneration*
**Michael Grundman, MD** *Sr Director, Clinical Development*
**Chito Hernandez, PhD** *VP, Biometrics*
**Dennis Hom** *Sr Research Associate, Lead Discovery & Optimisation*
**Stephen Jones, MD** *Director, Clinical Development*
**Thomas Kissinger** *VP, Tysabri Commercial*
**James Knight** *VP, Marketing, Tysabri*
**Michael LaBruto** *Sr Research Associate, Elan NanoSystems*
**Enchi Liu, PhD** *Director, Clinical Development*
**Gary Liversidge, PhD** *Sr Director, Business Development, EDT*
**Paul Logue** *VP & General Manager, Biologics Supply*
**Doug Love** *VP, Business Integration*
**Jennifer Mao** *Assoc Scientist, Biology*
**Lisa McConlogue, PhD** *Research Fellow, Biology*
**Mike McConnell** *Sr Director, Regulatory Affairs, Europe*
**Richard McCourt** *Sr District Sales Manager, Hospital Products*
**Donogh McGuire** *VP, Small Molecule Operations, EDT*
**Connie Merron** *Assoc Director, Lead Discovery & Optimisation*
**Terry Mix** *Sr District Sales Manager, Hospital Products*
**Hassan Movahhed** *VP, Clinical Development*
**Tara Nickerson, PhD** *Director, Corporate Strategy*
**Declan O'Connor** *VP Finance, EDT Management*
**Brid O'Flaherty** *Financial Controller, EDT Management*
**Seamus O'Loan** *VP, Business Development, EDT*
**Tim O'Shea** *VP, Hospital Specialty Business Group*
**Anthony Pepio, PhD** *Director, Clinical Development*
**Chris Petersen** *District Sales Manager, Hospital Products*
**Bea Reed** *District Sales Manager, Hospital Products*
**Tom Riordan** *VP, Legal, EDT Management*
**Patrick Roberts** *VP & CISO, IT Governance & Control*
**Quyen Schwing** *Research Associate, EDT Pharmaceutical Dev.*
**Samnang Tep** *Research Associate, Pharmacology*
**Edward Tefft** *Assoc Director, EDT Pharmaceutical Dev.*
**Lori Taylor** *VP, Tysabri Management*
**Randi Tillman, DMD** *Sr Director, Pricing & Reimbursement*
**Marc Umans** *District Sales Manager, Hospital Products*
**Robert Venteicher, PhD** *VP, Quality Assurance, R&D*
**Donna Whiteford** *VP, Project Management*
**Wagner Zago, PhD** *Scientist, Pharmacology*

Elan people appearing in this Annual Report (alphabetical order) [Graphic Appears Here] Lisa McConlogue, PhD Research Fellow, Biology Mike McConnell Sr Director, Regulatory Affairs, Europe Richard McCourt Sr District Sales Manager, Hospital Products Donogh McGuire VP, Small Molecule Operations, EDT Connie Merron Assoc Director, Lead Discovery & Optimisation Terry Mix Sr District Sales Manager, Hospital Products Hassan Movahhed VP, Clinical Development Tara Nickerson, PhD Director, Corporate Strategy Declan O’Connor VP Finance, EDT Management Brid O’Flaherty Financial Controller, EDT Management Seamus O’Loan VP, Business Development, EDT Tim O’Shea VP, Hospital Specialty Business Group Anthony Pepio, PhD Director, Clinical Development Chris Petersen District Sales Manager, Hospital Products Bea Reed District Sales Manager, Hospital Products Tom Riordan VP, Legal, EDT Management Patrick Roberts VP & CISO, IT Governance & Control Quyen Schwing Research Associate, EDT Pharmaceutical Dev. Samnang Tep Research Associate, Pharmacology Edward Tefft Assoc Director, EDT Pharmaceutical Dev. Lori Taylor VP, Tysabri Management Randi Tillman, DMD Sr Director, Pricing & Reimbursement Marc Umans District Sales Manager, Hospital Products Robert Venteicher, PhD VP, Quality Assurance, R&D Donna Whiteford VP, Project Management Wagner Zago, PhD Scientist, Pharmacology Photographers: John Abbott, Arnold Bell, Mark Robert Halper, Juliana Thomas

Elan Corporation, plc Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. www.elan.com